2010 ANNUAL REPORT

Significant Changes. Significant Results.

OUR BIOPHARMA TRANSFORMATION



Bristol-Myers Squibb

We stand today as a global company deeply committed to a single Mission: to discover, develop and deliver innovative medicines that help patients prevail over serious diseases.



Chief Executive Officer Lamberto Andreotti (front center) with members of the Senior Management Team. See page 103.

FRONT COVER

Jennifer Lowinger is a research scientist in Applied Genomics at Bristol-Myers Squibb. She is part of an R & D team exploring the use of chemical genetics to identify new disease targets, one of the first steps in drug discovery and development.

TO OUR STOCKHOLDERS

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

Three years ago, we set out on a journey to become the benchmark BioPharma company.

We evolved our Mission. We developed our strategy. We headed in a new direction. In effect, we made several significant changes, while maintaining our steadfast commitment to the patients and communities we serve.

Today, our BioPharma transformation is well under way and near completion. Our portfolio is focused exclusively on medicines. Our operations have been streamlined and simplified. And our company now combines the global experience, established commercial infrastructure and development capabilities of a major pharmaceutical company with the agility, biologics expertise and entrepreneurial spirit of a biotechnology firm.

As a result, Bristol-Myers Squibb is now stronger and better equipped to deliver meaningful results – a fact clearly demonstrated over the past year:

- We achieved 4 percent sales growth;
- We had a groundbreaking year with respect to clinical data;
- We received key regulatory approval of products across the world;
- We acquired ZymoGenetics, a renowned cutting-edge biotechnology company; and
- We increased our dividend for the second consecutive year.

In effect, last year's success proves that our BioPharma transformation is both very real and very promising.

2010: A Year of Impressive Results

Granted, 2010 was a challenging year across the board. The global financial crisis had reached into every sector and affected every company. For those in the pharmaceutical and biotechnology industries, the challenges were even greater, due to pricing pressures in Europe and the financial impact of health care reform in the United States.

Bristol-Myers Squibb, however, not only weathered the storm; our company actually had a good year. This is true from both a short-term and long-term perspective. Our financials were strong – with sales up and expenses down – and our pipeline of products became even more robust.

This balance between short-term and long-term is absolutely essential. To be a successful differentiated BioPharma company, we must drive results today, while strengthening our company for the future. It is what we have done, and it is what we plan to continue to do.

Financial Performance

With respect to financial performance, we continued to drive shareholder value. In fact, with an 8.8 percent increase, our total shareholder return (including dividends) was one of the best in the industry.

THE THREE PILLARS OF OUR BIOPHARMA STRATEGY


Innovation
Selective Integration
Continuous Improvement

Net sales from continuing operations were $19.5 billion – up 4 percent over the previous year. That includes a 6 percent increase in U.S. sales, with double-digit growth from Plavix, *Sprycel, Sustiva, Baraclude* and *Orencia* as well as initial sales of *Onglyza*.

Meanwhile, efficiencies were realized throughout the organization, including from the 50 percent reduction in manufacturing plants brought about by the three-year network rationalization effort completed last year. With a focus on state-of-art technology, only 12 of the original 27 manufacturing plants remain.

Our strategic focus on capital management led to strong yields. We ended the year with $10 billion in cash and marketable securities, while completing our strategic acquisition of ZymoGenetics, a cutting-edge biotechnology firm, as part of our ambitious, albeit focused String of Pearls strategy. We retired $750 million principal amount of outstanding debt, increased our dividend by 3 percent and initiated a $3 billion share repurchase program.

Products and Pipeline

In 2010, we obtained several significant regulatory approvals. *Sprycel* was approved in the U.S. and Europe for use as a first-line treatment in newly diagnosed adults with Philadelphia chromosome-positive chronic phase chronic myeloid leukemia. *Kombiglyze* XR was approved in the U.S. as the first once daily, extended release, fixed dose combination of a DPP4 inhibitor and metformin for adults with type 2 diabetes. And *Orencia* gained approval in Japan for rheumatoid arthritis and in Europe for second-line use in rheumatoid arthritis, while a subcutaneous formulation was filed in the U.S.

With respect to clinical data, 2010 was a very positive year. We reported important Phase III data for three of our new molecular entities. *Yervoy* (ipilimumab) showed an unprecedented survival benefit in second-line metastatic melanoma patients; Eliquis (apixaban) showed a significant decrease in the risk of stroke without an increase in bleeding for warfarin-unsuitable, atrial fibrillation patients; and dapagliflozin, a novel first-in-class SGLT2 inhibitor, continued to show a significant glucose lowering effect with additional reductions observed in secondary endpoints of weight loss and blood pressure lowering in type 2 diabetes patients.

We completed six regulatory submissions for new medicines in the U.S. and Europe. And with another year of positive benefit/risk data on *Nulojix* (belatacept)

Our BioPharma Progress

October 2007

String of Pearls strategy launched with acquisition of Adnexus Pharmaceuticals.

Ixempra (ixabepilone) approved by the U.S. Food and Drug Administration (FDA) for advanced breast cancer.

December 2007

Bristol-Myers Squibb unveiled the BioPharma strategy supported by three pillars: innovation, selective integration and continuous improvement.

January 2008

Sale of Bristol-Myers Squibb Medical Imaging.

June 2008

Bristol-Myers Squibb acquired Kosan Biosciences, a cancer therapeutics company.

July 2008

Bristol-Myers Squibb expanded the Productivity Transformation Initiative, expected to result in $2.5 billion in annual productivity savings and cost avoidance by 2012.

Erbitux (cetuximab) approved in Japan.

This is our way forward. This is our way of becoming and remaining the benchmark BioPharma company.


百时美施贵宝
BMSC/SASS Manag

Chief Executive Officer Lamberto Andreotti held a number of global town hall meetings in 2010 to update employees on the company's progress to become the benchmark BioPharma company. He is pictured here at the company's Shanghai office.

for patients with kidney transplants, we completed our resubmission to the U.S. Food and Drug Administration.

To ensure sustainability of our pipeline, we moved 15 new high-quality compounds into preclinical development and achieved a record number of proof-of-concept transitions, with six more compounds now progressing toward Full Development.

Corporate Responsibility

As in years past, our commitment to the patients and the communities we serve extended well beyond our core business markets and into the lives of millions of people who generally do not have access to quality health care.

In 2010, we continued our work to help reduce health disparities in various therapeutic areas and in various places throughout the world. Cancer in Europe. Hepatitis in Asia. HIV/AIDS in Africa. Mental health and well-being in the U.S. In January, when Haiti was struck by a catastrophic earthquake, Bristol-Myers Squibb, our Foundation and employees lent a helping hand, contributing nearly $7 million in cash and product. And later in the year, the Bristol-Myers Squibb Foundation launched an ambitious program, *Together on Diabetes* – a new five-year, $100 million initiative to improve health outcomes of people living with type 2 diabetes in the U.S.

We took our commitment to sustainability to the next level. We approved our Sustainability 2015 Goals, which lays out a plan to address social, economic and environmental challenges in the communities we serve; we also joined the United Nations Global Compact, the world's largest voluntary corporate citizenship initiative.

Our BioPharma Progress

August 2008

Partnership with PDL BioPharma (since transferred to Abbott Laboratories) announced to develop elotuzumab, an investigational treatment for multiple myeloma.

Sale of ConvaTec completed.

September 2008

Initial public offering for subsidiary Mead Johnson Nutrition announced.

December 2008

Oncology collaboration with Exelixis announced.

Agreement with AstraZeneca expanded to develop and commercialize dapagliflozin in Japan.

January 2009

Collaboration with ZymoGenetics announced to develop novel treatment for hepatitis C.

March 2009

Global collaboration with Nissan Chemical Industries and Teijin Pharma announced for the development of a treatment for atrial fibrillation.

April 2009

Commercialization agreement with Otsuka extended for Abilify (aripiprazole).

2011 – The Way Forward

In 2011, we expect the external challenges to persist. But we also expect to build on the momentum created last year as we continue to position our company for long-term success as a focused, differentiated BioPharma company.

To be sure, it will be a year of transition – the last full year of exclusivity for Plavix and Avapro, but also a period of potential significant product launches and regulatory submissions.

We have several new molecular entities under regulatory review, including *Yervoy* for second-line metastatic melanoma, *Nulojix* for kidney transplantation, Eliquis for thrombosis prevention and dapagliflozin for type 2 diabetes. We expect to receive additional important clinical data for *Yervoy* (first-line metastatic melanoma) and Eliquis (stroke prevention in atrial fibrillation), which may lead to regulatory submissions.

In 2011, we are also anticipating four significant Phase III transitions in hepatitis C, Alzheimer's disease and oncology.

Taken together – the product launches, the regulatory actions, the clinical data – all of this should keep us on track to achieve our 2013 goals and position us well for sustained growth for 2014 and beyond.

Our BioPharma Future

When I became CEO in 2010, I set out to accomplish a few key goals during my first year. Bring together a strong management team. Build on the firm foundation established by my predecessor, Jim Cornelius. Take our BioPharma transformation to the next level.

As the record makes clear, we succeeded in every respect.

Bristol-Myers Squibb has an absolutely first-rate senior management team – one that clearly stands out with respect to experience, skill, passion and global diversity. We have navigated through an often challenging external environment to increase sales, reduce costs, and grow our promising pipeline. We have continued to streamline our operations, develop our people, and produce the innovative science that helps patients prevail over serious diseases.

This year, we will continue this transformation, and we will continue working to deliver results, while positioning Bristol-Myers Squibb for longer-term growth. We will overcome obstacles. We will seize opportunities. We will strive to exceed expectations. And guided by our firm commitment to the highest business standards and ethics, we will continue "to discover, develop and deliver innovative medicines that help patients prevail over serious diseases."

This is our way forward. This is our way of becoming and remaining the benchmark BioPharma company.

Lamberto Andreotti, Chief Executive Officer
March 8, 2011

Our BioPharma Progress

July 2009

FDA approved *Onglyza* (saxagliptin) for treatment of type 2 diabetes in adults. European Union approval followed in October.

August 2009

Acquisition of Medarex, Inc., announced, expanding our oncology and immunology pipelines and our biologics capabilities.

November 2009

Entered global collaboration with Alder Biopharmaceuticals to develop a novel treatment for rheumatoid arthritis.

December 2009

Strategic split-off of Mead Johnson Nutrition holdings completed, focusing Bristol-Myers Squibb solely on our biopharmaceutical business.

March 2010

Global agreement with Allergan, Inc., announced for development of an oral treatment for neuropathic pain.

June 2010

Ipilimumab first agent to improve overall survival in previously treated patients with advanced melanoma, in data presented at annual meeting of American Society of Clinical Oncology.

MESSAGE FROM THE CHAIRMAN



This is an exciting time at Bristol-Myers Squibb. Our BioPharma transformation is driving organizational change and delivering meaningful results.

We have streamlined operations and decision-making. We have increased sales, while cutting costs. We have focused resources on our core competency – making innovative medicines that help patients prevail.

Simply stated, we have fundamentally changed the way we do business, and by all accounts, this transformation is having a positive impact across the board:

- Our employees work in an exciting environment conducive to personal growth;
- Our shareholders receive solid returns and are confident about our promising future; and
- Our patients are getting the medicines they need and the hope they deserve.

When we first launched this effort, we made some assumptions. We assumed that the external environment would become more challenging – that a new U.S. President would likely mean a new emphasis on health care reform. We assumed that filling the void left by the impending loss of Plavix exclusivity would necessitate a change in our business model. And to that end, we assumed that focused was better than diversified – that we should shrink our footprint, sell off our non-pharmaceutical businesses, and target our resources. In other words, we assumed it was best to swim against the tide and challenge the conventional wisdom with respect to scale and breadth.

Now, three years later, we no longer make such assumptions ... because we can already see the positive results. In fact, we see them every day – in the faces of the people who work here and in the lives of the patients we serve. We also read about them in the pages of industry reports.

This was particularly true over this past year. Despite a demanding external environment, we had a very successful year. From strong sales in the U.S. to significant advances in the laboratory, we made great progress in 2010 and set the stage for a strong 2011 and beyond.

Needless to say, as Chairman of the Board, I am pleased with the direction of our company and grateful to all of those who have made it possible – our Directors for their vision, Lamberto Andreotti and the Senior Managers for their practical leadership, and our 27,000 employees for their passion, hard work and commitment to excellence.

Since "retiring" as CEO last year, I have been able to step back and take a more holistic view of the company. I have been able to remove myself from the day-to-day management and look at the proverbial forest – observing the company, studying the industry and analyzing the trends.

My conclusion – Bristol-Myers Squibb has never been stronger.

James M. Cornelius, Chairman
March 8, 2011

Our BioPharma Progress

July 2010

Orencia (abatacept) approved in Japan.

October 2010

Acquisition of ZymoGenetics completed, securing full ownership of pegylated interferon lambda, other pipeline assets and an existing product, *Recothrom* (recombinant thrombin).

Sprycel (dasatinib) approved in U.S. for newly diagnosed patients with chronic myeloid leukemia. In December, *Sprycel* was also approved in Europe for use in a first-line setting.

November 2010

Kombiglyze XR (saxagliptin and metformin HCl extended release) approved in the U.S. for the treatment of type 2 diabetes in adults.

Entered into an agreement with Simcere Pharmaceutical Group to develop an early-stage oncology compound in China.

December 2010

Acquired exclusive worldwide rights for festinavir, an investigational compound for HIV, from Oncolys BioPharma.

DISCOVERING

Bristol-Myers Squibb's revved-up Discovery engine is delivering more investigational compounds into the development pipeline, across all therapeutic areas, than ever before. In 2010, 15 new compounds entered preclinical development, and six transitioned to mid-stage clinical testing.

Being BioPharma has many advantages.

"We're the optimum size for a research organization," says Francis Cuss, MB BChir, FRCP, senior vice president, Research. "Large enough to take advantage of our opportunities, small enough to move quickly and decisively."

Avoiding a traditional research organizational structure based on fixed therapeutic areas, Cuss has divided the Drug Discovery organization into two integrated parts: Disease Sciences and Molecular Sciences.

"Our approach is, I believe, unique," says John Houston, Ph.D., senior vice president, Disease Sciences and Biologics. "And the result is we've built a really strong discovery and early clinical pipeline."

Carl Decicco, Ph.D., senior vice president, Molecular Sciences and Candidate Optimization, agrees. "We set the bar high early in the process by putting a lot of effort into identifying the right targets," he says, "and then we set up stringent hurdles at various pipeline decision points."

As part of our BioPharma strategy, we've sized our internal Discovery groups to be smaller than industry norms. What makes us effective is our size, our experience and our agility, which improves our ability to execute rapidly and decisively.

To accelerate the discovery and development of new therapies, we are complementing and enhancing our internal capabilities with a suite of innovative alliances, partnerships and acquisitions with small and large companies. This is our String of Pearls strategy. "We take an integrated, global approach to these transactions, each of which is designed to enhance and accelerate our overall BioPharma strategy," says Jeremy Levin, D.Phil., MB BChir, senior vice president of Strategy, Alliances and Transactions.

Historically, pharmaceutical companies have relied on small molecules for most of their marketed products. Small molecules are usually less expensive and less complicated to manufacture, and most can be taken orally. Bristol-Myers Squibb has a library of more than 2 million such molecules stored in a robotic retrieval and screening platform. Greater than 75 percent of the targets we screen against get hits that advance into development from this system. It's our strongest, most reliable starting point for discovering potential new medicines.

Large molecules, or biologics, derived from recombinant DNA technologies, are becoming increasingly important. They are often more difficult and expensive to manufacture than small molecules and must usually be administered by injection. Yet they are often more specifically disease targeted. Currently, greater than one in three of our pipeline compounds are biologics, as are two of our key marketed products.

Now, we're pioneering a new drug modality – millamolecules, which are midsize between small and large molecules. Potentially, millamolecules combine advantages of both small and large molecules, affecting cell surface targets as well as protein interactions inside cells. We are synthesizing a millamolecule library, and novel types of millamolecular compounds are nearing development.

Now we have three choices. Having multiple modalities gives us the capability to go after the most important scientific and medical disease targets.

Through our knowledge of the human genome and our much-improved safety screens, we are discovering more new drugs with new mechanisms of action and better safety profiles than ever before.


MIKE

REDEFINING

Bristol-Myers Squibb's flexible-design laboratory at our research facilities in Princeton, New Jersey, houses innovative drug candidate purification technology. Spectrix Analytical Services scientists Michael Appiah, foreground, and Tamara Shekunov, background, log samples and queue up purification experiments. At center, Harold Weller, Ph.D., senior research fellow, Bristol-Myers Squibb, analyzes data and monitors work flow. Key to our selective integration and continuous improvement BioPharma pillars, consolidating operations and using service providers such as Spectrix improve efficiency and reduce cost. And importantly, they free up our scientists to perform critical functions and to pioneer new discovery approaches.

THE SCIENTIFIC PROCESS.

DISCOVERING NOVEL COMPOUNDS

Our robust pipeline of small molecules and biologics – and some millamolecules – is driven by internal Discovery efforts and enhanced by String of Pearls transactions. Now, our Discovery teams have built up a reservoir of expertise, consistency and focus. As a result, we're having a productive run across all of our therapeutic areas as our scientists see their work steadily advance into clinical development.

Often, there is no clear dividing line between one therapeutic area and the next, as the science that drives one area may also inform another.

Cancer

Our goal is to shrink the tumor and then keep the disease in check. Currently, there are 15 compounds in Exploratory Development, representing a broad range of approaches to fight the disease across multiple tumor types. One innovative approach is immuno-oncology. We have both small molecules and biologic programs that are designed to enhance the cancer-killing power of the immune system or increase the visibility of the tumor to the immune system. Another pioneering area is antibody drug conjugates, in which a cancer-killing drug is linked to a monoclonal antibody. The antibody specifically targets a particular cancer cell antigen, thus delivering the drug directly to the cancer cell. A drug conjugate, anti-CD70, has entered the clinic, and others will follow.

Cardiovascular

Bristol-Myers Squibb's long leadership in this therapeutic area, driven largely by in-licensed products, is now backed by a strong and growing pipeline. Atherosclerosis and thrombosis remain significant unmet medical needs, and so we're taking a broad-based approach with multiple points of intervention, focusing on areas of innovation. Among those approaches is a first-in-class small-molecule modulator of the liver X receptor, for atherosclerosis, and a biologic, PCSK9 inhibitor, designed to drastically and rapidly lower LDL cholesterol. Our goal is to treat atherothrombosis at the vessel wall by directly attacking the underlying disease mechanism that results in clot formation.

Immunology

In the past few years, we've built up our Discovery and early development capabilities in this area. Now, we have a number of small molecules and biologics in the pipeline. Among the compounds in clinical development for rheumatoid arthritis are an interleukin-6 inhibitor and a small-molecule CCR1 antagonist. Other compounds are targeted against Crohn's disease, ulcerative colitis and lupus. We have a wide breadth of unique targets, multiple technologies and a growing wealth of experience in this therapeutic area.

Metabolics

Diabetes is a complex, multifaceted disease. Our focus is discovering novel compounds to treat the broader abnormalities associated with diabetes – such as dyslipidemia and hypertension – and the complications of diabetes, which include heart attack and stroke. Several agents, small molecules and biologics, are advancing into the clinic for diabetes, in addition to others for obesity, which represents a significant risk factor for diabetes.

Neuroscience

We've also built a robust neuroscience portfolio, and now we have drugs in the clinic or nearing the clinic for schizophrenia, neuropathic pain, depression, migraine and Alzheimer's disease. Particularly interesting are compounds designed to address the two leading pathologies of Alzheimer's disease – amyloid plaques and neurofibrillary tangles. Among our approaches is a first-in-class program to determine whether we can delay the onset of Alzheimer's by preventing the formation of amyloid plaques in patients at risk for Alzheimer's. Another industry-leading approach to the disease is designed to prevent a breakdown of neuronal cell microtubules and the formation of tangles.

Virology

Bristol-Myers Squibb has been a leader in virology research for 20 years. Now, we've turned up the heat and are reinvesting in this critical therapeutic area. Bristol-Myers Squibb's hepatitis C virus (HCV) pipeline is one of the broadest portfolios of clinical assets and programs of any company. We have a number of small molecules and biologics in clinical development and entering the clinic, representing new targets and mechanisms of action targeting HCV. In HIV/AIDS, we acquired festinavir from Oncolys BioPharma, have a novel HIV attachment inhibitor in the clinic and five new Discovery programs.

In short, 2010 proved to be a year of significant results for Bristol-Myers Squibb Research. In fact it's been one of the most productive on record. "It's been a year of excellence," says Francis Cuss. "We've made significant contributions to the discovery of new drugs, to the progression of our early development portfolio into mid-stage clinical trials and to the support of our late-stage portfolio. 2011 may indeed be even more productive."

Our Pipeline

Bristol-Myers Squibb is dedicated to discovering and developing innovative medicines that address serious unmet medical needs in key disease areas. In doing so, we believe we can better help patients prevail.

Compounds in Exploratory Development are in preclinical or early clinical development. Full Development compounds are investigational drugs that are in later-stage clinical development or have been submitted to regulatory agencies for approval. Finally, medicines in Marketed Product Development are driving current and future growth while also undergoing continued clinical development to determine whether additional indications and formulations would benefit patients.

DISEASE AREAS

Cancer

Cardiovascular

Immunology
(including Rheumatoid Arthritis and Solid-Organ-Transplant Rejection)

Metabolics
(including Diabetes and Obesity)

Neuroscience
(including Psychiatric Disorders and Alzheimer's Disease)

Virology
(including HIV/AIDS and Hepatitis)

Exploratory Development
Full Development
Marketed Product Development

Pipeline chart as of December 31, 2010.

Biologics Discovery California – formerly Medarex, acquired by Bristol-Myers Squibb in 2009 – is now fully integrated into the company. Here at our facility in Milpitas, scientists discovered and developed *Yervoy* (ipilimumab), currently under regulatory review for the treatment of patients with metastatic melanoma. Now, researchers are developing the next wave of leading-edge immuno-oncology therapies that enhance the cancer-killing power of the body's immune system or deliver anticancer drugs directly into tumor cells. In photo top to bottom: Mark Selby, Ph.D., director, Discovery Research; Alan Korman, Ph.D., vice president, Discovery Research; and Changyu Wang, Ph.D., senior scientist.



Apixaban Full
16 Studies
4,424 Sites

COMMITTED

The Eliquis (apixaban) core clinical team in action. Running Bristol-Myers Squibb's largest clinical trial program – with more than 57,000 patients enrolled in 16 clinical trials in 41 countries – requires integrated cross-functional teams directing the program's strategy, design and conduct. Eliquis is being studied for a range of cardiovascular indications. Jack Lawrence, M.D., vice president and development lead, at right, confers with his colleagues. Seated, left to right, Lorraine Rossi, associate director and operations lead, and Michael Hanna, M.D., group medical director. Standing, left to right, Robert Knabb, Ph.D., group director, and Puneet Mohan, M.D., Ph.D., executive director and medical lead. This core team meets frequently with an extended team – including colleagues in Pharmaceutical Development, Regulatory Sciences, Biometric Sciences, Pharmacovigilance and Clinical Pharmacology – as well as their counterparts at our alliance partner, Pfizer.

TO SCIENTIFIC EXCELLENCE.

DEVELOPING New Therapies

As a BioPharma leader, we are unleashing the power of innovation through internal integration and external collaboration. One result: a record number of new product submissions.

"2010 was an extraordinary year for our R&D organization," says Elliott Sigal, M.D., Ph.D., executive vice president, chief scientific officer and president, R&D. "Across our development programs, our clinical and regulatory teams have applied innovative approaches to our trials, have allowed the science to lead the way and have executed programs efficiently and successfully. Overall, in my 13 years with Bristol-Myers Squibb, I don't remember any other year in which we've had such groundbreaking clinical data."

Our strategy is simple: Develop innovative medicines backed by extraordinary teams. Each of our medicines in development requires high-performing matrix teams and a terrific amount of intellectual capital.

We're driving down an entrepreneurial and biotech mindset. Each team member contributes technical expertise but also takes an enterprise perspective. This allows individuals and teams to be significantly more innovative in finding solutions to development challenges.

The effort seems to be paying off. In 2010, we achieved a record number of significant new product submissions:

- *Nulojix* (belatacept), for solid-organ transplant, in Europe;
- *Yervoy* (ipilimumab) for advanced melanoma, in the U.S. and Europe;
- Eliquis (apixaban), for prevention of venous thromboembolic events, in Europe;
- Dapagliflozin, for type 2 diabetes, in the U.S. and Europe;

As well as key milestones for marketed products:

- *Sprycel* (dasatinib), for newly diagnosed chronic myeloid leukemia, in the U.S. and Europe, and submitted in Japan;
- *Orencia* (abatacept) subcutaneous formulation, for rheumatoid arthritis, in the U.S.; and
- *Kombiglyze* XR (saxagliptin and metformin HCl extended release), for type 2 diabetes, in the U.S.

Advancing Through the Clinic

Our late-stage pipeline is considered among the best in the industry. Cancer, cardiovascular and metabolic diseases, and virology represent particularly strong therapeutic areas, with multiple compounds in or entering Full Development.

Cancer

Bristol-Myers Squibb provided its first anticancer medication more than four decades ago – a medicine still prescribed today. Now, with three key products and about 20 compounds in development, we are poised for global leadership with a reinvigorated franchise.

"This is a very exciting time," says Renzo Canetta, M.D., vice president, Oncology Global Clinical Research. "We're working across a number of areas, including biologics, immuno-oncology therapies, antibody drug conjugates and other novel and targeted approaches."

Three investigational products are currently in Phase III clinical trials, representing the leading edge of around 200 clinical trials across our oncology pipeline, addressing 20 different tumor types:

- The String of Pearls acquisition of Medarex in 2009, including full rights to the investigational compound *Yervoy*, has positioned us for long-term leadership in immuno-oncology, a potentially transformational field. In addition to melanoma, *Yervoy* is being studied in prostate and lung cancers;
- Phase III clinical studies are ongoing for brivanib, a potentially first-in-class small molecule for hepatocellular carcinoma; and
- Necitumumab, an investigational biologic being developed in partnership with Eli Lilly and Company for lung cancer, entered Full Development in 2010.

DEVELOPING NEW THERAPIES

Cardiovascular/Metabolics

Our portfolio of investigational cardiovascular and metabolic drugs in development is the most mature. Among them are Eliquis (apixaban) and dapagliflozin, both discovered by Bristol-Myers Squibb scientists and developed in collaboration with partners Pfizer and AstraZeneca, respectively. A Phase III study for Eliquis, AVERROES – for stroke prevention in patients with atrial fibrillation who are considered intolerant of or unsuitable for vitamin K antagonist therapy such as warfarin – was stopped early because of clear evidence of improved efficacy with apixaban compared with aspirin, without increase in major bleeding. AVERROES was conducted with 5,600 patients in 35 countries. ARISTOTLE, another Phase III clinical study, with 18,000 patients, comparing Eliquis against warfarin in patients with atrial fibrillation, is ongoing.

Dapagliflozin is being studied for the treatment of patients with type 2 diabetes in several Phase III trials enrolling a total of 6,000 patients. This is among the largest and most comprehensive diabetes clinical trial programs ever conducted. These studies are building evidence that dapagliflozin, with a new mechanism of action, has the potential to be an important new treatment for diabetes. In clinical studies, dapagliflozin showed positive effects on glucose, body weight and blood pressure.

Virology

This therapeutic area, particularly hepatitis C virus (HCV) drug development, represents a growing strength. Innovative internal discoveries and programs – coupled with the String of Pearls acquisition of ZymoGenetics in October, which provided us with full ownership of pegylated interferon lambda – have propelled us to an industry-leading position in HCV drug discovery and development. In early-stage clinical trials, pegylated interferon lambda showed comparable effect on viral load to the current standard of care, with improved tolerability. In addition, small-molecule NS5A and NS3 inhibitors, as stand-alone compounds or in combination, have shown promise as add-on to a pegylated interferon/ribavirin regimen. It is expected that pegylated interferon lambda and NS5A will enter Full Development in 2011.

Science Driven, Patient Focused

Often, approval of a product marks just the beginning of its developmental progress in finding benefits for patients. Many of our compounds represent a pipeline within a product, in which there are multiple follow-on indications that can provide more benefit for patients than the first indication.

For Full Development compounds alone, Bristol-Myers Squibb is currently conducting nearly 100 clinical trials enrolling more than 63,000 patients in 47 countries.

At Bristol-Myers Squibb, we put patients first. Not waiting for safety information to come filtering back to us through clinical trials or reporting feedback, we appropriately seek information as permitted under applicable laws from electronic health records, academic registries, government databases and insurance claims. We also strive to ensure that the information we gather is communicated as quickly, clearly and accurately as possible to health authorities, patients and payers.

Beginning well before major investments in clinical studies are committed for an early-development compound, Bristol-Myers Squibb seeks input from health authorities worldwide. The approach we take is collaborative because regulators must be confident in the safety of our medicines and the quality of our research.

While it is critical that we meet regulatory standards for quality, safety and efficacy, we must also meet the needs of the health care system and its patients, who value medical innovation, transparency and access to scientific partnerships. One innovative approach, launched in 2010, is an investigator-sponsored research site on www.bms.com. This site is dedicated to facilitating partnerships and collaborations with physician researchers worldwide who wish to help advance innovation on Bristol-Myers Squibb products, and it reflects our global approach to partnerships with industry, academia and government to accelerate the development of new medicines.

To understand a compound's full value for patients, payers and society in general, we assess the economics of disease, disease intervention and treatment, patient survival and productivity, and patient-reported perceptions of value and benefit. This knowledge is critical to help inform our development and commercialization decisions.

"In short, if we do our jobs well, by the time we get to market with a new medicine, we'll be able to tell physicians how it can improve the standard of care for their patients," says Brian Daniels, M.D., senior vice president, Global Development and Medical Affairs. "We'll also be able to tell payers how our medicine creates value not only for patients but also for the health care system and for society as a whole. And we'll be able to tell patients how we can help them prevail over serious diseases."●


HIGH SCHOOL

Nicholas F. Tomasic never thought much about diabetes ... until he was diagnosed with it five years ago. "I told the doctor, 'You gotta be kidding,'" he says. But Nick took the diagnosis seriously. He followed his doctor's advice, maintained an active lifestyle and improved his diet, eliminating fast foods, limiting his salt and sugar intake and increasing fruits, vegetables and whole grains. In addition, he entered a clinical trial for dapagliflozin, an investigational compound for type 2 diabetes discovered by Bristol-Myers Squibb scientists and being developed in collaboration with AstraZeneca. "I got smarter about my disease during that clinical trial," he says. "Now, I am working to keep my health under control."

DELIVERING Innovative Medicines

Innovation has transformed the discovery and development of our medicines. So too is it revolutionizing their delivery to our customers and patients.

Over the next two years, we anticipate up to five new product launches as we simultaneously manage and grow our existing product portfolio and progress our pipeline. And, as we manage these internal complexities, we also must address the challenges of being a BioPharma leader within a rapidly evolving and increasingly complex global landscape – a landscape marked by geographic shifts in market opportunities, increased regulatory focus on managing risk, health care budget rationalization and an explosive growth of new technologies.

"In the face of these challenges and opportunities, our BioPharma strategy – and an intense focus on the customer – position us well in the short and long term," says Béatrice Cazala, senior vice president, Commercial Operations, and president, Global Commercialization, Europe and Emerging Markets. "To be competitive, we're identifying new and better ways to engage and educate a broad range of stakeholders – including patients, health care providers, payers, governments, thought leaders, advocates – all critical players in today's dynamic health care environment."

Some of our new approaches involve building new technology platforms for fast and easy delivery of information to busy health care providers, services for payers to help them better manage health and economic outcomes, and better integration of information for our internal staff to continuously improve their interaction with customers.

"We're asking our teams to think differently about our stakeholders, both who we engage and how we engage them," says Cazala. "The results are new strategies and capabilities to ensure that, ultimately, the right medicine gets to the right patient at the right time."

The Patient Journey

Medicines don't treat diseases; they treat patients. And patients must often navigate complex systems of providers and payers. Health care delivery is no longer a linear path from doctor to patient, and now consumers must often follow a winding trail, facing any number of challenges along the way to access appropriate health care and achieve better clinical outcomes. Bristol-Myers Squibb is increasingly focused on understanding that patient journey and using these insights to drive better business decisions and, in the process, help patients prevail.

Traditionally, pharmaceutical companies have focused on the health care interaction between physician and patient and what gets decided there. Now, we think a lot more about the entire health care ecosystem and what can get in the way of high-quality patient care. With more stakeholders involved in making health care decisions, we are faced with an increasingly complex customer network.

Empowering the patient, ensuring compliance and providing access to reimbursement are all critical components of our customer-centric model. For example, a deeper understanding of the patient journey has helped guide the support strategy for *Sprycel* (dasatinib) in the U.S., including the creation of online patient education resources, a comprehensive patient reimbursement program and a patient call center staffed around the clock by registered nurses. Such a strategy is designed to empower patients with chronic myeloid leukemia and encourage them to ask meaningful questions and seek appropriate care.

Information When It's Needed

Access to information is no longer a one-way street. Patients and customers – and all stakeholders – acquire information from the Internet, from social media as well as traditional media, from publications and from any number of additional sources. As a result, many customers have become data empowered. Now, online and on-demand platforms provide customized information for our customers. For example, videoconferencing now gives physicians across Russia and Australia, even in remote areas, rapid access to Bristol-Myers Squibb scientific advisors and clinical trial results. In the U.S., a series of webcasts featuring experts on major depressive disorder



FOCUSING

Bioprocess scientists Piotr Ucher and Nicole Simard review a sample of *Orencia* (abatacept) from a bioreactor at our state-of-the-art biologics manufacturing facility in Devens, Massachusetts. Their colleague Jonathan Lucas, in the background, monitors another reactor. When the Devens facility becomes fully operational, each of the six 20,000-liter bioreactors will be able to grow 120 trillion cells, producing enough product for 10,000 doses of *Orencia* for patients with rheumatoid arthritis. It takes about 55 days of exacting processes to manufacture the bulk product.

OUR EFFORTS.

broaden educational offerings to physicians, reaching doctors when and where they are ready to learn.

Digital and remote detailing has also arrived, as the traditional printed materials that sales representatives have used in doctors' offices give way to tablet computers loaded with more comprehensive and dynamic content.

Innovation has changed more than just how our medicines are discovered and developed. Innovation is also changing the way that physicians and patients are accessing information about our medications. It's changing almost overnight. This explosion of digital media and technology has given us new tools for communicating and targeting critical and timely information about our medicines.

It's all about letting customers get the information they need when they need it.

Seamless Integration

Insights from the patient journey and our focus on meeting customer needs are all critical to success. So too is the close integration among our R&D, commercial and manufacturing organizations. Across the company, our goals are aligned so that the products we bring to market meet patient needs as well as bring value to the company and to shareholders.

Manufacturing, or Technical Operations, is closely involved with each product's development, launch and delivery. "Every time a customer or a patient orders one of our products anywhere in the world, it's our job to make sure that product is available and meets the high-quality standards expected of all our products," says Carlo de Notaristefani, president, Technical Operations and Global Support Functions.

Over the past several years, de Notaristefani and his team have dramatically transformed the manufacturing organization, consolidating facilities and investing heavily in creating new capabilities required to support our BioPharma pipeline and product portfolio. "We're looking toward the future and focusing our capabilities and technologies around the company's future portfolio of medicines," he says. Among our investments is the new state-of-the-art biologics facility in Devens, Massachusetts. Devens construction was substantially completed in 2009. We expect to submit the site for regulatory approval in late 2011 or 2012.



Customer Connect is an innovative medical information resource that is fully operational in Australia and being rolled out in India, both countries where Bristol-Myers Squibb sales reps may have to travel long distances to meet with physicians. Here, Melbourne rheumatologist Frank Laska, M.D., confers online with Tiffany Bamford, Ph.D., a Bristol-Myers Squibb scientific advisor, while representative Ashley Henderson looks on. "This technology is a quick way to get answers to specific questions, access resources and new data, and see slides of relevant presentations," says Laska.



Giuseppa Maria Milazzo lives in Rome with her husband, Calogero. In 2008, she began to feel inexplicably tired. "I couldn't do anything," she says. She was diagnosed with chronic myeloid leukemia (CML), a cancer of the bone marrow. Her doctor Elisabetta Abruzzese, M.D., Ph.D., of Sant'Eugenio Hospital and the University of Tor Vergata, Rome, recommended that she enter a clinical trial with *Sprycel* (dasatinib) for newly diagnosed CML patients. Since entering the trial, Giuseppa feels much better. "I have more energy, and my outlook is more positive because I had a chance to participate in this research," she says. "I have my husband, my grandchildren and my family. So I am happy."



Bristol-Myers Squibb's manufacturing facility in Shanghai – part of a joint venture through Sino-American Shanghai Squibb – is one of China's first modern pharmaceutical manufacturing bases, key to bringing new technology expertise to China. Here, technician Chen Xiu Mei monitors the packaging process of *Baraclude* (entecavir), for patients with chronic hepatitis B virus infection. This facility is one of two plants worldwide manufacturing *Baraclude*, and the only one outside the U.S. Approved in China in 2005, *Baraclude* is among the most successful pharmaceutical product launches in that country.

Patients Are Waiting

Now, we are looking forward to the potential approval and launch of up to five new products by the end of 2012. Each, if approved, will address serious unmet patient need. The products are:

- *Yervoy* (ipilimumab), for patients with metastatic melanoma;
- Brivanib, for patients with hepatocellular cancer;
- Eliquis (apixaban), for a range of cardiovascular indications, including venous thromboembolism and stroke prevention in patients with atrial fibrillation;
- Dapagliflozin, for patients with type 2 diabetes; and
- *Nulojix* (belatacept), for solid-organ-transplant rejection.

Nearing the end of periods of exclusivity for major brands, many pharmaceutical companies face the prospect of dry pipelines and few new products. Not so for Bristol-Myers Squibb. Since late 2002, we've launched 10 key products, each representing a significant area of unmet patient need. And now, we're preparing for a number of new product launches followed by a steady stream of pipeline assets in multiple therapeutic areas.

"We're accelerating innovation and transformation and pursuing multiple initiatives to integrate our processes and deliver the potential of our customer-centric approach," says Anthony C. Hooper, senior vice president, Commercial Operations, and president, U.S., Japan and Intercontinental. "In doing so, we must adapt, learn and move rapidly to ensure successful product launches and portfolio growth. We must be ever faster, more effective and more efficient, knowing that patients are waiting for the medicines that will help them prevail against serious diseases."

ADDRESSING Health Disparities

Aligned with our company's Mission to help patients prevail, the Bristol-Myers Squibb Foundation is a collaborative venture with patients, health care providers and the community. Such collaborations are forged with the knowledge that innovative partnerships are key to overcoming barriers to good health outcomes.

A teenage boy in the African country of Botswana, whom we will call Baruti, has known more than his share of tragedy. His mother died when he was 3, his father when he was 8. Five years ago, at age 12, he too got sick.

"Your test results have come," he recalls the doctor saying. "I'm sorry, but you are HIV positive."

Even at 12, the boy understood what those words meant. But Baruti was lucky. He was referred to the Botswana-Baylor College of Medicine Children's Clinical Center of Excellence, one of six pediatric HIV/AIDS clinics in Africa made possible by the Bristol-Myers Squibb Foundation's *SECURE THE FUTURE* program.

Now, sustained by a daily regimen of medications and buoyed by his own unfailing optimism, Baruti looks to the future. Thanks to the love and support of his aunts, he has finished school and is now applying to college. He also mentors other young people with HIV/AIDS. "My life has turned around," he says.

The Power of Partnerships

The Bristol-Myers Squibb Foundation has made a difference in the lives of countless people around the world.

Behind each success story is a deeply held faith in the capacity of individuals to prevail and in the power of communities and partnerships to sustain and assist them.

"The work of mobilizing communities in the fight against disease begins with listening," says John Damonti, president, Bristol-Myers Squibb Foundation, and vice president, Corporate Philanthropy. "You must hear the voices of those you are trying to help. Most of the answers are in those communities and in those voices."

It is this approach – collaborative, respectful, compassionate – that has earned recognition for the Foundation's global philanthropic endeavors and created hope in the face of some of the world's most devastating and intractable health challenges.

The template for this strategy remains *SECURE THE FUTURE*, Bristol-Myers Squibb's $160-million initiative, launched in 1999 to confront HIV/AIDS in Africa. It is the first and still largest corporate philanthropic commitment to fighting the disease on the continent. Partnerships with governments, medical institutions, physicians, community-based organizations and people living with HIV/AIDS have strengthened the capacity of local communities in Africa to cope with the disease, helping ensure that the impact of *SECURE THE FUTURE* will be much greater than the sum of its many grants.

That same collaborative spirit is seen in other parts of the world through Foundation initiatives such as those aimed at fighting cancer in central and eastern Europe, hepatitis in Asia and mental illness in the United States.

Bringing Down Barriers

The countries of central and eastern Europe have the highest incidence of cancer in the European Union, a burden made worse by a shortage of prevention and screening efforts, a lack of information about the disease and a scarcity of health care resources generally. Working in partnership with a broad range of organizations, the Foundation's *Bridging Cancer Care* initiative is helping improve cancer education, prevention and care in Poland, the Czech Republic, Hungary, Russia and Romania.

Delivering Hope confronts hepatitis B and C in Asia, diseases that can lead to cirrhosis, liver cancer and death. From the booming factory towns of southern China to the remote, dusty villages along India's Tibetan border, Foundation partners in India, Taiwan, mainland China and Japan are implementing a number of education and vaccination efforts.

ADDRESSING HEALTH DISPARITIES

Through an initiative called Mental Health and Well-Being, we are focusing in the U.S. at the community level on two targeted, vulnerable groups: returning veterans and their families, and the mentally ill in the criminal justice system. Through grant making and capacity building, the Foundation is helping spur a variety of innovative efforts to link mental health and primary care services to increase care and improve access and support at the local level.

In November 2010, the Foundation launched its latest initiative and a fifth area of focus: *Together on Diabetes*, a five-year, $100-million program to help patients living with diabetes in the U.S. better manage their disease. *Together on Diabetes* is the largest corporate initiative in the U.S. to fight type 2 diabetes. Working with a wide variety of community-based, regional and national partners, this program supports efforts to develop and expand effective models of patient self-management and broadly engage heavily affected communities to fight the nationwide diabetes epidemic.

"The health implications of type 2 diabetes are significant both for the individual and for society," says Damonti. "Our experience with *SECURE THE FUTURE* and other Foundation initiatives around the world has shown that mobilizing affected communities can have a profound impact on improving patient quality of life and health outcomes."

Bristol-Myers Squibb Foundation

Together ON Diabetes

Communities Uniting to Meet America's Diabetes Challenge



Maria Milagros Aburto is a *promotora de salud*, or community health educator, in the Hispanic community in Washington, D.C. Here at La Clínica del Pueblo, she is learning how to evaluate a person's body mass index under a program created by the American Academy of Family Physicians' Peers for Progress initiative and the National Council of La Raza and funded by the Bristol-Myers Squibb Foundation's *Together on Diabetes* program. Following intensive training, *promotoras* serve as vital links between health care service providers, community support services and Hispanic patients who face barriers to adequate health care. *Promotoras* also educate patients about self-care and provide ongoing emotional support and practical advice to help patients adopt healthy lifestyles.

BRISTOL-MYERS SQUIBB **FINANCIAL REVIEW**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE SUMMARY

Bristol-Myers Squibb Company (which may be referred to as Bristol-Myers Squibb, BMS, the Company, we, our or us) is a global biopharmaceutical company, consisting of global pharmaceutical/biotechnology and international consumer medicines businesses, whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. We license, manufacture, market, distribute and sell pharmaceutical products.

We continued to execute our string-of-pearls strategy with the acquisition of ZymoGenetics, Inc. (ZymoGenetics) in October 2010, and through various collaboration agreements entered into during the year. We met our productivity transformation initiative (PTI) objectives and implemented a strategic process designed to achieve a culture of continuous improvement. We launched *Kombiglyze* (saxagliptin and metformin) in the United States (U.S.) for the treatment of type 2 diabetes in adults. We made key product and pipeline advancements with *Yervoy* (ipilimumab), dapagliflozin, Eliquis (apixaban) *Baraclude* (entecavir), *Sprycel* (dasatinib) and *Orencia* (abatacept). We received a warning letter at our Manati, Puerto Rico facility and voluntarily recalled certain lots of Avalide (irbesartan-hydrochlorothiazide) from the U.S., Puerto Rican, Canadian, Mexican and Argentinean markets. We repurchased $750 million principal value of our higher interest rate debt through a tender offer and announced a $3.0 billion share repurchase program under which 23 million shares were repurchased in 2010.

2010 Highlights

The following table is a summary of our financial highlights:

Dollars in Millions, except per share data	Year Ended December 31, 2010	2009
Net Sales	**$ 19,484**	$ 18,808
Segment Income	**4,642**	4,492
Net Earnings from Continuing Operations Attributable to BMS	**3,102**	3,239
Net Earnings from Discontinued Operations Attributable to BMS	**—**	7,373
Net Earnings Attributable to BMS	**3,102**	10,612
Diluted Earnings Per Share from Continuing Operations Attributable to BMS	**1.79**	1.63
Non-GAAP Diluted Earnings Per Share from Continuing Operations Attributable to BMS	**2.16**	1.85
Cash, Cash Equivalents and Marketable Securities	**9,982**	9,883

Net Sales

Worldwide net sales increased 4% primarily due to:

- Growth in various key products including Plavix (clopidogrel bisulfate); the virology portfolio, which includes *Baraclude*, the *Sustiva* (efavirenz) Franchise and *Reyataz* (atazanavir sulfate); *Orencia* and *Sprycel*; and
- Sales of recently launched *Onglyza* (saxagliptin) and *Kombiglyze.*

Net sales increased from the prior year despite the unfavorable impact of:

- Increased Medicaid rebates from U.S. healthcare reform;
- The reduction in our contractual share of Abilify (aripiprazole) net sales from 65% to 58% from the extension of the commercialization and manufacturing agreement with Otsuka Pharmaceutical Co., Ltd. (Otsuka);
- The declining sales of mature brands from strategic divestitures and generic competition;
- The Avalide recall; and
- Government austerity measures in Europe to reduce health care costs.

Segment Income

The increase in segment income is attributed to:

- Net sales growth of various key products;
- More efficient and reduced spending within marketing, selling and administrative; and
- Reduced promotional spending on certain key brands to coincide with their product life cycle.

The increase was partially offset by:

- Reduced equity income from the impact of generic competition on international Plavix sales from our international partnership with sanofi; and
- Increased research and development spending to support our maturing pipeline and possible launch of new products in 2011.

Net Earnings from Continuing Operations Attributable to Bristol-Myers Squibb Company

The decrease is primarily attributed to the unfavorable impact of specified items that affect the comparability of results including:

- A $236 million charge related to the impairment and loss on sale of manufacturing operations;
- A $207 million tax charge attributed to U.S. taxable income for earnings of foreign subsidiaries previously considered permanently reinvested offshore; and
- Gains of $360 million in the prior year from the sale of certain mature brands.

The decrease was partially offset by:

- Reduced upfront licensing and milestone payments;
- A $125 million litigation settlement charge in 2009; and
- Increased segment income.

Net Earnings from Discontinued Operations Attributable to Bristol-Myers Squibb Company

In 2009, we completed the split-off of Mead Johnson resulting in an after-tax gain of approximately $7.2 billion. The results of the Mead Johnson business and related gain are included in discontinued operations.

Diluted Earnings Per Share from Continuing Operations

Diluted earnings per share (EPS) from continuing operations increased 10% during 2010 due to the lower average outstanding common shares attributed to:

- The full year impact of the 269 million share reduction resulting from the December 2009 Mead Johnson split-off; and
- Common stock repurchases of 23 million shares in 2010 made under the stock repurchase program announced in May 2010.

Our non-GAAP financial measures, including non-GAAP earnings from continuing operations and related EPS information, are adjusted to exclude certain costs, expenses, gains and losses and other specified items. Our non-GAAP diluted EPS from continuing operations increased 17% during 2010 after adjusting for specified items of $633 million in 2010 and $428 million in 2009. For a detailed listing of specified items and further information and reconciliations of non-GAAP financial measures, see "—Specified Items" and "—Non-GAAP Financial Measures" below.

Cash, Cash Equivalents and Marketable Securities

Sources of cash, cash equivalents and marketable securities included $4.5 billion generated from operating activities. Primary nonoperating uses of cash, cash equivalents and marketable securities included:

- Dividend payments of $2.2 billion;
- Debt repurchase by means of a tender offer of $855 million;
- Acquisition of ZymoGenetics for $829 million;
- Common stock repurchases of $576 million; and
- Capital expenditures of $424 million.

Business Environment

We conduct our business primarily within the pharmaceutical/biotechnology industry, which is highly competitive and subject to numerous government regulations. Many competitive factors may significantly affect sales of our products, including product efficacy, safety, price and cost-effectiveness; marketing effectiveness; market access; product labeling; quality control and quality assurance of our manufacturing operations; and research and development of new products. To successfully compete for business in the healthcare industry, we must demonstrate that our products offer medical benefits as well as cost advantages. Our new product introductions compete with other products already on the market in the same therapeutic category, in addition to potential competition of new products that competitors may introduce in the future. We manufacture branded products, which are priced higher than generic products. Generic competition is one of our leading challenges globally.

In the pharmaceutical/biotechnology industry, the majority of an innovative product's commercial value is usually realized during the period that the product has market exclusivity. When a product loses exclusivity, it is no longer protected by a patent and is subject to new competing products in the form of generic brands. Upon exclusivity loss, we can lose a major portion of that product's sales in a short period of time. Competitors seeking approval of biological products under a full Biologics License Application (BLA) must file their own safety and efficacy data and address the challenges of biologics manufacturing, which involve more complex processes and are more costly than those of traditional pharmaceutical operations. Under the new U.S. healthcare legislation enacted in 2010, which is described more fully below, there is now an abbreviated path for regulatory approval of generic versions of biological products. This new path for approval of biosimilar products under the U.S. healthcare legislation significantly affects the regulatory data exclusivity for biological products. The new legislation provides a regulatory mechanism that allows for regulatory approval of biologic drugs that are similar to (but not generic copies of) innovative drugs on the basis of less extensive data than is required by a full BLA. It is not possible at this time to reasonably assess the impact of the new U.S. biosimilar legislation on the Company.

Globally, the healthcare industry is subject to various government-imposed regulations authorizing prices or price controls that have and will continue to have an impact on our net sales. In March 2010, the U.S. government enacted healthcare reform legislation, signing into law the Patient Protection and Affordable Care Act (HR 3590) and a reconciliation bill containing a package of changes to the healthcare bill. The new legislation makes extensive changes to the current system of healthcare insurance and benefits intended to broaden coverage and reduce costs. These bills significantly change how Americans receive healthcare coverage and how they pay for it. They also have a significant impact on companies, in particular those companies in the pharmaceutical industry and other healthcare related industries, including BMS. We have experienced and will continue to experience additional financial costs and certain other changes to our business as the new healthcare law provisions become effective. For example, minimum rebates on our Medicaid drug sales have increased from 15.1 percent to 23.1 percent and Medicaid rebates have also been extended to drugs used in risk-based Medicaid managed care plans. In addition, we now extend discounts to certain critical access hospitals, cancer hospitals and other covered entities as required by the expansion of the 340B Drug Pricing Program under the Public Health Service Act.

In 2011, we will also provide a 50 percent discount on our brand-name drugs to patients within the Medicare Part D coverage gap, also referred to as the "Donut Hole" and we will pay an annual non-tax-deductible fee to the Federal government based on an allocation of our market share of branded prior year sales to certain U.S. government programs including Medicare, Medicaid, Department of Veterans Affairs, Department of Defense and TRICARE. This fee will be classified for financial reporting purposes as an operating expense. These new discounts and the new pharmaceutical company fee under the 2010 U.S. healthcare reform law, including related regulations for Medicare coverage gap, managed Medicaid and expansion of the Public Health Service 340B program do not have historical claims experience and as such are subject to additional changes in estimates.

Higher rebates to Medicaid and Medicaid managed care plans reduced our net sales by $283 million and pre-tax income by $222 million during the year ended December 31, 2010. We also recognized a one-time tax charge of $21 million in the first quarter of 2010 due to the elimination of the tax deductibility of a portion of our retiree healthcare costs. The EPS impact of U.S. healthcare reform in 2010 was $0.10. On an incremental year-over-year basis, we expect U.S. healthcare reform to have an additional negative impact on earnings per share in 2011 of approximately $0.15. This estimate includes an expected reduction of net sales of approximately $250 million due to new discounts associated with the Medicare Part D "Donut Hole" coverage gap and an increase in marketing, sales and administrative expenses of approximately $250 million due to the new annual non-tax-deductible pharmaceutical company fee. The aggregate financial impact of U.S. healthcare reform over the next few years depends on a number of factors, including but not limited to pending implementation guidance, potential changes in sales volume eligible for the new rebates, discounts or fees, and the impact of cost sharing arrangements with certain alliance partners. A positive impact on our net sales from the expected increase in the number of people with healthcare coverage could potentially occur in the future, but is not expected until 2014 at the earliest.

In many markets outside the U.S., we operate in environments of government-mandated, cost-containment programs, or under other regulatory bodies or groups that can exert downward pressure on pricing. Pricing freedom is limited in the UK, for instance, by the operation of a profit control plan and in Germany by the operation of a reference price system. Companies also face significant delays in market access for new products as more than two years can elapse after drug approval before new medicines become available in some countries.

The growth of Managed Care Organizations (MCOs) in the U.S. has played a large role in the competition that surrounds the healthcare industry. MCOs seek to reduce healthcare expenditures for participants by making volume purchases and entering into long-term contracts to negotiate discounts with various pharmaceutical providers. Because of the market potential created by the large pool of participants, marketing prescription drugs to MCOs has become an important part of our strategy. Companies compete for inclusion in MCO formularies and we generally have been successful in having our major products included. We believe that developments in the managed care industry, including continued consolidation, have had and will continue to have a downward pressure on prices.

Pharmaceutical and biotechnology production processes are complex, highly regulated and vary widely from product to product. Shifting or adding manufacturing capacity can be a lengthy process requiring significant capital expenditures and regulatory approvals. Biologics manufacturing involves more complex processes than those of traditional pharmaceutical operations. As biologics become a larger percentage of our product portfolio, we will continue to make arrangements with third-party manufacturers and to make substantial investments to increase our internal capacity to produce biologics on a commercial scale. One such investment is a new, state-of-the-art manufacturing facility for the production of biologics in Devens, Massachusetts. We expect to submit the site for regulatory approval in late 2011 or 2012.

We have maintained a competitive position in the market and strive to uphold this position, which is dependent on our success in discovering, developing and delivering innovative, cost-effective products to help patients prevail over serious diseases.

We are the subject of a number of significant pending lawsuits, claims, proceedings and investigations. It is not possible at this time to reasonably assess the final outcomes of these investigations or litigations. For additional discussion of legal matters, see Note 26 "Legal Proceedings and Contingencies."

Strategy

Over the past few years, we have transformed our Company into a focused biopharmaceutical company, a transformation that encompasses all areas of our business and operations. This has not only focused our portfolio of products but has yielded and will continue to yield substantial cost savings and cost avoidance. This in turn increases our financial flexibility to take advantage of attractive market opportunities that may arise.

In May 2012, we expect the loss of exclusivity in the U.S. for our largest product, Plavix, after which time we expect a rapid, precipitous, and material decline in Plavix net sales and a reduction in net income and operating cash flow. Such events are the norm in the industry when companies experience the loss of exclusivity of a product. Recognizing this fact, we are, and have been, focused on sustaining our business and building a robust foundation for the future. We plan to achieve this foundation by continuing to support and grow our currently marketed products, advancing our pipeline, managing our costs, and maintaining and improving our financial strength with a strong balance sheet.

However, these are part of an overall strategy to build the Company. This strategy includes a focus on emerging markets, "string-of-pearls," optimizing our mature brands portfolio and managing costs.

Our strategy in emerging markets is to develop and commercialize innovative products in key high-growth markets, tailoring the approach to each market.

We also remain focused on our acquisition and licensing strategy known as the "string-of-pearls" with transactions which could range from collaboration and license agreements to the acquisition of companies. In October 2010, we completed our acquisition of ZymoGenetics. We also entered into or restructured collaboration agreements with various companies during 2010 including, Eli Lilly and Company (Lilly), Allergan, Inc., Exelixis, Inc. (Exelixis) and Oncolys BioPharma, Inc.

We have continued with our core biopharmaceutical focus and the maximization of the value of our mature brands portfolio. In 2010, we completed the sale of various mature brands and the related manufacturing facilities in various countries.

Managing costs is another part of our overall strategy. We executed our PTI, through which we realized $2.5 billion in annual cost savings and cost avoidance based on previous strategic plans for future years. We met our goal of $2.5 billion of cost savings and cost avoidance on an annualized run-rate basis. To achieve this, we reduced general and administrative operations by simplifying, standardizing and outsourcing certain processes and services, rationalized our mature brands portfolio, consolidated our global manufacturing network while eliminating complexity and enhancing profitability, simplified our geographic footprint and implemented a more efficient go-to-market model. Because the $2.5 billion of annual cost savings and avoidance is based on previous strategic plans for future years and because our progress is measured on an annualized run-rate basis, the amount of cost savings and avoidance does not correlate directly with our results of operations. Approximately 60% of the $2.5 billion in annual cost savings and cost avoidance relates to marketing, selling and administrative expenses, 20-25% relates to costs of products sold, and 15-20% relates to research and development expenses. In addition to the PTI, we continue to review our cost structure with the intent to create a modernized, efficient and robust balance between building competitive advantages, securing innovative products and planning for the future.

Product and Pipeline Developments

We manage our research and development (R&D) programs on a portfolio basis, investing resources in each stage of research and development from early discovery through late-stage development. We continually evaluate our portfolio of R&D assets to ensure that there is an appropriate balance of early-stage and late-stage programs to support future growth. We consider our R&D programs that have entered into Phase III development to be significant, as these programs constitute our late-stage development pipeline. These Phase III development programs include both investigational compounds in Phase III development for initial indications and marketed products that are in Phase III development for additional indications or formulations. Spending on these programs represents approximately 30-40% of our annual R&D expenses. No individual investigational compound or marketed product represented 10% or more of our R&D expenses in any of the last three years. While we do not expect all of our late-stage development programs to make it to market, our late-stage development programs are the R&D programs that could potentially have an impact on our revenue and earnings within the next few years. The following are the recent significant developments in our marketed products and our late-stage pipeline:

Yervoy (ipilimumab) – a monoclonal antibody currently in the registrational process for the treatment of metastatic melanoma. It is also being studied for other indications including lung cancer as well as adjuvant melanoma and hormone-refractory prostate cancer.

- In August 2010, the U.S. Food and Drug Administration (FDA) accepted for filing and review the BLA for *Yervoy* for the treatment of adult patients with advanced melanoma who have been previously treated. The application has been granted a priority review designation by the FDA. The FDA's current stated action date on the BLA is March 26, 2011.
- In May 2010, the *Yervoy* Marketing Authorization Application (MAA) for metastatic melanoma in pre-treated patients was validated by the European Medicines Agency (EMA).
- In June 2010, the Company announced positive results from a Phase III randomized double blind study of *Yervoy* which demonstrated that overall survival was significantly extended in patients with previously-treated metastatic melanoma who received *Yervoy*. The results were statistically significant for patients receiving *Yervoy* alone or *Yervoy* in combination with a gp100 peptide vaccine when compared to those patients who received the control therapy of gp100 alone. Forty-four to 46 percent of patients treated with *Yervoy* were alive at one year compared to 25 percent of patients treated with the control arm. At two years, 22 to 24 percent of patients treated with *Yervoy* were alive compared to 14 percent of patients treated with the control arm.
- In May 2010, the Company announced positive results from a randomized Phase II study evaluating *Yervoy* in combination with standard chemotherapy in previously untreated patients with advanced non-small cell lung cancer. The study, known as 041, met the predefined criteria for significant improvement (p-value of <0.1) in immune-related progression-free survival, the primary endpoint, over chemotherapy alone. An additional analysis of progression-free survival, assessed using the traditional modified World Health Organization criteria, also reached statistical significance in one of the two dosing schedules that combined *Yervoy* with standard chemotherapy.

Eliquis (apixaban) – an oral Factor Xa inhibitor in Phase III development for the prevention and treatment of venous thromboembolic disorders and stroke prevention in atrial fibrillation that is part of our strategic alliance with Pfizer, Inc. (Pfizer)

- Based upon discussions with the FDA and in agreement with Pfizer, we expect to submit an NDA filing in the U.S. including data from both the AVERROES trial and the ARISTOTLE trial, assuming a positive outcome in the ARISTOTLE study, for an indication in stroke prevention in atrial fibrillation, which will cover the broadest spectrum of patients in one single filing. We expect to have the initial top line results from the ARISTOTLE data in the second quarter of 2011 and submit regulatory filings in the US and Europe either in the third or fourth quarter of 2011.
- In February 2011, the Company and Pfizer published the full results of the AVERROES study of Eliquis in *The New England Journal of Medicine*. The study demonstrated that, for patients with atrial fibrillation (AF) who were expected or demonstrated to be unsuitable for a vitamin K antagonist therapy such as warfarin, Eliquis was statistically superior to aspirin in reducing the composite of stroke or systematic embolism, without a significant increase in major bleeding, fatal bleeding or intracranial bleeding. There were no significant differences in the risk of hemorrhagic stroke between Eliquis and aspirin. The study results also showed that Eliquis demonstrated superiority for its secondary efficacy endpoint in reducing the composite of stroke, systematic embolism, mycordial infarction or vascular death for patients with AF when compared with aspirin.
- In December 2010, the Company and Pfizer published results from the Phase III ADVANCE-3 study of Eliquis in *The New England Journal of Medicine*. The results showed that Eliquis was statistically superior to 40 mg once-daily enoxaparin with comparable rates of bleeding in the prevention of venous thromboembolism following total hip replacement surgery.

- In November 2010, the Company and Pfizer reported that the Phase III APPRAISE-2 clinical trial in patients with recent Acute Coronary Syndrome treated with Eliquis or placebo in addition to mono or dual antiplatelet therapy was discontinued. The study was stopped early on the recommendation of an independent Data Monitoring Committee due to clear evidence of a clinically important increase in bleeding among patients randomized to Eliquis which was not offset by clinically meaningful reductions in ischemic events.
- In August 2010, the positive preliminary data from the AVERROES trial were presented at the European Society of Cardiology congress in Stockholm, Sweden. The preliminary data demonstrated that Eliquis significantly reduced the relative risk of a composite stroke or systematic embolism by 54 percent without a significant increase in major bleeding, fatal bleeding and intracranial bleeding compared with aspirin in patients who were expected or demonstrated to be unsuitable for warfarin treatment. Minor bleeding was significantly increased. In June 2010, the Company and Pfizer had announced that the Phase III AVERROES trial was ending early due to clear evidence of efficacy. After an interim analysis by the Independent Data Monitoring Committee showed a clinically important reduction in stroke and systematic embolism in patients with atrial fibrillation considered intolerant of or unsuitable for warfarin therapy who received Eliquis as compared to aspirin. This interim analysis also demonstrated an acceptable safety profile for Eliquis compared to aspirin.
- In March 2010, results from the ADVANCE-2 study were published in *The Lancet*. Results, which were presented in July 2009, showed that Eliquis was statistically superior to 40 mg once daily enoxaparin in reducing the incidence of venous thromboembolism in patients undergoing elective total knee replacement surgery, according to ADVANCE-2 study results. The study results also showed numerically lower rates of major and clinically relevant non-major bleeding in patients treated with Eliquis compared to those treated with enoxaparin. These latter results did not meet statistical significance.
- In March 2010, the Eliquis Marketing Authorization Application for the prevention of venous thromboembolic events in adult patients who have undergone elective hip or knee replacement was validated by the European Medicines Agency.

Nulojix (belatacept) – a fusion protein with novel immunosuppressive activity targeted at prevention of solid organ transplant rejection.

- In May 2010, the FDA issued a complete response letter regarding our BLA for *Nulojix* for an indication of prophylaxis of organ rejection and preservation of a functioning allograft in adult patients receiving renal transplants with use in combination with interleukin-2 (IL-2) receptor antagonist, mycophenolic acid (MPA), and corticosteroids. In December 2010, the FDA informed us that the information we submitted regarding *Nulojix* is a Complete Response to the request for additional information outlined in the FDA complete response letter. The Prescription Drug User Fee Act (PDUFA) date for FDA action on the BLA is June 15, 2011. The FDA has advised us that we must resolve the GMP issues raised in the FDA's recent warning letter regarding our manufacturing facility in Manati, Puerto Rico prior to its granting approval of our pending BLA for *Nulojix*. In December 2010, we notified the FDA that our Manati facility was inspection-ready. If upon re-inspection the FDA is not satisfied, this could result in a delay in the approval of the *Nulojix* filing.
- In May 2010, *Nulojix* was the subject of eight clinical presentations related to kidney transplantation at the American Transplant Congress.
- In March 2010, the FDA's Cardiovascular and Renal Drugs Advisory Committee voted 13 to 5 to recommend approval of *Nulojix*, a selective co-simulation blocker for the prophylaxis of acute rejection in *de novo* kidney transplant patients. The FDA is not bound by the recommendations of its Advisory Committee, but takes its advice into consideration when reviewing new drug applications.
- In February 2010, the *Nulojix* MAA for the treatment of prophylaxis of organ rejection in kidney transplant patients was validated by the EMA.

Dapagliflozin – an oral SGLT2 inhibitor in Phase III development for the treatment of diabetes that is part of our strategic alliance with AstraZeneca

- In December 2010, the Company and AstraZeneca completed the submission of a New Drug Application with the FDA and a Marketing Authorization Application with the European Medicines Agency for dapagliflozin as a once-daily oral therapy for the treatment of adult patients with type 2 diabetes. The MAA was validated by the European Medicines Agency in January 2011.
- In September 2010, the Company and AstraZeneca announced results from a randomized, double blind Phase III clinical study of dapagliflozin at the 46th European Association for the Study of Diabetes (EASD) Annual Meeting which demonstrated that the addition of dapagliflozin to glimepiride (a sulphonylurea) therapy produced significant reductions in glycosylated hemoglobin levels (HbA1c) in adult patients with type 2 diabetes compared to glimepiride alone. The study also demonstrated that dapagliflozin plus glimepiride achieved reductions in the secondary efficacy endpoints of change in total body weight, oral glucose tolerance test (OGTT) and fasting plasma glucose (FPG) levels from baseline at week 24 compared to placebo plus glimepiride. More people taking dapagliflozin and glimepiride were able to achieve a target HbA1c of less than 7% compared

to patients taking glimepiride alone. Also, drug-related adverse affects were reported at a similar rate between treatment groups, but signs, symptoms and other reports suggestive of genital tract infections, but not urinary tract infections, were more frequently reported in dapagliflozin treated subjects.

- In September 2010, the Company and AstraZeneca also announced at the EASD results from a randomized, double-blind Phase III clinical study in adults with type 2 diabetes inadequately controlled on metformin therapy alone. The study demonstrated dapagliflozin was non-inferior compared to glipizide in improving HbA1c when added to existing metformin therapy during a 52-week treatment period. The study also demonstrated that dapagliflozin plus metformin achieved significant reductions in key efficacy secondary endpoints: reduction in total body weight from baseline, compared with a weight gain on glipizide plus metformin therapy and a reduced number of patients reporting one or more hypoglycemic events. Also, frequencies of adverse events, serious adverse events and study discontinuations were comparable across treatment groups, but signs, symptoms and other reports suggestive of urinary tract or genital infections were more common in dapagliflozin treated subjects.
- In June 2010, findings from a 24-week Phase III clinical study were published that demonstrated that dapagliflozin, administered as monotherapy, achieved statistically significant mean reductions at 5 mg and 10 mg doses once daily in the primary endpoint of glycosylated hemoglobin levels in treatment-naïve adult patients with newly diagnosed type 2 diabetes, compared to placebo.
- In June 2010, results from a 24-week Phase III clinical study were presented that demonstrated that the addition of dapagliflozin achieved reductions in the primary endpoint, glycosylated hemoglobin level, in inadequately controlled type 2 diabetes patients who were treated with insulin (with or without oral anti-diabetes medications (OADS)), compared to placebo plus insulin (with or without OADS). The study also demonstrated that dapagliflozin achieved reductions in the secondary endpoints that evaluated the change in total body weight from baseline, change in baseline from in mean daily insulin dose and change from baseline in fasting plasma glucose.

Plavix – a platelet aggregation inhibitor that is part of our alliance with sanofi-aventis (sanofi)

- In January 2011, the Company and sanofi announced that the FDA has granted the companies an additional six-month period of exclusivity to market Plavix. Exclusivity for Plavix in the U.S. is now scheduled to expire on May 17, 2012.
- In March 2010, the Company and sanofi announced revisions to the U.S. prescribing information for Plavix, which include a boxed warning. The boxed warning concerns the diminished effectiveness of Plavix in patients who have a genetic variation leading to reduced formation of the active metabolite. These patients, who are designated as poor metabolizers, represent, according to prescribing information, approximately 2% of whites, 4% of blacks and 14% of Chinese. The percentage of poor metabolizers is estimated to be approximately 3% of the population, based on published studies. These revisions are in addition to the updates to the Plavix labeling reported in November 2009 with warnings about the use of Prilosec (omeprazole) and certain other drugs that could interfere with Plavix by reducing its effectiveness.
- In March 2010, the Company and sanofi announced the approval by the European Commission of the dual antiplatelet combination tablet Duoplavin/Duocover (clopidogrel 75 mg and acetylsalicylic acid 100 mg or 75 mg), which is indicated for the prevention of atherothrombotic events in adult patients already taking both clopidogrel and acetylsalicylic acid (ASA).

Avalide – an angiotensin II receptor blocker for the treatment of hypertension and diabetic nephropathy that is also part of the sanofi alliance

- On January 14, 2011, BMS and our partner sanofi-aventis voluntarily recalled certain lots of Avalide from the U.S., Puerto Rican, Canadian, Mexican and Argentinean markets due to the identification of a less soluble form of irbesartan found in lots produced at our Humacao, Puerto Rico, facility and four batches produced at our Evansville, Indiana, facility which has been attributed to a manufacturing process change. Supply of Avalide to these markets will be affected indefinitely. Total Avalide sales in these countries were $355 million in 2010. We are working with our partner sanofi-aventis to identify all possible solutions to this issue, including process adjustments and alternate supply sources.

Abilify – an antipsychotic agent for the treatment of schizophrenia, bipolar mania disorder and major depressive disorder that is part of our strategic alliance with Otsuka

- In February 2011, the Company and Otsuka announced that the FDA approved Abilify as an adjunct to the mood stabilizers lithium or valproate for the maintenance treatment of Bipolar I Disorder.

Reyataz – a protease inhibitor for the treatment of HIV

- In February 2011, the FDA approved an update to the labeling for *Reyataz* to include dose recommendations in HIV-infected pregnant women. In HIV combination therapy, treatment with the recommended adult dose of *Reyataz* 300 mg, boosted with 100 mg of ritonavir, achieved minimum plasma concentrations (24 hours post-dose) during the third trimester of pregnancy comparable to that observed historically in HIV-infected adults. During the post partum period, atazanavir concentrations may be increased; therefore, while no dose adjustment is necessary, patients should be monitored for two months after delivery.

Baraclude – an oral antiviral agent for the treatment of chronic hepatitis B

- In October 2010, the FDA approved the supplemental New Drug Application of *Baraclude* for the treatment of chronic hepatitis B in adult patients with decompensated liver disease.

Sprycel – an oral inhibitor of multiple tyrosine kinases indicated for the treatment of adults with chronic, accelerated, or myeloid or lymphoid blast phase chronic myeloid leukemia with resistance or intolerance to prior therapy, including Gleevec (imatinib meslylate) and first-line treatment of adults with Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase. *Sprycel* is part of our strategic alliance with Otsuka.

- In December 2010, the Company announced that *Sprycel* 100 mg once daily received Marketing Authorization from the European Commission for the treatment of adult patients with newly diagnosed Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase.
- In December 2010, the Company and Otsuka announced at the 52nd Annual Meeting of the American Society of Hematology that the 18-month follow-up results from the Phase III DASISION study of *Sprycel* in the first-line treatment of adults with Philadelphia chromosome-positive chronic phase chronic myeloid leukemia were consistent with 12 month data in which *Sprycel* demonstrated higher and faster rates of complete cytogenetic response and major molecular response compared to imatinib.
- In October 2010, the Company and Otsuka announced that the FDA approved *Sprycel* 100 mg once daily for the treatment of adult patients with newly diagnosed Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase.
- In July 2010, the Company submitted for review in Japan the supplemental New Drug Application for *Sprycel* for the treatment of adult patients with newly diagnosed chronic myeloid leukemia.
- In June 2010, the Company and Otsuka announced Phase III study results in which *Sprycel* 100 mg once daily demonstrated a superior rate of confirmed complete cytogenetic response compared to Gleevec. The study showed that 77 percent of *Sprycel* patients versus 66 percent of Gleevec patients achieved confirmed complete cytogenetic response rates by 12 months.
- In June 2010, the Company and Otsuka announced four year follow-up results from a Phase III randomized, open-label, dose-optimization study of *Sprycel* in chronic-phase chronic myeloid leukemia patients resistant or intolerant to Gleevec. At four years, for all patients administered *Sprycel* 100 mg once daily, overall survival was 82% (95% CI: 76%-88%) and progression-free survival was 66% (95% CI: 57%-74%). The four-year safety data from this study are consistent with the previously reported safety profile of *Sprycel* 100 mg once daily.

Orencia – a fusion protein indicated for rheumatoid arthritis

- In December 2010, the FDA accepted for review a supplemental Biologics License Application for the subcutaneous formulation of *Orencia*, a treatment for adult patients with moderate to severe rheumatoid arthritis administered through an injection into the skin. The PDUFA date is August 4, 2011.
- In November 2010, the Company announced that new Phase III clinical data showed that a weekly subcutaneous injection of an investigational formulation of *Orencia*, following a single intravenous (I.V.) loading dose, provided an improvement in disease activity similar to the improvement seen with monthly I.V. administration of *Orencia* in patients with moderate to severe rheumatoid arthritis.
- In July 2010, the Japanese Ministry of Health, Labour and Welfare approved the Japanese New Drug Application for *Orencia* for the treatment of adults with rheumatoid arthritis who have had an inadequate response to existing treatment.
- In July 2010, the European Commission approved a new indication for *Orencia*, in combination with methotrexate (MTX), for the treatment of moderate to severe rheumatoid arthritis in adult patients who have responded inadequately to previous therapy with one or more disease-modifying anti-rheumatic drugs including MTX or a TNF-alpha inhibitor.
- In January 2010, the European Commission approved *Orencia* in combination with methotrexate for the treatment of moderate to severe active polyarticular juvenile idiopathic arthritis in pediatric patients six years of age and older who have had an insufficient response to other disease-modifying anti-rheumatic drugs, including at least one TNF inhibitor.

Bristol-Myers Squibb

Onglyza/Kombiglyze– a treatment for type 2 diabetes that is part of our strategic alliance with AstraZeneca PLC (AstraZeneca)

- In November 2010, the FDA approved *Kombiglyze* XR (saxagliptin and metformin HCl extended-release) for the treatment of type 2 diabetes in adults. *Kombiglyze* XR is the first and only once-a-day metformin extended-release (XR) plus dipeptidyl peptidase-4 inhibitor combination tablet offering strong glycemic control across glycosylated hemoglobin levels, fasting plasma glucose and post-prandial glucose.
- In July 2010, the Marketing Authorization Application for *Kombiglyze* (known in the U.S. as *Kombiglyze*), a fixed dose combination of *Onglyza* and metformin tablets, as a treatment for adults with type 2 diabetes was validated by the European Medicines Agency.
- In June 2010, the Company and AstraZeneca announced results from a 52-week Phase IIIb study in adults with type 2 diabetes who had inadequate glycemic control on metformin therapy plus diet and exercise. The study found that the addition of *Onglyza* 5 mg to existing metformin therapy achieved the primary objective of demonstrating non-inferiority compared to the addition of titrated glipizide (sulphonylurea) to existing metformin therapy in reducing glycosylated hemoglobin levels. The study also found that treatment with *Onglyza* 5 mg plus metformin resulted in a statistically significant lower proportion of subjects reporting hypoglycemic events and statistically significant weight loss compared to titrated glipizide plus metformin. *Onglyza* 5 mg plus metformin also resulted in a significantly smaller rise per week in HbA1c from week 24 to week 52 compared to titrated glipizide plus metformin.
- In June 2010, the Company and AstraZeneca announced results from a 76-week Phase III study of *Onglyza* as initial combination therapy with metformin, which produced long-term glycemic improvements (as measured by HbA1c levels) in treatment-naïve adults with type 2 diabetes mellitus inadequately controlled on diet and exercise compared to treatment with an investigational 10 mg dose of *Onglyza* or metformin alone. The study also demonstrated that a higher number of patients were able to achieve the American Diabetes Association recommended glycosylated hemoglobin level target of less than 7% with *Onglyza* and metformin as initial combination therapy, compared to monotherapy of either treatment at week 76.
- In March 2010, the Company and AstraZeneca announced the commencement of the "Saxagliptin Assessment of Vascular Outcomes Recorded in Patients with Diabetes Mellitus" trial (SAVOR-TIMI 53), a multicenter, randomized, double-blind, placebo-controlled Phase IV study, to evaluate treatment with *Onglyza* in adult type 2 diabetes patients with cardiovascular risk factors. The five year study will follow approximately 12,000 patients with type 2 diabetes, who have either a history of previous cardiovascular events or multiple risk factors for vascular disease, and includes patients with renal impairment.

Necitumumab (IMC-11F8) – an investigational anti-cancer agent, which is part of our strategic alliance with Lilly

- In January 2011, the Company and Lilly announced that enrollment was stopped in the Phase III INSPIRE study of necitumumab as a first-line treatment for advanced non-small cell lung cancer. The trial is evaluating the addition of necitumumab to a combination of Alimta (pemetrexed for injection) and cisplatin. The decision to stop enrollment followed an Independent Data Monitoring Committee (DMC) recommendation that no new or recently enrolled patients continue treatment in the trial because of safety concerns related to thromboembolism in the experimental arm of the study. The DMC also noted that patients who have already received two or more cycles of necitumumab appear to have a lower ongoing risk for these safety concerns. These patients may choose to remain on the trial, after being informed of the additional potential risks. Investigators will continue to assess patients after two cycles to determine if there is a potential benefit from treatment. Necitumumab continues to be studied in another Phase III trial named SQUIRE. This study is evaluating necitumumab as a potential treatment for a different type of lung cancer called squamous non-small cell lung cancer in combination with Gemzar (gemcitibane HCl for injection) and cisplatin. The same independent DMC recommended that this trial continue because no safety concerns have been observed.

XL-184 – In June 2010, the Company terminated its development collaboration with Exelixis for the experimental cancer drug XL-184 with all rights returning to Exelixis.

RESULTS OF OPERATIONS

Our results from continuing operations exclude the results related to the Mead Johnson business prior to its split-off in December 2009, the ConvaTec business prior to its divestiture in August 2008 and the Medical Imaging business prior to its divestiture in January 2008. These businesses have been segregated from continuing operations and included in discontinued operations for all years presented, see "—Discontinued Operations" below.

Our results of continuing operations were as follows:

	Year Ended December 31,				
Dollars in Millions	2010	2009	2008	% Change 2010 vs. 2009	% Change 2009 vs. 2008
Net Sales	**$ 19,484**	$18,808	$17,715	4%	6%
Total Expenses	**$ 13,413**	$13,206	$12,939	2%	2%
Earnings from Continuing Operations before Income Taxes	**$ 6,071**	$ 5,602	$ 4,776	8%	17%
% of net sales	***31.2%***	*29.8%*	*27.0%*		
Provision for Income Taxes	**$ 1,558**	$ 1,182	$ 1,090	32%	8%
Effective tax rate	***25.7%***	*21.1%*	*22.8%*		
Net Earnings from Continuing Operations	**$ 4,513**	$ 4,420	$ 3,686	2%	20%
% of net sales	***23.2%***	*23.5%*	*20.8%*		
Attributable to Noncontrolling Interest	**$ 1,411**	$ 1,181	$ 989	19%	19%
% of net sales	***7.2%***	*6.3%*	*5.6%*		
Attributable to Bristol-Myers Squibb Company	**$ 3,102**	$ 3,239	$ 2,697	(4)%	20%
% of net sales	***15.9%***	*17.2%*	*15.2%*		

Net Sales

The composition of the change in net sales was as follows:

	Year Ended December 31,			2010 vs. 2009				2009 vs. 2008			
	Net Sales				Analysis of % Change				Analysis of % Change		
Dollars in Millions	2010	2009	2008	Total Change	Volume	Price	Foreign Exchange	Total Change	Volume	Price	Foreign Exchange
U.S.	**$ 12,613**	$ 11,867	$ 10,565	6%	3%	3%	—	12%	5%	7%	—
Non-U.S.	**6,871**	6,941	7,150	(1)%	2%	(4)%	1%	(3)%	3%	—	(6)%
Total	**$ 19,484**	$ 18,808	$ 17,715	4%	2%	1%	1%	6%	4%	4%	(2)%

U.S. Net Sales

U.S. net sales growth in 2010 was attributed to increased volume and higher average net selling prices. The impact of U.S. price increases taken in 2010 was partially offset by:

- Increased Medicaid rebates attributed to healthcare reform; and
- The reduction in our contractual share of Abilify net sales from 65% to 58% effective January 1, 2010.

In 2010, Plavix and Abilify represented 49% and 16% of total U.S. net sales, respectively. Plavix contributed 80% of total U.S. net sales growth driven primarily by higher average net selling prices. Abilify U.S. net sales decreased 6% due to changes in the Abilify collaboration agreement.

In 2009, Plavix and Abilify represented 47% and 18% of total U.S. net sales, respectively. Plavix contributed 49% of total U.S. net sales growth and was driven by higher average net selling process and increased demand. Abilify contributed 31% of total U.S. net sales growth and was driven by increased demand.

Most key products also contributed to 2010 and 2009 U.S. net sales growth.

International Net Sales

International net sales remained relatively flat in 2010 as lower average net selling prices were mostly offset by increased volume and a slight favorability in foreign exchange. The lower average net selling prices were primarily attributed to government austerity measures in Europe to reduce health care costs.

The 2010 international sales volume reflects:

- Increased net sales of *Baraclude*, the HIV portfolio, *Sprycel*, Abilify and *Orencia*;
- Decreased net sales of mature brands attributed to divestitures and generic competition; and
- Decreased net sales of Plavix and Avapro (irbesartan)/Avalide attributed to increased generic competition.

The 2009 international net sales decrease includes a 6% negative impact of foreign exchange partially offset by the same factors impacting 2010 sales growth.

Our reported international net sales do not include copromotion sales reported by our alliance partner, sanofi for Plavix and Avapro/Avalide, which decreased in 2010 and 2009 due to generic competition.

Net sales of mature brands and businesses that were divested during 2008 through 2010 represented approximately 1% of total net sales in each year. Further details on both domestic and international key product net sales are discussed below.

In general, our business is not seasonal. For information on U.S. pharmaceutical prescriber demand, reference is made to the table within "—Estimated End-User Demand" below, which sets forth a comparison of changes in net sales to the estimated total prescription growth (for both retail and mail order customers) for certain of our key pharmaceutical and new products. The U.S. and non-U.S. net sales are categorized based upon the location of the customer.

We recognize revenue net of various sales adjustments to arrive at net sales as reported on the consolidated statements of earnings. These adjustments are referred to as gross-to-net sales adjustments and are further described in "—Critical Accounting Policies" below.

The reconciliation of our gross sales to net sales by each significant category of gross-to-net sales adjustments were as follows:

	Year Ended December 31,		
Dollars in Millions	**2010**	2009	2008
Gross Sales	**$ 21,681**	$ 20,555	$ 19,370
Gross-to-Net Sales Adjustments			
Charge-Backs Related to Government Programs	**(605)**	(513)	(487)
Cash Discounts	**(255)**	(253)	(235)
Managed Healthcare Rebates and Other Contract Discounts	**(499)**	(439)	(360)
Medicaid Rebates	**(453)**	(229)	(205)
Sales Returns	**(88)**	(101)	(163)
Other Adjustments	**(297)**	(212)	(205)
Total Gross-to-Net Sales Adjustments	**(2,197)**	(1,747)	(1,655)
Net Sales	**$ 19,484**	$ 18,808	$ 17,715

The activities and ending balances of each significant category of gross-to-net sales reserve adjustments were as follows:

Dollars in Millions	Charge-Backs Related to Government Programs	Cash Discounts	Managed Healthcare Rebates and Other Contract Discounts	Medicaid Rebates	Sales Returns	Other Adjustments	Women, Infants and Children (WIC) Rebates	Total
Balance at January 1, 2009	$ 45	$ 31	$ 154	$ 133	$ 209	$ 115	$ 195	$ 882
Provision related to sales made in current period	509	252	438	279	91	222	—	1,791
Provision related to sales made in prior periods	4	1	1	(50)	10	(10)	—	(44)
Returns and payments	(513)	(253)	(395)	(196)	(111)	(208)	—	(1,676)
Impact of foreign currency translation	—	(2)	1	—	—	2	—	1
Discontinued operations	(3)	(3)	—	—	(30)	(33)	(195)	(264)
Balance at December 31, 2009	$ 42	$ 26	$ 199	$ 166	$ 169	$ 88	$ —	$ 690
Provision related to sales made in current period	606	255	496	454	118	302	—	2,231
Provision related to sales made in prior periods	(1)	—	3	(1)	(30)	(5)	—	(34)
Returns and payments	(599)	(252)	(482)	(292)	(69)	(256)	—	(1,950)
Impact of foreign currency translation	—	—	—	—	(1)	(2)	—	(3)
Balance at December 31, 2010	**$ 48**	**$ 29**	**$ 216**	**$ 327**	**$ 187**	**$ 127**	**$ —**	**$ 934**

Gross-to-net sales adjustments as a percentage of gross sales were 10.1% in 2010 and 8.5% in both 2009 and 2008 and are primarily a function of gross sales trends, changes in sales mix and contractual and legislative discounts and rebates.

In 2010, gross-to-net sales adjustments increased overall by 26% which was primarily attributed to the enactment of U.S. healthcare reform. Expected future increases in gross-to-net sales adjustments related to healthcare reform are further discussed in "—Executive Summary—Business Environment" above. Specifically in 2010:

- Medicaid rebates increased due to the change in minimum rebates on drug sales from 15.1% to 23.1% and the extension of the Medicaid rebate rate to drugs sold to risk-based Medicaid managed care organizations.
- Managed healthcare rebates and other contract discounts increased mainly due to increased sales.
- Charge-backs related to government programs increased due to increased sales in the U.S. as well as additional rebates required in certain European countries attributed to government austerity measures.
- Sales returns decreased primarily due to overall reduced provisions for various mature brands partially offset by a $44 million charge for estimated returns associated with the Avalide recall.
- Other adjustments increased overall due to additional rebates required for certain products sold in Europe attributed to government austerity measures and higher discounts and increased rebates for coupon programs.

In 2009, gross-to-net sales adjustments increased by 6%. Specifically in 2009:

- Managed healthcare rebates and other contract discounts increased by 22% primarily due to higher Plavix Medicare sales and an increase in contractual discount rates.
- Sales returns decreased by 38% primarily due to lower provisions for *Pravachol* and *Zerit*, partially offset by increased provisions for *Sprycel* and mature brands driven by higher than anticipated sales returns.
- Medicaid rebates included refunds from net overpayments of Medicaid rebates of $60 million from the three year period 2002 to 2004 after the Center for Medicare and Medicaid Services policy group approved our revised calculations.

Net sales of key products represent 84% of total net sales in 2010, 81% in 2009 and 77% in 2008. The following table presents U.S. and international net sales by key products, the percentage change from the prior period and the foreign exchange impact when compared to the prior period. Commentary detailing the reasons for significant variances for key products is provided below:

	Year Ended December 31,			% Change		% Change Attributable to Foreign Exchange	
Dollars in Millions	2010	2009	2008	2010 vs. 2009	2009 vs. 2008	2010 vs. 2009	2009 vs. 2008
Key Products							
Plavix (clopidogrel bisulfate)							
U.S.	**$ 6,154**	$ 5,556	$ 4,920	11%	13%	—	—
Non-U.S.	**512**	590	683	(13)%	(14)%	4%	(5)%
Total	**6,666**	6,146	5,603	8%	10%	—	—
Avapro/Avalide (irbesartan/irbesartan-hydrochlorothiazide)							
U.S.	**642**	722	735	(11)%	(2)%	—	—
Non-U.S.	**534**	561	555	(5)%	1%	3%	(6)%
Total	**1,176**	1,283	1,290	(8)%	(1)%	2%	(3)%
Abilify (aripiprazole)							
U.S.	**1,958**	2,082	1,676	(6)%	24%	—	—
Non-U.S.	**607**	510	477	19%	7%	(2)%	(9)%
Total	**2,565**	2,592	2,153	(1)%	20%	—	(2)%
Reyataz (atazanavir sulfate)							
U.S.	**754**	727	667	4%	9%	—	—
Non-U.S.	**725**	674	625	8%	8%	(1)%	(8)%
Total	**1,479**	1,401	1,292	6%	8%	—	(4)%
Sustiva (efavirenz) Franchise (total revenue)							
U.S.	**881**	803	724	10%	11%	—	—
Non-U.S.	**487**	474	425	3%	12%	(3)%	(11)%
Total	**1,368**	1,277	1,149	7%	11%	(1)%	(4)%
Baraclude (entecavir)							
U.S.	**179**	160	140	12%	14%	—	—
Non-U.S.	**752**	574	401	31%	43%	3%	(5)%
Total	**931**	734	541	27%	36%	3%	(4)%
Erbitux (cetuximab)							
U.S.	**646**	671	739	(4)%	(9)%	—	—
Non-U.S.	**16**	12	10	33%	20%	5%	(4)%
Total	**662**	683	749	(3)%	(9)%	—	—
Sprycel (dasatinib)							
U.S.	**188**	123	92	53%	34%	—	—
Non-U.S.	**388**	298	218	30%	37%	—	(9)%
Total	**576**	421	310	37%	36%	1%	(6)%
Ixempra (ixabepilone)							
U.S.	**99**	99	98	—	1%	—	—
Non-U.S.	**18**	10	3	80%	**	3%	N/A
Total	**117**	109	101	7%	8%	—	—
Orencia (abatacept)							
U.S.	**547**	467	363	17%	29%	—	—
Non-U.S.	**186**	135	78	38%	73%	1%	(9)%
Total	**733**	602	441	22%	37%	—	(2)%
Onglyza/Kombiglyze (saxagliptin/saxagliptin and metformin)							
U.S.	**119**	22	—	**	N/A	—	N/A
Non-U.S.	**39**	2	—	**	N/A	—	N/A
Total	**158**	24	—	**	N/A	—	N/A
Mature Products and All Other							
U.S.	**446**	435	411	3%	6%	—	—
Non-U.S.	**2,607**	3,101	3,675	(16)%	(16)%	1%	(4)%
Total	**3,053**	3,536	4,086	(14)%	(13)%	—	(3)%

** Change is in excess of 200%.

Plavix — a platelet aggregation inhibitor that is part of our alliance with sanofi

- U.S. net sales increased in 2010 and 2009 primarily due to higher average net selling prices. Estimated total U.S. prescription demand decreased 1% in 2010 and increased 4% in 2009.
- International net sales continue to be impacted by the launch of generic clopidogrel products in the EU countries since August 2008. This has a negative impact on both our net sales as it relates to our EU sales in comarketing countries and our equity in net income of affiliates as it relates to our share of sales from our partnership with sanofi in Europe and Asia. We expect continued erosion of Plavix net sales in the EU, which will impact both our international net sales and our equity in net income of affiliates.
- In January 2011, the Company and sanofi announced that the FDA has granted the companies an additional six-month period of exclusivity to market Plavix. Exclusivity for Plavix in the U.S. is now scheduled to expire on May 17, 2012.
- See Note 26 "Legal Proceedings and Contingencies—Plavix Litigation," for further discussion on Plavix exclusivity litigation in both the U.S. and EU.

Avapro/Avalide (known in the EU as Aprovel/Karvea) — an angiotensin II receptor blocker for the treatment of hypertension and diabetic nephropathy that is also part of the sanofi alliance

- U.S. and international net sales decreased in 2010 primarily due to decreased overall demand due to generic competition in the EU and reduced supply of Avalide in addition to a $44 million sales return adjustment recorded as a result of the Avalide recall. Estimated total U.S. prescription demand decreased 17% in 2010.
- U.S. net sales decreased in 2009 primarily due to decreased overall demand as estimated total U.S. prescription demand decreased 9% in 2009. International net sales increased in 2009 primarily due to higher average net selling prices partially offset by an unfavorable foreign exchange impact.

Abilify — an antipsychotic agent for the treatment of schizophrenia, bipolar mania disorder and major depressive disorder and is part of our strategic alliance with Otsuka

- U.S. net sales decreased in 2010 primarily due to the reduction in our contractual share of net sales recognized from 65% to 58% and increased Medicaid rebates from healthcare reform. The decrease was partially offset by higher average net selling prices and increased overall demand. U.S. net sales increased in 2009 primarily due to increased overall demand, new indications for certain patients with bipolar 1 disorder and major depressive disorder, and higher average net selling prices. The 2009 increase was partially offset by $49 million of amortization of the $400 million extension payment made to Otsuka in April 2009. Estimated total U.S. prescription demand increased 5% in 2010 and 26% in 2009.
- In 2010 and 2009, international net sales increased due to increased prescription demand, which was aided by a new bipolar indication in the second quarter of 2008 in the EU, offset by an unfavorable foreign exchange impact in 2009.

Reyataz — a protease inhibitor for the treatment of HIV

- U.S. net sales increased in 2010 primarily due to higher estimated total U.S. prescription demand of 4%. U.S. net sales increased in 2009 due to higher estimated total U.S. prescription demand of 8% and higher average net selling prices.
- In 2010 and 2009, international net sales increased primarily due to higher demand across most markets with Europe being the key driver due to the June 2008 approval for first-line treatment.

Sustiva Franchise — a non-nucleoside reverse transcriptase inhibitor for the treatment of HIV, which includes *Sustiva*, an antiretroviral drug, and bulk efavirenz, which is also included in the combination therapy, Atripla (efavirenz 600 mg/emtricitabine 200 mg/tenofovir disoproxil fumarate 300 mg), a product sold through a joint venture with Gilead

- U.S. net sales increased in 2010 primarily due to higher estimated total U.S. prescription demand of 7%. In 2009, U.S. net sales increased primarily due to higher estimated total U.S. prescription demand of 10% as well as higher average net selling prices.
- In 2010, international net sales increased primarily due to higher demand partially offset by an unfavorable foreign exchange.
- In 2009, international net sales increased primarily due to continued demand generated from the launch of Atripla in Canada and the EU in the fourth quarter of 2007 partially offset by an unfavorable foreign exchange impact.

Bristol-Myers Squibb

Baraclude — an oral antiviral agent for the treatment of chronic hepatitis B

- Worldwide net sales in 2010 and 2009 increased primarily due to continued strong demand in international markets.
- We continue to implement our global campaign to raise awareness about chronic hepatitis B as part of our overall market expansion effort.

Erbitux — a monoclonal antibody designed to exclusively target and block the Epidermal Growth Factor Receptor, which is expressed on the surface of certain cancer cells in multiple tumor types as well as normal cells and is currently indicated for use against colorectal cancer and head and neck cancer. Erbitux is part of our strategic alliance with Lilly.

- Sold by us almost exclusively in the U.S., net sales continue to decrease primarily due to lower demand and lower average net selling prices.

Sprycel — an oral inhibitor of multiple tyrosine kinases indicated for the treatment of adults with chronic, accelerated, or myeloid or lymphoid blast phase chronic myeloid leukemia with resistance or intolerance to prior therapy, including Gleevec (imatinib meslylate) and first-line treatment of adults with Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase. *Sprycel* is part of our strategic alliance with Otsuka.

- Worldwide net sales increased primarily due to higher demand in previously launched markets, growth attributed to recently launched markets as well as higher U.S. average net selling prices.
- In the fourth quarter of 2010, *Sprycel* 100 mg once daily was approved as a first-line treatment of adult patients with newly diagnosed Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase in the U.S. and the EU.

Ixempra — a microtubule inhibitor for the treatment of patients with metastatic or locally advanced breast cancer and is part of our strategic alliance with Otsuka

- Net sales continue to remain flat.

Orencia — a fusion protein indicated for adult patients with moderate to severe rheumatoid arthritis who have had an inadequate response to one or more currently available treatments, such as methotrexate or anti-tumor necrosis factor therapy

- In 2010 worldwide net sales increased primarily due to increased demand. U.S. net sales were also impacted by higher average selling prices.
- In 2009, worldwide net sales increased primarily due to increased demand.

Onglyza/Kombiglyze— treatment for type 2 diabetes

- *Onglyza* was launched in various countries in the third quarter of 2009.
- *Kombiglyze* was launched in the fourth quarter of 2010.

Mature Products and All Other — includes products which lost exclusivity in major markets and over the counter brands

- U.S. net sales remained relatively flat in 2010 and 2009 as the continued generic erosion of certain products was partially offset by higher average net selling prices.
- International net sales decreased in 2010 and 2009 due to continued generic erosion of certain brands including *TAXOL®* and *Pravachol* (pravastatin sodium), lower average net selling prices in Europe, the year over year impact of the rationalization and divestitures of our non-strategic product portfolio and lower demand for certain over the counter products.
- Net sales in 2010 included $15 million of *Recothrom* net sales, a product acquired through our ZymoGenetics acquisition in October 2010. See Note 5 "Acquisitions" for further details.

The estimated U.S. prescription change data provided throughout this report includes information only from the retail and mail order channels and does not reflect information from other channels such as hospitals, home healthcare, clinics, federal facilities including VA hospitals, and long-term care, among others.

In the first quarter of 2009, we changed our service provider for U.S. prescription data to Wolters Kluwer Health, Inc. (WK), a supplier of market research audit data for the pharmaceutical industry, for external reporting purposes and internal demand for most products. Prior to 2009, we used prescription data based on the Next-Generation Prescription Service Version 2.0 of the National Prescription Audit provided by IMS Health (IMS). We continuously seek to improve the quality of our estimates of prescription change amounts and ultimate patient/consumer demand by reviewing estimate calculation methodologies, processes and analyzing internal and third-party data. We expect to continue to review and refine our methodologies and processes for calculation of these estimates and will continue to review and analyze our own and third parties' data used in such calculations.

The estimated prescription data is based on the Source Prescription Audit provided by the above suppliers and is a product of their respective recordkeeping and projection processes. As such, the data is subject to the inherent limitations of estimates based on sampling and may include a margin of error.

The change in *Sprycel* demand is calculated based upon tablets sold though retail and mail order channels based upon data obtained from the IMS Health (IMS) National Sales Perspectives Audit, which is a product of IMS' own recordkeeping and projection processes. As such, the data is subject to the inherent limitations of estimates based on sampling and may include a margin of error.

We calculated the estimated total U.S. prescription change on a weighted-average basis to reflect the fact that mail order prescriptions include a greater volume of product supplied, compared to retail prescriptions. Mail order prescriptions typically reflect a 90-day prescription whereas retail prescriptions typically reflect a 30-day prescription. The calculation is derived by multiplying mail order prescription data by a factor that approximates three and adding to this the retail prescriptions. We believe that a calculation of estimated total U.S. prescription change based on this weighted-average approach provides a superior estimate of total prescription demand in retail and mail order channels. We use this methodology for our internal demand reporting.

Estimated End-User Demand

The following tables set forth for each of our key products sold in the U.S. for the years ended December 31, 2010, 2009 and 2008: (i) total U.S. net sales for each year; (ii) change in reported U.S. net sales for each year; (iii) estimated total U.S. prescription change for the retail and mail order channels calculated by us based on third-party data on a weighted-average basis, and (iv) months of inventory on hand in the wholesale distribution channel.

	Year Ended December 31,									At December 31,		
	Total U.S. Net Sales			Change in U.S. Net Sales			% Change in U.S. Total Prescriptions			Months on Hand		
Dollars in Millions	**2010**	2009	2008	2010	2009	2008	2010 (WK)	2009 (WK)	2008 (IMS)	2010	2009	2008
Plavix	**$ 6,154**	$ 5,556	$ 4,920	11%	13%	21%	(1)%	4%	19%	0.5	0.5	0.4
Avapro/Avalide	**642**	722	735	(11)%	(2)%	6%	(17)%	(9)%	(7)%	0.4	0.4	0.5
Abilify	**1,958**	2,082	1,676	(6)%	24%	28%	5%	26%	23%	0.4	0.4	0.5
Reyataz	**754**	727	667	4%	9%	14%	4%	8%	14%	0.5	0.5	0.5
Sustiva Franchise[(a)]	**881**	803	724	10%	11%	20%	7%	10%	14%	0.4	0.5	0.6
Baraclude	**179**	160	140	12%	14%	59%	12%	13%	55%	0.6	0.5	0.7
Erbitux[(b)]	**646**	671	739	(4)%	(9)%	8%	N/A	N/A	N/A	0.5	0.5	0.5
Sprycel	**188**	123	92	53%	34%	59%	5%	10%	36%	0.6	0.7	0.8
Ixempra[(b)]	**99**	99	98	—	1%	**	N/A	N/A	N/A	0.7	0.8	0.7
Orencia[(b)]	**547**	467	363	17%	29%	68%	N/A	N/A	N/A	0.6	0.5	0.5
Onglyza/ Kombiglyze[(c)]	**119**	22	—	**	N/A	N/A	**	N/A	N/A	0.8*	3.7	—

(a) The *Sustiva* Franchise (total revenue) includes sales of *Sustiva* and revenue of bulk efavirenz included in the combination therapy Atripla. The months on hand relates only to *Sustiva*.

(b) Erbitux, *Ixempra* and *Orencia* are parenterally administered products and do not have prescription-level data as physicians do not write prescriptions for these products.

(c) *Onglyza* was launched in the U.S. in August 2009. *Kombiglyze* was launched in the U.S. in the fourth quarter of 2010.

* *Onglyza* had 0.5 month of inventory on hand at December 31, 2010. *Kombiglyze* had 51.8 months of inventory on hand at December 31, 2010 to support the initial product launch.

** Change in excess of 200%.

Pursuant to the U.S. Securities and Exchange Commission (SEC) Consent Order described below under "—SEC Consent Order", we monitor the level of inventory on hand in the U.S. wholesaler distribution channel and outside of the U.S. in the direct customer distribution channel. We are obligated to disclose products with levels of inventory in excess of one month on hand or expected demand, subject to a de minimis exception. Below are U.S. products that had estimated levels of inventory in the distribution channel in excess of one month on hand at December 31, 2010, and international products that had estimated levels of inventory in the distribution channel in excess of one month on hand at September 30, 2010.

Kombiglyze had 51.8 months of inventory on hand in the U.S. to support the initial product launch. This inventory is nominal and is expected to be worked down in less than that amount of time as demand for this new product increases post launch.

Dafalgan, an analgesic product sold principally in Europe, had 1.2 months of inventory on hand at direct customers compared to 0.9 months of inventory on hand at December 31, 2009. The level of inventory on hand was primarily due to the September launch of a new dosage in France.

Fervex, a cold and flu product, had 2.3 months of inventory on hand internationally at direct customers compared to 3.9 months of inventory on hand at December 31, 2009. The level of inventory on hand was primarily due to lower than expected demand.

Videx, an antiviral product, had 1.5 months of inventory on hand internationally at direct customers compared to 1.3 months of inventory on hand at December 31, 2009. The level of inventory on hand was primarily due to government purchasing patterns in Brazil.

Principen, an antibiotic product, had 1.3 months of inventory on hand at direct customers compared to a 0.8 months of inventory on hand at December 31, 2009. The increased level of inventory is due to lower demand from the re-enforcement of antibiotic law in Mexico which requires prescriptions for antibiotics.

In the U.S., for all products sold exclusively through wholesalers or through distributors, we generally determined our months on hand estimates using inventory levels of product on hand and the amount of out-movement provided by our three largest wholesalers, which account for approximately 90% of total gross sales of U.S. products, and provided by our distributors. Factors that may influence our estimates include generic competition, seasonality of products, wholesaler purchases in light of increases in wholesaler list prices, new product launches, new warehouse openings by wholesalers and new customer stockings by wholesalers. In addition, these estimates are calculated using third-party data, which may be impacted by their recordkeeping processes.

For our businesses outside of the U.S., we have significantly more direct customers. Limited information on direct customer product level inventory and corresponding out-movement information and the reliability of third-party demand information, where available, varies widely. In cases where direct customer product level inventory, ultimate patient/consumer demand or out-movement data does not exist or is otherwise not available, we have developed a variety of other methodologies to estimate such data, including using such factors as historical sales made to direct customers and third-party market research data related to prescription trends and end-user demand. Accordingly, we rely on a variety of methods to estimate direct customer product level inventory and to calculate months on hand. Factors that may affect our estimates include generic competition, seasonality of products, direct customer purchases in light of price increases, new product launches, new warehouse openings by direct customers, new customer stockings by direct customers and expected direct customer purchases for governmental bidding situations.

Geographic Areas

In general, our products are available in most countries in the world. The largest markets are in the U.S., France, Canada, Japan, Italy, Spain, Germany, China and the United Kingdom. Our net sales by geographic areas, based on the location of the end customer, were as follows:

	Net Sales			% Change		% of Total Net Sales		
Dollars in Millions	**2010**	2009	2008	2010 vs. 2009	2009 vs. 2008	2010	2009	2008
United States	**$ 12,613**	$ 11,867	$ 10,565	6%	12%	65%	63%	60%
Europe	**3,448**	3,625	3,750	(5)%	(3)%	18%	19%	21%
Japan, Asia Pacific and Canada	**1,651**	1,522	1,519	8%	—	8%	8%	8%
Latin America, the Middle East and Africa	**856**	843	1,047	2%	(19)%	4%	5%	6%
Emerging Markets	**804**	753	725	7%	4%	4%	4%	4%
Other	**112**	198	109	(43)%	82%	1%	1%	1%
Total	**$ 19,484**	$ 18,808	$ 17,715	4%	6%	100%	100%	100%

See "—Net Sales" above for a discussion on U.S. net sales increase.

Net sales in Europe decreased in 2010 primarily due to a 4% unfavorable foreign exchange impact, decreased net sales of certain mature brands due to divestitures and increased generic competition for Plavix and Avapro/Avalide, partially offset by sales growth in major European markets for Abilify, the HIV portfolio, *Baraclude*, *Sprycel*, *Onglyza* and *Orencia*. The sales growth of the previously mentioned products was tempered by continuing fiscal challenges in European countries as healthcare payers, including government agencies, have reduced and are expected to continue to reduce the cost of healthcare through actions that directly or indirectly impose additional price reductions and support the expanded use of generic drugs. These measures include, but are not limited to, mandatory discounts, rebates and other price reductions and are reflected in our net sales. In 2009, net sales decreased primarily due to a 7% unfavorable foreign exchange impact, decreased net sales of certain mature brands due to divestitures and increased generic competition for Plavix, partially offset by sales growth in major European markets for the HIV portfolio, Abilify, *Baraclude*, *Sprycel* and *Orencia*.

Net sales in Japan, Asia Pacific and Canada increased in 2010 primarily due to a 9% favorable foreign exchange impact and increased net sales of *Baraclude* and *Sprycel* partially offset by decreased net sales of certain mature brands due to divestitures and generic competition. In 2009, net sales remained relatively flat as decreased net sales of certain mature brands and a 1% unfavorable foreign exchange impact was offset by increased net sales of *Baraclude* and *Sprycel*.

Net sales in Latin America, the Middle East and Africa increased in 2010 primarily due to increased net sales of *Sprycel*, *Reyataz*, *Baraclude*, *Orencia* and a 2% favorable foreign exchange impact, partially offset by decreased net sales of mature brands. In 2009, net sales decreased primarily due to a 6% unfavorable foreign exchange impact and decreased net sales of certain mature brands, partially offset by increased net sales of *Reyataz*, *Orencia* and Plavix.

Emerging markets are Brazil, Russia, India, China and Turkey. Net sales in Emerging Markets increased in 2010 primarily due to a 4% favorable foreign exchange impact and increased net sales of *Baraclude*, *Sprycel*, Abilify and *Reyataz*. In 2009, net sales increased primarily due to increased net sales of *Baraclude* and *Sprycel* partially offset by an 8% unfavorable foreign exchange impact.

Other consists primarily of sales from supply agreements for active pharmaceutical ingredients, including temporary supply agreements to facilitate recent divestitures of manufacturing facilities and continuing supply agreements with alliance partners. Net sales decreased in 2010 primarily due to the wind-down of temporary supply agreements related to 2009 manufacturing facility divestitures, the elimination of bulk sales of pharmaceutical ingredients previously manufactured by us in the Latina Italy facility which was divested in 2010 and reduced sales of irbesartan bulk pharmaceutical ingredients to our alliance partner due to declining worldwide Avapro/Avalide sales. Net sales increased in 2009 primarily due to temporary supply agreements entered into to facilitate the divestiture of certain manufacturing facilities in Pakistan, Egypt and Australia.

No single country outside the U.S. contributed more than 10% of our total net sales in 2010, 2009 or 2008.

Expenses

	Expenses			% Change		% of Net Sales		
Dollars in Millions	**2010**	2009	2008	2010 vs. 2009	2009 vs. 2008	2010	2009	2008
Cost of products sold	**$ 5,277**	$ 5,140	$ 5,316	3%	(3)%	27.1%	27.3%	30.0%
Marketing, selling and administrative	**3,686**	3,946	4,140	(7)%	(5)%	18.9%	21.0%	23.4%
Advertising and product promotion	**977**	1,136	1,181	(14)%	(4)%	5.0%	6.0%	6.7%
Research and development	**3,566**	3,647	3,512	(2)%	4%	18.3%	19.4%	19.8%
Acquired in-process research and development	**—**	—	32	—	(100)%	—	—	0.2%
Provision for restructuring	**113**	136	215	(17)%	(37)%	0.6%	0.7%	1.2%
Litigation expense, net	**(19)**	132	33	114%	**	(0.1)%	0.7%	0.2%
Equity in net income of affiliates	**(313)**	(550)	(617)	(43)%	(11)%	(1.6)%	(2.9)%	(3.5)%
Gain on sale of ImClone shares	**—**	—	(895)	—	(100)%	—	—	(5.1)%
Other (income)/expense	**126**	(381)	22	(133)%	**	0.6%	(2.0)%	0.1%
Total Expenses	**$13,413**	$13,206	$12,939	2%	2%	68.8%	70.2%	73.0%

** Change is in excess of 200%.

Cost of products sold

Cost of products sold consist of material costs, internal labor and overhead of our owned manufacturing sites, third-party processing costs, other supply chain costs and changes in foreign currency forward contracts that offset manufacturing related assets and liabilities denominated in foreign currencies. Essentially all of these costs are managed primarily through our global manufacturing organization, referred to as Technical Operations. In addition, discovery royalties attributed to licensed products in connection with alliances as well as the amortization of milestone payments that occur on or after regulatory approval are also included.

Costs as a percentage of net sales can vary between periods as a result of product mix, price, inflation and costs attributed to the rationalization of manufacturing sites resulting in accelerated depreciation, impairment charges and other stranded costs. In addition, changes in foreign currency may also provide volatility given a high percentage of total costs are denominated in foreign currencies.

- The decrease in costs of products sold as a percentage of net sales in 2010 was primarily attributed to a more favorable product mix, U.S. price increases and favorable foreign exchange which was partially offset by the reduction in our share of Abilify sales related to the extended commercialization and manufacturing agreement for Abilify and the collaboration fee paid to Otsuka under the *Sprycel* and *Ixempra* Oncology collaboration beginning in 2010, additional Medicare rebates granted in 2010 from U.S. healthcare reform and international price decreases related to government austerity measures from the European economic crisis.
- The improvement in cost of products sold as a percentage of net sales in 2009 was driven by favorable foreign exchange, higher U.S. average net selling prices, a more favorable product mix and realized manufacturing efficiencies from PTI offset by higher manufacturing costs attributed to inflation. The 2009 costs include manufacturing rationalization charges of $123 million primarily related to the implementation of PTI compared to $249 million of rationalization charges recognized in 2008.

Marketing, selling and administrative

Marketing, selling and administrative expenses consist of employee salary and benefit costs, third-party professional and marketing fees, outsourcing fees, shipping and handling costs and other expenses that are not attributed to product manufacturing costs or research and development expenses. Most of these expenses are managed through regional commercialization functions or global functions such as finance, law, information technology and human resources.

- The decrease in 2010 was primarily attributed to the reduction in sales related activities of certain key products to coincide with their respective life cycle; prior year impact of a $100 million funding payment made to the BMS foundation; reduction in our Abilify sales force as Otsuka established it own sales force for promotion of Abilify, *Sprycel* and *Ixempra*; reduced project standardization implementation costs from the 2009 role out of new accounting and human resource related systems; and overall efficiencies gained from PTI and continuous improvement initiatives.
- The decrease in 2009 resulted from a favorable 2% foreign exchange impact and efficiencies gained from PTI.

Advertising and product promotion

Advertising and product promotion expenses consist of related media, sample and direct to consumer programs.

- The decrease in 2010 was primarily attributed to reduced spending on the promotion of certain key products to coincide with their product life cycle and Otsuka's reimbursement of certain Abilify, *Sprycel* and *Ixempra* advertising and product promotion expenses partially offset by increased spending for the *Onglyza* launch and other pipeline products.
- The decrease in 2009 is attributed to reduced spending on promotion of products nearing patent expirations and a favorable 2% foreign exchange impact, partially offset by increased spending for the *Onglyza* launch and pipeline products.

Research and development

Research and development expenses consist of internal salary and benefit costs, third-party grants and fees paid to clinical research organizations, supplies and facility costs. Total research and development expenses include the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, as well as clinical trials and medical support of marketed products, proportionate allocations of enterprise-wide costs, and other appropriate costs. These expenses also include third-party licensing fees that are typically paid upfront as well as when regulatory or other contractual milestones are met. Certain expenses are shared with alliance partners based upon contractual agreements.

Approximately 80% of these expenses are managed by our global research and development organization of which, approximately 75% of the total spend was attributed to development activities with the remainder attributed to preclinical and research activities. These expenses can vary between periods for a number of reasons, including the timing of upfront licensing and milestone payments.

- The decrease in 2010 was primarily attributed to the timing of our upfront licensing and milestone payments partially offset by additional spending to support our maturing pipeline and compounds obtained from our string-of-pearls strategy. Upfront licensing and milestone payments expensed to research and development were $132 million in 2010 primarily attributed to Exelixis, Allergan and PDL BioPharma Inc.; $347 million in 2009 primarily attributed to ZymoGenetics, Alder and Nissan; and $348 million in 2008 primarily attributed to Exelixis, PDL BioPharma, Inc. and KAI Pharmaceuticals, Inc.
- The increase in 2009 was attributed to additional spending to support our maturing pipeline and compounds obtained from our string-of-pearls strategy, offset by a favorable 1% foreign exchange impact.

Acquired in-process research and development
The charge related to the acquisition of Kosan Biosciences, Inc. (Kosan) in 2008.

Provision for restructuring
The changes in provision for restructuring were primarily attributable to the timing of the implementation of certain PTI and continuous improvement initiatives.

Litigation expense, net
The 2010 amount includes a $41 million insurance reimbursement from prior litigation partially offset by additional reserves established for certain average wholesale prices (AWP) litigation.

The 2009 expense was primarily due to a $125 million securities litigation settlement. For further information, see Note 26 "Legal Proceedings and Contingencies."

Equity in net income of affiliates
Equity in net income of affiliates was primarily related to our international partnership with sanofi and varies based on international Plavix net sales included within this partnership.

- The decrease in 2010 and 2009 is attributed to the impact of an alternative salt form of clopidogrel and generic clopidogrel competition on international Plavix net sales commencing in 2009. For additional information, see Note 2 "Alliances and Collaborations."

Gain on sale of ImClone shares
The gain on sale of ImClone shares in 2008 was attributed to our receipt of approximately $1.0 billion in cash for the tendering of our investment in ImClone. See Note 2 "Alliances and Collaborations" for further detail.

Other (income)/expense
Other (income)/expense include:

	Year Ended December 31,		
Dollars in Millions	**2010**	2009	2008
Interest expense	**$ 145**	$ 184	$ 310
Interest income	**(75)**	(54)	(130)
Impairment and loss on sale of manufacturing operations	**236**	—	—
Loss/(Gain) on debt repurchase	**6**	(7)	(57)
ARS impairment	**—**	—	305
Net foreign exchange transaction (gains)/losses	**(6)**	2	(78)
Gain on sale of product lines, businesses and assets	**(39)**	(360)	(159)
Acquisition related items	**10**	(10)	—
Other income from alliance partners	**(136)**	(148)	(141)
Pension curtailment and settlement charges	**28**	43	8
Other	**(43)**	(31)	(36)
Other (income)/expense	**$ 126**	$ (381)	$ 22

- Interest expense decreased year over year primarily due to lower overall interest rates on floating rate debt, amortization resulting from the termination of interest rate swaps during 2010 and 2009, and less debt outstanding from 2010 and 2009 repurchases.
- Interest income increased in 2010 primarily due to higher average cash, cash equivalents and marketable securities balances and higher returns from the continued diversification of our investment portfolio. Interest income decreased in 2009 primarily due to lower interest rates compared to 2008 partially offset by higher average cash, cash equivalents and marketable securities balances.
- Impairment and loss on sale of manufacturing operations was primarily attributed to the disposal of our manufacturing operations in Latina, Italy. See Note 4 "Restructuring."
- Auction rate securities (ARS) impairment charge recognized in 2008 was due to the severity and the duration of the decline in value, the future prospects of the issuers and our ability and intent to hold the securities to recover their value. The value of ARS at December 31, 2010 was $91 million.

- The impact of foreign exchange was mainly due to foreign exchange hedges that were discontinued or did not qualify as cash flow hedges. The 2010 net foreign exchange transaction loss includes a $17 million charge from the remeasurement of Venezuelan monetary assets from the devaluation of the Bolivar. The 2008 net foreign exchange gain was primarily due to the sudden, dramatic strengthening of the U.S. dollar in the second half of 2008, which generated significant gains on foreign currency denominated transactions. See Note 24 "Financial Instruments."
- Gain on sale of product lines, businesses and assets was primarily related to the sale of mature brands, including businesses within Indonesia and Australia in 2009 and a business in Egypt in 2008.
- Acquisition related items are attributed to the acquisition of ZymoGenetics in 2010 and Medarex in 2009. See Note 5 "Acquisitions."
- Other income from alliance partners includes income earned from the sanofi partnership and amortization of certain upfront licensing and milestone receipts related to our alliances.
- Pension settlements/curtailments were primarily attributed to amendments which eliminated the crediting of future benefits related to service for U.S. pension plan participants. These amendments resulted in a curtailment charge of $6 million and $25 million during 2010 and 2009, respectively. The remainder of the charges resulted from lump sum payments in certain plans which exceeded the sum of plan interest costs and service costs, resulting in an acceleration of a portion of previously deferred actuarial losses. Although most of this activity was driven by PTI and certain divestitures, additional charges may be recognized in the future, particularly with the U.S. pension plans due to a lower threshold resulting from the elimination of service costs. See Note 21 "Pension, Postretirement and Postemployment Liabilities" for further detail.

Specified Items

During 2010, 2009 and 2008, the following specified items affected the comparability of results of the periods presented herein. These items are excluded from the segment results.

Year Ended December 31, 2010

Dollars in Millions	Cost of products sold	Marketing, selling and administrative	Research and development	Provision for restructuring	Litigation expense	Other (income)/ expense	Total
Restructuring Activity:							
Downsizing and streamlining of worldwide operations	$ —	$ —	$ —	$ 113	$ —	$ —	$ 113
Impairment and loss on sale of manufacturing operations	—	—	—	—	—	236	236
Accelerated depreciation, asset impairment and other shutdown costs	113	—	—	—	—	—	113
Pension curtailment and settlement charges	—	—	—	—	—	18	18
Process standardization implementation costs	—	35	—	—	—	—	35
Total Restructuring	113	35	—	113	—	254	515
Other:							
Litigation charges, net	—	—	—	—	(19)	—	(19)
Upfront licensing, milestone and other payments	—	—	132	—	—	—	132
IPRD impairment	—	—	10	—	—	—	10
Acquisition related items	—	—	—	—	—	10	10
Product liability charges	—	—	—	—	—	17	17
Total	$ 113	$ 35	$ 142	$ 113	$ (19)	$ 281	665
Income taxes on items above							(180)
Out-of-period tax adjustment							(59)
Specified tax charge							207
Decrease to Net Earnings from Continuing Operations							$ 633

Year Ended December 31, 2009

Dollars in Millions	Cost of products sold	Marketing, selling and administrative	Research and development	Provision for restructuring	Litigation expense	Other (income)/ expense	Total
Restructuring Activity:							
Downsizing and streamlining of worldwide operations	$ —	$ —	$ —	$ 122	$ —	$ —	$ 122
Accelerated depreciation, asset impairment and other shutdown costs	115	—	—	14	—	—	129
Pension curtailment and settlement charges	—	—	—	—	—	36	36
Process standardization implementation costs	—	110	—	—	—	—	110
Gain on sale of product lines, businesses and assets	—	—	—	—	—	(360)	(360)
Total Restructuring	115	110	—	136	—	(324)	37
Other:							
Litigation charges	—	—	—	—	132	—	132
BMS foundation funding initiative	—	100	—	—	—	—	100
Loss on sale of investments	—	—	—	—	—	31	31
Upfront licensing and milestone and other payments	—	—	347	—	—	—	347
Acquisition related items	—	—	—	—	—	(10)	(10)
Debt repurchase	—	—	—	—	—	(7)	(7)
Product liability charges/(insurance recoveries)	8	—	—	—	—	(5)	3
Total	$ 123	$ 210	$ 347	$ 136	$ 132	$ (315)	633
Income taxes on items above							(205)
Decrease to Net Earnings from Continuing Operations							$ 428

Year Ended December 31, 2008

Dollars in Millions	Cost of products sold	Marketing, selling and administrative	Research and development	Acquired in-process research and development	Provision for restructuring	Litigation expense	Gain on sale of ImClone shares	Other (income)/ expense	Total
Restructuring Activity:									
Downsizing and streamlining of worldwide operations	$ —	$ —	$ —	$ —	$ 186	$ —	$ —	$ —	$ 186
Accelerated depreciation, asset impairment and other shutdown costs	240	—	13	—	20	—	—	8	281
Pension curtailment and settlement charges	9	—	—	—	—	—	—	8	17
Process standardization implementation costs	—	109	—	—	—	—	—	—	109
Gain on sale and leaseback of properties	—	—	—	—	—	—	—	(9)	(9)
Termination of lease contracts	—	—	—	—	9	—	—	6	15
Gain on sale of product lines and businesses	—	—	—	—	—	—	—	(159)	(159)
Total Restructuring	249	109	13	—	215	—	—	(146)	440
Other:									
Litigation settlement	—	—	—	—	—	33	—	—	33
Insurance recovery	—	—	—	—	—	—	—	(20)	(20)
Product liability	—	—	—	—	—	—	—	18	18
Upfront licensing and milestone payments and acquired in-process research and development	—	—	348	32	—	—	—	—	380
ARS impairment and loss on sale	—	—	—	—	—	—	—	324	324
Debt repurchase	—	—	—	—	—	—	—	(57)	(57)
Gain on sale of ImClone shares	—	—	—	—	—	—	(895)	—	(895)
Total	$ 249	$ 109	$ 361	$ 32	$ 215	$ 33	$ (895)	$ 119	223
Income taxes on items above									55
Decrease to Net Earnings from Continuing Operations									$ 278

Non-GAAP Financial Measures

Our non-GAAP financial measures, including non-GAAP earnings from continuing operations and related EPS information, are adjusted to exclude certain costs, expenses, gains and losses and other specified items. This information is intended to enhance an investor's overall understanding of our past financial performance and prospects for the future. For example, non-GAAP earnings and EPS information is an indication of our baseline performance before items that are considered by us to not be reflective of our ongoing results. In addition, this information is among the primary indicators we use as a basis for evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting of future periods. This information is not intended to be considered in isolation or as a substitute for net earnings or diluted EPS prepared in accordance with GAAP.

Among the items in GAAP measures but excluded for purposes of determining adjusted earnings and other adjusted measures are: charges related to implementation of the PTI; gains or losses from the purchase or sale of businesses, product lines or investments; discontinued operations; restructuring and other exit costs; accelerated depreciation charges; asset impairments; charges and recoveries relating to significant legal proceedings; upfront licensing and milestone payments for in-licensing of products that have not achieved regulatory approval that are immediately expensed; IPRD charges prior to 2009; special initiative funding to the Bristol-Myers Squibb Foundation; and significant tax events. For a detailed listing of items that are excluded from the non-GAAP earnings from continuing operations, see "—Specified Items" above. Similar charges or gains for some of these items have been recognized in prior periods and it is reasonably possible that they will reoccur in future periods.

A reconciliation of GAAP to non-GAAP follows:

	Year Ended December 31, 2010			Year Ended December 31, 2009		
Dollars in Millions, except per share data	GAAP	Specified Items	Non-GAAP	GAAP	Specified Items	Non-GAAP
Net Earnings from Continuing Operations Attributable to BMS	$ 3,102	$ 633	$ 3,735	$ 3,239	$ 428	$ 3,667
Earnings attributable to unvested restricted shares	(12)	—	(12)	(17)	—	(17)
Net Earnings from Continuing Operations Attributable to BMS used for Diluted EPS Calculation	$ 3,090	$ 633	$ 3,723	$ 3,222	$ 428	$ 3,650
Average Common Shares Outstanding—Diluted	1,727	—	1,727	1,978	—	1,978
Diluted EPS from Continuing Operations Attributable to BMS	$ 1.79	$ 0.37	$ 2.16	$ 1.63	$ 0.22	$ 1.85

Income Taxes

The effective income tax rate on earnings from continuing operations before income taxes was 25.7% in 2010, 21.1% in 2009 and 22.8% in 2008. The effective income tax rate is lower than the U.S. statutory rate of 35% due to our decision to permanently reinvest the earnings for certain of our manufacturing operations in Ireland, Puerto Rico and Switzerland offshore and the U.S. Federal research and development tax credit. We have favorable tax rates in Ireland and Puerto Rico under grants not scheduled to expire prior to 2023.

The increase in the 2010 effective tax rate from 2009 was primarily due to a $207 million tax charge recognized in the fourth quarter of 2010, which resulted from additional U.S. taxable income from earnings of foreign subsidiaries previously considered to be permanently reinvested offshore. For additional information, see Note 10 "Income Taxes."

Discontinued Operations

On December 23, 2009, we completed a split-off of our remaining interest in Mead Johnson by means of an exchange offer to BMS shareholders. In August 2008, we completed the divestiture of our ConvaTec business to Cidron Healthcare Limited, an affiliate of Nordic Capital Fund VII and Avista Capital Partners L.P. (Avista). In January 2008, we completed the divestiture of Bristol-Myers Squibb Medical Imaging (Medical Imaging) to Avista. See Note 7 "Discontinued Operations."

Noncontrolling Interest

Noncontrolling interest is primarily related to our partnerships with sanofi for the territory covering the Americas related to Plavix net sales. See Note 2 "Alliances and Collaborations." The increase in noncontrolling interest corresponds to increased net sales of Plavix in the U.S. Net earnings from discontinued operations attributable to noncontrolling interest primarily relates to the 16.9% publicly owned portion of Mead Johnson prior to our complete divestiture from the split-off. A summary of noncontrolling interest is as follows:

	Year Ended December 31,		
Dollars in Millions	**2010**	2009	2008
sanofi partnerships	**$ 2,074**	$ 1,717	$ 1,444
Other	**20**	26	17
Noncontrolling interest—pre-tax	**2,094**	1,743	1,461
Income taxes	**(683)**	(562)	(472)
Net earnings from continuing operations attributable to noncontrolling interest—net of taxes	**1,411**	1,181	989
Net earnings from discontinued operations attributable to noncontrolling interest—net of taxes	—	69	7
Net earnings attributable to noncontrolling interest—net of taxes	**$ 1,411**	$ 1,250	$ 996

Financial Position, Liquidity and Capital Resources

Net cash position at December 31 was as follows:

Dollars in Millions	**2010**	2009
Cash and cash equivalents	**$ 5,033**	$ 7,683
Marketable securities—current	**2,268**	831
Marketable securities—non-current	**2,681**	1,369
Total cash, cash equivalents and marketable securities	**9,982**	9,883
Short-term borrowings, including current portion of long-term debt	**117**	231
Long-term debt	**5,328**	6,130
Total debt	**5,445**	6,361
Net cash position	**$ 4,537**	$ 3,522

We maintain a significant level of working capital, which was approximately $6.5 billion at December 31, 2010 and $7.6 billion at December 31, 2009. In 2010, we paid $2.2 billion in dividends, reacquired $750 million aggregate principal value of our outstanding debt for $855 million by means of a tender offer, acquired ZymoGenetics for $829 million, and repurchased $576 million of common stock. In 2011 and future periods, we expect cash generated by our U.S. operations, together with existing cash, cash equivalents, marketable securities and borrowings from the capital markets, to be sufficient to cover cash needs for working capital, capital expenditures, strategic alliances and acquisitions, milestone payments, dividends paid in the U.S. and common stock and debt repurchases. We do not rely on short-term borrowing to meet our liquidity needs.

Cash, cash equivalents and marketable securities held outside the U.S. was approximately $1.4 billion and $5.3 billion at December 31, 2010 and 2009, respectively, which is either utilized to fund non-U.S. operations or repatriated back to the U.S. where taxes have been previously provided. Cash repatriations are subject to restrictions in certain jurisdictions and may be subject to withholding and other taxes. Cash, cash equivalents and marketable securities held in the U.S. was $8.6 billion at December 31, 2010, which represented approximately 85% of our total balance. Cash, cash equivalents and marketable securities held in the U.S. was $4.6 billion at December 31, 2009. The increase resulted from an internal restructuring of certain legal entities.

We diversified our investment portfolio and acquired non-current marketable securities, including purchases of corporate debt securities. These investments are subject to changes in fair value as a result of interest rate fluctuations and other market factors, which may impact our results of operations. Our investment policy places limits on these investments and the amount and time to maturity of investments with any institution. The policy also requires that investments are only made with highly rated corporate and financial institutions. See Note 12 "Cash, Cash Equivalents and Marketable Securities."

We continue to monitor the potential impact of the deteriorating economic conditions in certain European countries further discussed in "—Geographic Areas" above and the related impact on prescription trends, pricing discounts, creditworthiness of our customers, and our ability to collect outstanding receivables from such countries. Currently, we believe these conditions will not have a material impact on our liquidity, cash flow, or financial flexibility.

We have a $2.0 billion five year revolving credit facility from a syndicate of lenders maturing in December 2011, which is extendable with the consent of the lenders. The facility contains customary terms and conditions, including a financial covenant whereby the ratio of consolidated net debt to consolidated capital cannot exceed 50% at the end of each quarter. We have been in compliance with this covenant since the inception of the facility. There were no borrowings outstanding under the facility at December 31, 2010 and 2009.

As an additional source of liquidity, we sell trade accounts receivables, principally from non-U.S. governments and hospital customers primarily in Japan, Italy, Portugal and Spain, to third parties. The receivables are sold on a nonrecourse basis and approximated $932 million and $660 million in 2010 and 2009, respectively. Our sales agreements do not allow for recourse in the event of uncollectibility and we do not retain interest to the underlying asset once sold.

Credit Ratings

Moody's Investors Service (Moody's) long-term and short-term credit ratings are currently A2 and Prime-1, respectively, and their long-term credit outlook remains on stable outlook. Standard & Poor's (S&P) long-term and short-term credit ratings are currently A+ and A-1, respectively, and their long-term credit rating remains on stable outlook. Fitch Ratings (Fitch) long-term and short-term credit ratings are currently A+ and F1, respectively, and their long-term credit rating changed in August 2010 from stable to negative outlook. Our credit ratings are considered investment grade. These long-term ratings designate that we have a low default risk but are somewhat susceptible to adverse effects of changes in circumstances and economic conditions. These short-term ratings designate that we have the strongest capacity for timely repayment.

Cash Flows

The following is a discussion of cash flow activities at December 31:

Dollars in Millions	**2010**	2009	2008
Cash flow provided by/(used in):			
Operating activities	**$ 4,491**	$ 4,065	$ 3,707
Investing activities	**(3,812)**	(4,380)	5,079
Financing activities	**(3,343)**	(17)	(2,582)

<u>Operating Activities</u>

Cash flows from operating activities represent the cash receipts and cash disbursements related to all of our activities other than investing activities and financing activities. Operating cash flow is derived by adjusting net earnings for:

- Noncontrolling interest;
- Non-cash operating items such as depreciation and amortization, impairment charges and stock-based compensation charges;
- Gains and losses attributed to investing and financing activities such as gains and losses on the sale of product lines and businesses; and
- Changes in operating assets and liabilities which reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in results of operations.

The net impact of the changes in operating assets and liabilities aggregated to a net cash outflow of $166 million in 2010 and cash inflows of $42 million in 2009 and $117 million in 2008. These items included the impact of changes in receivables, inventories, deferred income, accounts payable, income taxes receivable/payable and other operating assets and liabilities which are discussed in more detail below.

We continue to maximize our operating cash flows with our working capital initiatives designed to improve working capital items that are most directly affected by changes in sales volume, such as receivables, inventories and accounts payable. Those improvements are being driven by several actions including non-recourse factoring of non-US trade receivables, revised contractual payment terms with customers and vendors, enhanced collection processes and various supply chain initiatives designed to optimize inventory levels. Progress in this area is monitored each period and is a component of our annual incentive plan. The following summarizes certain working capital components expressed as a percentage of trailing twelve months' net sales.

Dollars in Millions	December 31, 2010	% of Trailing Twelve Month Net Sales	December 31, 2009	% of Trailing Twelve Month Net Sales
Net trade receivables	**$ 1,985**	10.2%	$ 1,897	10.1%
Inventories	**1,204**	6.2%	1,413	7.5%
Accounts payable	**(1,983)**	(10.2)%	(1,711)	(9.1)%
Total	**$ 1,206**	6.2%	$ 1,599	8.5%

During 2010, changes in operating assets and liabilities aggregated to a net cash outflow of $166 million including:

- Cash outflows from receivables ($270 million) which are primarily attributed to increased sales;
- Cash outflows from other operating assets and liabilities ($248 million) primarily related to pension funding in excess of current year expense ($370 million), partially offset by increased rebate and sales returns ($238 million) primarily due to the increase in Medicaid rebates which was effective January 1, 2010 and agencies' administrative delays in payments to managed care organizations;
- Cash inflows from accounts payables ($315 million) which are primarily attributed to the timing of vendor and alliance payments; and
- Cash inflows from inventories ($156 million) primarily related to the work down of inventory balances.

In 2009, changes in operating assets and liabilities aggregated to a net cash inflow of $42 million including:

- Cash inflows from accounts payable ($472 million) primarily attributed to the timing of payments to vendors and alliances, as well as the impact of the working capital initiative discussed above;
- Cash inflows from receivables ($227 million) primarily attributed to additional factoring of non-U.S. trade receivables in Japan and Spain;
- Cash inflows from deferred income ($135 million) mainly due to the milestone payments received from Pfizer ($150 million) and AstraZeneca ($150 million), partially offset by amortization; and
- Cash outflows from other operating assets and liabilities ($932 million) primarily related to pension funding in excess of current year expense ($532 million), and a payment to Otsuka which is amortized as a reduction of net sales through the extension period ($400 million).

In 2008, changes in operating assets aggregated to a net cash inflow of $117 million including:

- Cash inflows from income tax payable/receivable ($371 million) which includes the impact of the receipt of a $432 million tax refund, including interest, related to a prior year foreign tax credit carryback claim;
- Cash inflows from accounts payables ($253 million) which are primarily attributed to the timing of vendor and alliance payments;
- Cash inflows from inventory ($130 million) which is primarily attributed to the utilization of inventories which were built up in the prior year for new product launches and strategic builds for existing products launches including for new indications of Abilify;
- Cash inflows from deferred income ($61 million) which are primarily due to receipt of upfront licensing and milestone payments from alliance partners;
- Cash outflows from accounts receivables ($360 million) which are attributed to increased sales; and
- Cash outflows from other operating assets and liabilities ($338 million) which are primarily due to net litigation related payments ($190 million) attributed to the settlement of certain pricing and sales litigation accrued in prior periods; pension funding in excess of current year expense ($120 million); and increase in non-current inventory ($112 million).

Investing Activities

Net cash used in investing activities was $3.8 billion in 2010 including:

- Net purchases of marketable securities ($2.6 billion);
- Purchase of ZymoGenetics, Inc. ($829 million); and
- Capital expenditures ($424 million).

Net cash used in investing activities was $4.4 billion in 2009 including:

- Acquisition of Medarex ($2.2 billion), net of cash acquired ($53 million);
- Net purchases of marketable securities ($1.4 billion);
- Capital expenditures ($730 million);
- Mead Johnson cash included in split-off ($561 million); and
- Proceeds from the sale of businesses and other investments, including businesses within the Asia-Pacific region ($310 million) and Australia ($61 million); and proceeds from the sale of Genmab and Celldex securities ($42 million).

Net cash provided by investing activities was $5.1 billion in 2008 including:

- Proceeds from the divestiture of ConvaTec ($4.1 billion) and Medical Imaging ($483 million);
- Proceeds from the tendering of our shares in ImClone ($1.0 billion);
- Proceeds from the sale and leaseback of the Paris, France facility ($227 million);
- Proceeds from the sale of businesses, including mature brands business in Egypt ($209 million);
- Capital expenditures ($941 million) which included expenditures associated with the construction of our biologic facility in Devens, Massachusetts; and
- Acquisition of Kosan ($191 million).

Financing Activities

Net cash used in financing activities was $3.3 billion in 2010 including:

- Dividend payments ($2.2 billion);
- Debt repurchase by means of a tender offer ($855 million); and
- Common stock repurchase ($576 million);
- Net proceeds from the exercise of stock options ($252 million); and
- Net proceeds from the termination of interest rate swap agreements ($146 million).

Net cash used in financing activities was $17 million in 2009 including:

- Dividend payments ($2.5 billion);
- Repayment of Mead Johnson revolving credit facility ($80 million) and the early extinguishment of certain debt securities ($132 million);
- Net proceeds from the issuance of Mead Johnson Notes ($1.5 billion) and revolving credit facility ($200 million);
- Net proceeds from the Mead Johnson IPO ($782 million);
- Net proceeds from the termination of interest rate swap agreements ($194 million); and
- Net proceeds from the exercise of stock options ($45 million).

Net cash used in financing activities was $2.6 billion in 2008 including:

- Dividend payments ($2.5 billion);
- Redemption of Floating Rate Convertible Senior Debentures due 2023 ($1.2 billion);
- Repayment of 4.00% Notes due August 2008 ($400 million) and 1.10% Yen Notes due 2008 ($117 million);
- Repurchase of some of our Notes ($228 million);
- Net proceeds from the issuance of 5.45% Notes due 2018 ($600 million) and 6.125% Notes due 2038 ($1.0 billion);
- Net proceeds from the termination of interest rate swap agreements ($211 million); and
- Net proceeds from stock option exercises in 2008 ($5 million) reflects the exercise of fewer stock options in 2008 due to the decrease in the average stock price when compared to the prior periods.

Dividends declared per common share were $1.29 for 2010, $1.25 for 2009 and $1.24 for 2008. In December 2010, we declared a quarterly dividend of $0.33 per common share and expect to pay a dividend for the full year of 2011 of $1.32 per share. The decrease in total dividends, despite the per share increase, is primarily attributed to the 269 million share reduction from the Mead Johnson split-off. Dividend decisions are made on a quarterly basis by our Board of Directors.

Contractual Obligations

Payments due by period for our contractual obligations at December 31, 2010 were as follows:

			Obligations Expiring by Period				
Dollars in Millions	Total	2011	2012	2013	2014	2015	Later Years
Short-term borrowings	$ 117	$ 117	$ —	$ —	$ —	$ —	$ —
Long-term debt	4,749	—	—	597	—	—	4,152
Interest on long-term debt[(a)]	4,860	155	177	202	205	226	3,895
Operating leases	661	123	113	101	89	77	158
Purchase obligations	2,322	665	486	482	281	157	251
Uncertain tax positions[(b)]	50	50	—	—	—	—	—
Other long-term liabilities	370	—	36	63	41	35	195
Total[(c)]	$13,129	$ 1,110	$ 812	$ 1,445	$ 616	$ 495	$ 8,651

(a) Includes estimated future interest payments on our short-term and long-term debt securities. Also includes accrued interest payable recognized on our consolidated balance sheets, which consists primarily of the accrual of interest on short-term and long-term debt as well as the accrual of periodic cash settlements of derivatives, netted by counterparty.

(b) Due to the uncertainty related to the timing of the reversal of uncertain tax positions, only the short-term uncertain tax benefits have been provided in the table above. See Note 10 "Income Taxes" for further detail.

(c) The table above excludes future contributions by us to our pensions, postretirement and postemployment benefit plans. Required contributions are contingent upon numerous factors including minimum regulatory funding requirements and the funded status of each plan. Due to the uncertainty of such future obligations, they are excluded from the table. Contributions for both U.S. and international plans are expected to be up to $420 million in 2011. See Note 21 "Pension, Postretirement and Postemployment Liabilities" for further detail.

In addition to the above, we are committed to approximately $5.4 billion (in the aggregate) of potential future research and development milestone payments to third parties as part of in-licensing and development programs. Early stage milestones, defined as milestones achieved through Phase III clinical trials, comprised $1.0 billion of the total committed amount. Late stage milestones, defined as milestones achieved post Phase III clinical trials, comprised $4.4 billion of the total committed amount. Payments under these agreements generally are due and payable only upon achievement of certain developmental and regulatory milestones, for which the specific timing cannot be predicted. In addition to certain royalty obligations that are calculated as a percentage of net sales, some of these agreements also provide for sales-based milestones that aggregate to approximately $1.5 billion that we would be obligated to pay to alliance partners upon achievement of certain sales levels.

For a discussion of contractual obligations, see Note 21 "Pension, Postretirement and Postemployment Liabilities," Note 23 "Short-Term Borrowings and Long-Term Debt," Note 24 "Financial Instruments" and Note 25 "Leases."

SEC Consent Order

As previously disclosed, on August 4, 2004, we entered into a final settlement with the SEC, concluding an investigation concerning certain wholesaler inventory and accounting matters. The settlement was reached through a Consent, a copy of which was attached as Exhibit 10 to our quarterly report on Form 10-Q for the period ended September 30, 2004.

Under the terms of the Consent, we agreed, subject to certain defined exceptions, to limit sales of all products sold to our direct customers (including wholesalers, distributors, hospitals, retail outlets, pharmacies and government purchasers) based on expected demand or on amounts that do not exceed approximately one month of inventory on hand, without making a timely public disclosure of any change in practice. We also agreed in the Consent to certain measures that we have implemented including: (a) establishing a formal review and certification process of our annual and quarterly reports filed with the SEC; (b) establishing a business risk and disclosure group; (c) retaining an outside consultant to comprehensively study and help re-engineer our accounting and financial reporting processes; (d) publicly disclosing any sales incentives offered to direct customers for the purpose of inducing them to purchase products in excess of expected demand; and (e) ensuring that our budget process gives appropriate weight to inputs that come from the bottom to the top, and not just from the top to the bottom, and adequately documenting that process.

We have established a company-wide policy to limit our sales to direct customers for the purpose of complying with the Consent. This policy includes the adoption of various procedures to monitor and limit sales to direct customers in accordance with the terms of the Consent. These procedures include a governance process to escalate to appropriate management levels potential questions or concerns regarding compliance with the policy and timely resolution of such questions or concerns. In addition, compliance with the policy is monitored on a regular basis.

We maintain inventory management agreements (IMAs) with our U.S. pharmaceutical wholesalers, which account for nearly 100% of total gross sales of U.S. biopharmaceuticals products. Under the current terms of the IMAs, our wholesaler customers provide us with weekly information with respect to months on hand product-level inventories and the amount of out-movement of products. The three largest wholesalers currently account for approximately 90% of total gross sales of U.S. BioPharmaceuticals products. The inventory information received from our wholesalers, together with our internal information, is used to estimate months on hand product level inventories at these wholesalers. We estimate months on hand product inventory levels for our U.S. BioPharmaceuticals business's wholesaler customers other than the three largest wholesalers by extrapolating from the months on hand calculated for the three largest wholesalers. In contrast, for our biopharmaceuticals business outside of the U.S., we have significantly more direct customers, limited information on direct customer product level inventory and corresponding out-movement information and the reliability of third-party demand information, where available, varies widely. Accordingly, we rely on a variety of methods to estimate months on hand product level inventories for these business units.

We believe the above-described procedures provide a reasonable basis to ensure compliance with the Consent.

Recently Issued Accounting Standards

See Note 1 "Accounting Policies" for discussion of the impact related to recently issued accounting standards.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted in the U.S. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and contingent liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Our critical accounting policies are those that are both most important to our financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. New discounts under the 2010 U.S. healthcare reform law, such as the Medicare coverage gap, managed Medicaid and expansion of the Public Health Service 340B program require additional assumptions due to the lack of historical claims experience. In addition, the new pharmaceutical company fee estimate is subject to external data as well as a calculation based on the Company's relative share of industry results. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may vary from these estimates. These accounting policies were discussed with the Audit Committee of the Board of Directors.

Revenue Recognition

Our accounting policy for revenue recognition has a substantial impact on reported results and relies on certain estimates that require difficult, subjective and complex judgments on the part of management. We recognize revenue when title and substantially all the risks and rewards of ownership have transferred to the customer, which generally occurs on the date of shipment (net of the gross-to-net sales adjustments discussed below, all of which involve significant estimates and judgments).

For discussions on revenue recognition, see Note 1 "Accounting Policies—Revenue Recognition" and "—Sales Rebate and Return Accruals."

Gross-to-Net Sales Adjustments

We have the following significant categories of gross-to-net sales adjustments: charge-backs, managed healthcare rebates and other contractual discounts, Medicaid rebates, cash discounts, sales returns and other adjustments, all of which involve significant estimates and judgments and require us to use information from external sources. See "—Net Sales" above for a reconciliation of our gross sales to net sales by each significant category of gross-to-net sales adjustment.

Charge-backs related to government programs

Our U.S. businesses participate in programs with government entities, the most significant of which are the U.S. Department of Defense and the U.S. Department of Veterans Affairs, and other parties, including covered entities under the 340B Drug Pricing Program, whereby pricing on products is extended below wholesaler list price to participating entities. These entities purchase products through wholesalers at the lower program price and the wholesalers then charge us the difference between their acquisition cost and the lower program price. We account for these charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of these charge-backs primarily based on historical experience regarding these programs' charge-backs and current contract prices under the programs. We consider chargeback payments, levels of inventory in the distribution channel, and our claim processing time lag and adjust the reduction to accounts receivable periodically throughout each quarter to reflect actual experience.

Cash discounts

In the U.S. and certain other countries, we offer cash discounts, generally approximating 2% of the sales price, as an incentive for prompt payment. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance and adjust the accrual to reflect actual experience.

Managed healthcare rebates and other contract discounts

We offer rebates and discounts to managed healthcare organizations in the U.S. which manage prescription drug programs and Medicare Advantage prescription drug plans covering the Medicare Part D drug benefit in addition to their commercial plans, as well as globally to other contract counterparties such as hospitals and group purchasing organizations. Beginning in 2011, the rebates for the Medicare Part D program will include a 50% discount on the Company's brand-name drugs to patients who fall within the Medicare Part D coverage gap. In addition, we accrue rebates under U.S. Department of Defense TRICARE Retail Pharmacy Refund Program. We account for managed healthcare rebates and other contract discounts by establishing an accrual in an amount equal to our estimate of managed healthcare rebates and other contractual discounts attributable to a sale. We determine our estimate of the managed healthcare rebates and other contractual discounts accrual primarily based on historical experience regarding these rebates and discounts and current contract prices. We consider the sales performance of products subject to managed healthcare rebates and other contract discounts and levels of inventory in the distribution channel and adjust the accrual periodically throughout each quarter to reflect actual experience.

Medicaid rebates

Our U.S. businesses participate in state government Medicaid programs as well as certain other qualifying Federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these latter programs are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. Retroactive to January 1, 2010, minimum rebates on Medicaid drug sales increased from 15.1% to 23.1%. Medicaid rebates have also been extended to drugs used in risk-based Medicaid managed care plans beginning in March 2010. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, as well as any expansion on a prospective basis of our participation in the non-mandatory aspects of the qualifying Federal and state government programs, legal interpretations of applicable laws related to Medicaid and qualifying Federal and state government programs, and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjust the accrual periodically throughout each quarter to reflect actual experience.

Sales returns

We account for sales returns by establishing an accrual in an amount equal to our estimate of sales recognized for which the related products are expected to be returned. For returns of established products, we determine our estimate of the sales return accrual primarily based on historical experience regarding sales returns, but also consider other factors that could impact sales returns. These factors include levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products, introductions of generic products, introductions of competitive new products and instances of expected precipitous declines in demand such as following the loss of exclusivity. We consider all of these factors and adjust the accrual periodically throughout each quarter to reflect actual experience.

In the event of a product recall or product discontinuance, we consider the reasons for and impact of such actions and adjust the sales return accrual as appropriate, taking into account historical experience, estimated levels of inventory in the distribution channel and, for product discontinuances, estimates of continuing demand.

Sales returns accruals from new products are estimated and primarily based on the historical sales returns experience of similar products, such as those within the same line of product or those within the same or similar therapeutic category. In limited circumstances, where the new product is not an extension of an existing line of product or where we have no historical experience with products in a similar therapeutic category, such that we cannot reliably estimate expected returns of the new product, we defer recognition of revenue until the right of return no longer exists or until we have developed sufficient historical experience to estimate sales returns. We also consider the shelf life of new products and determine whether an adjustment to the sales return accrual is appropriate. The shelf life in connection with new products tends to be shorter than the shelf life for more established products because we may still be developing an optimal manufacturing process for the new product that would lengthen its shelf life. In addition, higher launch quantities may have been manufactured in advance of the launch date to ensure sufficient supply exists to satisfy market demand. In those cases, we assess the reduced shelf life, together with estimated levels of inventory in the distribution channel and projected demand, and determine whether an adjustment to the sales return accrual is appropriate.

Pharmaceutical Company Fee (Pharma Fee)

Beginning in 2011, we will pay an annual non-tax-deductible fee to the federal government based on an allocation of our market share of branded prior year sales to certain government programs including Medicare, Medicaid, Department of Veterans Affairs, Department of Defense and TRICARE. The 2011 Pharma fee amount will not be finalized until 2012 and preliminary funding in 2011 will be based on information that is on a one-year lag. The Pharma fee is calculated based on market data of the Company as well as other industry participants for which the Company does not have full visibility. This fee will be classified for financial reporting purposes as an operating expense.

Other adjustments

In addition to the gross-to-net sales adjustments described above, we make other gross-to-net sales adjustments. For example, we offer sales discounts, most significantly in non-U.S. businesses, and also offer consumer coupons and rebates in our U.S. business. In addition, in a number of countries outside the U.S., including certain major European countries, we provide rebates to government entities. We generally account for these other gross-to-net sales adjustments by establishing an accrual in an amount equal to our estimate of the adjustments attributable to a sale. We generally determine our estimates of the accruals for these other gross-to-net sales adjustments primarily based on historical experience, performance on commitments to government entities and other relevant factors, including estimated levels of inventory in the distribution channel, and adjust the accruals periodically throughout each quarter to reflect actual experience.

Use of information from external sources

We use information from external sources to estimate gross-to-net sales adjustments. Our estimate of inventory at the wholesalers are based on the projected prescription demand-based sales for our products and historical inventory experience, as well as our analysis of third-party information, including written and oral information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers and third-party market research data, and our internal information. The inventory information received from wholesalers is a product of their recordkeeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals.

Effective January 1, 2009, we changed our service provider for U.S. prescription data to WK, a supplier of market research audit data to the pharmaceutical industry, to project the prescription demand-based sales for many U.S. biopharmaceutical products. Prior to 2009, we used prescription data based on the Next-Generation Prescription Service Version 2.0 of the National Prescription Audit provided by IMS.

We have also continued the practice of combining retail and mail prescription volume on a retail-equivalent basis. We use this methodology for internal demand forecasts. We also use information from external sources to identify prescription trends, patient demand and average selling prices. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive third-party information.

Retirement Benefits

Our pension plans and postretirement benefit plans are accounted for using actuarial valuations. Our key assumptions used in calculating the cost of pension benefits are the discount rate and the expected long-term rate of return on plan assets. In consultation with our actuaries, we evaluate and select these key assumptions and others used in calculating the cost of pension benefits, such as salary growth, retirement, turnover, healthcare trends and mortality rates, based on expectations or actual experience, as appropriate, and determine such assumptions during each remeasurement date including December 31 of each year to calculate liability information as of that date and pension expense for the following year. Depending on the assumptions used, the pension expense could vary within a range of outcomes and have a material effect on reported earnings, projected benefit obligations and future cash funding. Actual results in any given year may differ from those estimated because of economic and other factors.

In determining the discount rate, we use the yield on high quality corporate bonds that coincides with the cash flows of the plans' estimated payouts. The Citigroup Pension Discount curve is used in determining the discount rate for the U.S. plans. The U.S.

plans' pension expense for 2010 was determined using a 5.74% weighted-average discount rate. The present value of benefit obligations at December 31, 2010 for the U.S. plans was determined using a 5.25% discount rate. If the discount rate used in determining the U.S. plans' pension expense for 2010 had been reduced by 1%, such expense would have increased by approximately $2 million. If the assumed discount rate used in determining the projected benefit obligation at December 31, 2010 had been reduced by 1%, the projected benefit obligation would have increased by approximately $700 million.

In determining the expected long-term rate of return on plan assets, we estimate returns for individual asset classes with input from external advisors. We also consider long-term historical returns including actual performance compared to benchmarks for similar investments. The U.S. plans' pension expense for 2010 was determined using an 8.75% expected long-term rate of return on plan assets. If the expected long-term rate of return on plan assets used in determining the U.S. plans' pension expense for 2010 had been reduced by 1%, such expense would have increased by $40 million. For a more detailed discussion on retirement benefits, see Note 21 "Pension, Postretirement and Postemployment Liabilities."

Business Combinations

The consolidated financial statements reflect an acquired business after the completion of an acquisition. Assets acquired and liabilities assumed are recognized at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recognized as goodwill.

When determining the fair value of intangible assets, including IPRD, we typically use the "income method." This method starts with a forecast of all of the expected future net cash flows which are risk adjusted based on estimated probabilities of technical and regulatory success. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the amount and timing of projected costs to develop the IPRD into commercially viable products; the discount rate selected to measure the risks inherent in the future cash flows; the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry, as well as expected changes in standards of practice for indications addressed by the asset.

For specific intangible assets the following approaches are utilized:

- IPRD is valued from a market participant view. For those values where we have a pre-existing relationship with the acquiree, we consider the terms of the respective collaboration arrangement including cost and profit sharing splits. The project's unit of account is typically a global view and would consider all potential jurisdictions and indications. As of January 1, 2009, acquired IPRD projects are initially capitalized and considered indefinite-lived assets subject to annual impairment reviews or more often upon the occurrence of certain events. For those compounds that reach commercialization, the assets are amortized over the expected useful lives. Prior to January 1, 2009, amounts allocated to acquired IPRD were expensed at the date of acquisition.
- Technology related to specific platforms is valued based upon the expected annual number of antibodies achieving an early candidate nomination status.
- Technology for commercial products is valued utilizing the multi-period excess-earnings method of the income approach under the premise that the value of the intangible asset is equal to the present value of the after-tax cash flows solely attributed to the intangible asset.
- Licenses are valued utilizing a discounted cash flow method utilizing estimates of future risk-adjusted milestone and royalty payments projected to be earned over the respective products estimated economic term.

For compounds under development, significant delays in obtaining marketing approval or the inability to bring the respective product to market could result in the related intangible assets to be partially or fully impaired. For commercialized products, the inability to meet sales forecasts could result in the related intangible assets to be partially or fully impaired.

Determining the useful life of an intangible asset is based upon the period over which it is expected to contribute to future cash flows. All pertinent matters associated with the asset and the environment for which it operates are considered, including, legal, regulatory or contractual provisions as well as the effects of any obsolescence, demand, competition, and other economic factors. The amortization periods of intangible assets typically are as follows:

IPRD – Upon commercialization, over the patent life of respective product
Licenses – Over the term of the respective license arrangement
Technology – Over the estimated life of technology

ZymoGenetics, Inc. Acquisition

On October 12, 2010, we acquired ZymoGenetics, Inc. for an aggregate purchase price of $885 million, or $829 million net of cash acquired. See Note 5 "Acquisitions." The estimated fair value of identifiable intangible assets was $678 million and included:

- $448 million to IPRD projects of which $310 million was assigned to pegylated-interferon lambda currently in Phase IIb development for the treatment of Hepatitis C, $33 million assigned to a Phase II product, $105 million to licenses attributed to five products under various stages of development. Ultimate realization of the IPRD projects will depend upon successful regulatory approvals, if received, and market factors relevant to a typical biopharmaceutical product.
- $230 million to technology associated with *Recothrom*, a wholly-owned, commercialized product that has been developed and marketed for use as a topical hemostat to control moderate bleeding during surgical procedures, which is being amortized over a 10 year life.

The projected cash flows utilized in the valuation assumed initial positive cash flows to commence shortly after the receipt of expected regulatory approvals, subject to trial results among other things, which, we estimated will not occur for a number of years. The projected cash flows were discounted at 12%. Actual cash flows attributed to the project are likely to be different than those assumed.

Medarex, Inc. Acquisition

On September 1, 2009, we acquired the remaining outstanding shares of Medarex not already owned by us for approximately $2.3 billion. See Note 5 "Acquisitions." The estimated fair value of identifiable intangible assets was $1.9 billion and included:

- $1.5 billion to IPRD of which $1.0 billion was assigned to *Yervoy* which is a fully human antibody currently in Phase III development for the treatment of metastatic melanoma. In 2010, the FDA accepted for filing and review the Biologics License Application for *Yervoy* in pre-treated advanced melanoma with a stated action date of March 26, 2011. There is also an ongoing *Yervoy* Phase II study in lung cancer as well as Phase III studies in adjuvant melanoma and hormone-refractory prostate cancer. Ultimate realization of *Yervoy*'s asset value will depend upon successful regulatory approvals, if received, and market factors of a typical biopharmaceutical product.

  The remaining IPRD was assigned to four other projects that were in Phase II development and 13 other projects at various stages of development that were generated from Medarex technology and are being developed through licensing partners that may generate milestone payments and royalties upon commercialization.
- $120 million to technologies attributed to technology platforms that produce high affinity, fully human antibodies for use in a broad range of therapeutic areas, including immunology and oncology. Developed technology will be amortized over the expected useful lives 10 years.
- $315 million to licenses attributed to three separate license arrangements that have received regulatory approval. Licenses will be amortized over the expected useful lives of 13 years.

The projected cash flows assumed initial positive cash flows to commence shortly after the receipt of expected regulatory approvals, subject to trial results among other things, which, if approved, could potentially be as early as 2011 or 2012. The projected cash flows were discounted at 12%. Actual cash flows attributed to the project are likely to be different than assumed.

Impairment

Goodwill

Goodwill is tested at least annually for impairment using a two-step process. The first step is to identify a potential impairment, and the second step measures the amount of the impairment loss, if any. Goodwill is considered impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. The BioPharmaceutical segment includes several separate reporting units based on geography which were aggregated for impairment testing purposes. Based upon our most recent annual impairment test completed during the first quarter of 2010, the fair value of goodwill is substantially in excess of the related carrying value.

For discussion on goodwill, acquired in-process research and development and other intangible assets, see Note 1 "Accounting Policies—Goodwill, Acquired In-Process Research and Development and Other Intangible Assets."

Indefinite-Lived Intangible Assets, including IPRD

Indefinite-lived intangible assets not subject to amortization are tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. We consider various factors including the stage of development, current legal and regulatory environment and the competitive landscape. Considering the industry's success rate of bringing developmental compounds to market, IPRD impairment charges may occur in future periods. In 2010, we recognized a $10 million charge related to a Medarex project that we ceased development on.

Long-Lived Assets

We periodically evaluate whether current facts or circumstances indicate that the carrying value of our depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. An estimate of the asset's fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. We report an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

The estimates of future cash flows are based on reasonable and supportable assumptions and projections requiring judgment. Changes in key assumptions about our businesses and their prospects, or changes in market conditions, could result in impairment charges.

Impairment charges of long-lived assets were $228 million in 2010, $3 million in 2009 and $63 million in 2008. For discussion on impairment of long-lived assets, see Note 1 "Accounting Policies—Impairment of Long-Lived Assets." During 2010, a $200 million asset impairment charge was recognized in connection with the write-down of assets to fair value less cost to sell when the manufacturing operations in Latina, Italy met the held for sale criteria. An additional $18 million charge was recognized when the operations were sold. See Note 4 "Restructuring" for additional information. A manufacturing operation was also evaluated for impairment as a result of lower sales forecasts. The facility is being depreciated over its expected useful life and has a net carrying value of approximately $300 million at December 31, 2010. The anticipated undiscounted cash flows attributed to the facility exceeds the net carrying value by a significant amount and as a result, no impairment was recognized during 2010. The expected cash flows were estimated based on current sales forecasts. These expectations are subject to change based upon the near and long term production volumes and margins generated by this facility as well as any potential alternative future use which may lead to a future impairment.

Marketable Securities and Investments in Other Companies

Our marketable securities are classified as "available for sale" and therefore reported at fair value with changes in fair value reported as accumulated other comprehensive income. Declines in fair value considered other than temporary are charged to earnings. Fair value is determined based on observable market quotes or valuation models using assessments of counterparty credit worthiness, credit default risk or underlying security and overall capital market liquidity. When determining if a security is other-than-temporarily impaired we typically consider the severity and duration of the decline, future prospects of the issuer and our ability and intent to hold the security to recovery. Declines in fair value determined to be credit related are charged to earnings. Transfers between fair value levels are recognized at the beginning of the reporting period. An average cost method is used in determining realized gains and losses on the sale of "available for sale" securities. Realized gains and losses are included in other (income)/expense.

For level 3 investments, including FRS and ARS, we utilize valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The valuation is subject to uncertainties that are difficult to predict and utilize a considerable amount of judgment and estimation. Factors that may impact our valuation include changes to credit ratings of the securities as well as to the underlying assets supporting those securities, rates of default of the underlying assets, underlying collateral value, discount rates, counterparty risk and ongoing strength and quality of market credit and liquidity.

For discussions on current and non-current marketable securities, FRS and ARS, see Note 11 "Fair Value Measurement" and Note 12 "Cash, Cash Equivalents and Marketable Securities."

We account for 50% or less owned companies over which we have the ability to exercise significant influence using the equity method of accounting. Our share of net income or losses of equity investments is included in equity in net income of affiliates in the consolidated statements of earnings. For investments whose fair market value falls below its carrying value we assess if the decline is other than temporary and consider our intent and ability to hold investments, the market price and market price fluctuations of the investment's publicly traded shares and inability of the investee to sustain an earnings capacity. Impairment losses are recognized in other (income)/expense when a decline in market value is deemed to be other than temporary.

Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, product and environmental liability, and tax matters. We recognize accruals for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. These estimates are subject to uncertainties that are difficult to predict and, as such, actual results could vary from these estimates.

For discussions on contingencies, see Note 1 "Accounting Policies—Contingencies," Note 10 "Income Taxes" and Note 26 "Legal Proceedings and Contingencies."

Income Taxes

Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable income and the evaluation of tax planning initiatives. These judgments are subject to change. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. Our net deferred tax assets were $1.8 billion and $2.2 billion at December 31, 2010 and 2009, respectively, net of valuation allowances of $1.9 billion and $1.8 billion at December 31, 2010 and 2009, respectively.

We recognized deferred tax assets at December 31, 2010 related to a U.S. Federal net operating loss carryforward of $351 million and a U.S. Federal research and development tax credit carryforward of $243 million. The net operating loss carryforward expires in varying amounts beginning in 2022. The research and development tax credit carryforwards expire in varying amounts beginning in 2018. The realization of these carryforwards is dependent on generating sufficient domestic-sourced taxable income prior to their expiration. Although realization is not assured, we believe it is more likely than not that these deferred tax assets will be realized.

We do not provide for taxes on undistributed earnings of foreign subsidiaries that are expected to be reinvested permanently offshore. During 2010, the Company completed an internal restructuring of certain legal entities which contributed to a $207 million tax charge recognized in the fourth quarter of 2010. It is possible that U.S. tax authorities could assert additional material tax liabilities arising from the restructuring. If such assertion were to occur, the Company would vigorously challenge any such assertion and believes it would prevail; however there can be no assurance of such a result.

Prior to the Mead Johnson split-off the following transactions occurred: (i) an internal spin-off of Mead Johnson shares while still owned by us; (ii) conversion of Mead Johnson Class B shares to Class A shares; and; (iii) conversion of Mead Johnson & Company to a limited liability company. These transactions as well as the split-off of Mead Johnson through the exchange offer should qualify as tax-exempt transactions under the Internal Revenue Code based upon a private letter ruling received from the Internal Revenue Service related to the conversion of Mead Johnson Class B shares to Class A shares, and outside legal opinions. We have relied upon certain assumptions, representations and covenants by Mead Johnson regarding the future conduct of its business and other matters which could effect the tax treatment of the exchange. For example, the current tax law generally creates a presumption that the exchange would be taxable to us, if Mead Johnson or its shareholders were to engage in transactions that result in a 50% or greater change in its stock ownership during a four year period beginning two years before the exchange offer, unless it is established that the exchange offer were not part of a plan or series of related transactions to effect such a change in ownership. If the internal spin-off or exchange offer were determined not to qualify as a tax exempt transaction, we could be subject to tax as if the exchange was a taxable sale by us at market value.

In addition, we had a negative basis or excess loss account (ELA) in our investment in stock of Mead Johnson prior to these transactions. We received an opinion from outside legal counsel to the effect that it is more likely than not that we eliminated the ELA as part of these transactions and do not have taxable income with respect to the ELA. The tax law in this area is complex and it is possible that even if the internal spin-off and the exchange offer is tax exempt under the Internal Revenue Code, the IRS could assert that we have additional taxable income for the period with respect to the ELA. We could be exposed to additional taxes if this were to occur. Based upon our understanding of the Internal Revenue Code and opinion from outside legal counsel, a tax reserve of $244 million was established reducing the gain on disposal of Mead Johnson included in discontinued operations.

We agreed to certain tax related indemnities with Mead Johnson as set forth in the tax sharing agreement. For example, Mead Johnson has agreed to indemnify us for potential tax effects resulting from the breach of certain representations discussed above as well as certain transactions related to the acquisition of Mead Johnson's stock or assets. We have agreed to indemnify Mead Johnson for certain taxes related to its business prior to the completion of the IPO and created as part of the restructuring to facilitate the IPO.

We established liabilities for possible assessments by tax authorities resulting from known tax exposures including, but not limited to, transfer pricing matters, tax credits and deductibility of certain expenses. Such liabilities represent a reasonable provision for taxes ultimately expected to be paid and may need to be adjusted over time as more information becomes known.

For discussions on income taxes, see Note 1 "Accounting Policies—Income Taxes" and Note 10 "Income Taxes."

Special Note Regarding Forward-Looking Statements

This annual report and other written and oral statements we make from time to time contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "target", "may", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes to differ materially from current expectations. These statements are likely to relate to, among other things, our goals, plans and projections regarding our financial position, results of operations, cash flows, market position, product development, product approvals, sales efforts, expenses, performance or results of current and anticipated products and the outcome of contingencies such as legal proceedings and financial results, which are based on current expectations that involve inherent risks and uncertainties, including internal or external factors that could delay, divert or change any of them in the next several years. We have included important factors in the cautionary statements included in this annual report that we believe could cause actual results to differ materially from any forward-looking statement.

Although we believe we have been prudent in our plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk due to changes in currency exchange rates and interest rates. As a result, certain derivative financial instruments are used when available on a cost-effective basis to hedge our underlying economic exposure. Our primary net foreign currency translation exposures are the euro, Japanese yen, Canadian dollar, British pound, Australian dollar, Mexican peso and Chinese renminbi. Foreign currency forward contracts are used to manage these exposures. These instruments generally qualify for cash flow hedge accounting treatment and are managed on a consolidated basis to efficiently net exposures and thus take advantage of any natural offsets.

Derivative instruments are also used as part of our interest rate risk management strategy. The derivative instruments used are principally comprised of fixed-to-floating interest rate swaps, which generally qualify for fair-value hedge accounting treatment. In addition, all of our financial instruments, including derivatives, are subject to counterparty credit risk which we consider as part of the overall fair value measurement. Derivative financial instruments are not used for trading purposes.

Foreign Exchange Risk

A significant portion of our revenues, earnings and cash flow is exposed to changes in foreign currency rates. We use foreign currency forward contracts to manage foreign exchange risk that primarily arises from certain intercompany transactions and designate these derivative instruments as foreign currency cash flow hedges when appropriate. In addition, we are exposed to foreign exchange transaction risk that arises from non-functional currency denominated assets and liabilities and earnings denominated in non-U.S. dollar currencies. In order to manage these risks, we use foreign currency forward contracts to offset exposures to certain assets and liabilities and earnings denominated in certain foreign currencies. These foreign currency forward contracts are not designated as hedges and, therefore, changes in the fair value of these derivatives are recognized in earnings in other (income)/expense, as they occur.

We estimate that a 10% appreciation in the underlying currencies being hedged from their levels against the U.S. dollar at December 31, 2010, with all other variables held constant, would decrease the fair value of foreign exchange forward contracts held at December 31, 2010 by $145 million and, if realized, would effect earnings over the remaining life of the contracts.

We are also exposed to translation risk on non-U.S. dollar-denominated net assets. In order to manage this risk we use non-U.S. dollar borrowings to hedge the foreign currency exposures of our net investment in certain foreign affiliates. These non-U.S. dollar borrowings are designated as hedges of net investments. The effective portion of foreign exchange gains or losses on these hedges is recognized as part of the foreign currency translation component of accumulated OCI. For additional information, see Note 24 "Financial Instruments".

Interest Rate Risk

We use interest rate swaps as part of our interest rate risk management strategy. The interest rate swaps used are principally fixed-to-floating rate swaps, which are designated as fair-value hedges. The swaps are intended to provide us with an appropriate balance of fixed and floating rate debt. We estimate that an increase of 100 basis points in short-term or long-term interest rates would decrease the fair value of our interest rate swaps by $302 million, excluding the effects of counterparty credit risk and, if realized, would affect earnings over the remaining life of the swaps.

Our marketable securities are subject to changes in fair value as a result of interest rate fluctuations and other market factors. Our policy is to invest with highly rated institutions and we place limits on the amount and time to maturity of investments with any individual institution. We estimate that an increase of 100 basis points in interest rates in general would decrease the fair value of our debt security portfolio by approximately $55 million.

Credit Risk

We periodically sell non-U.S. trade receivables as a means to reduce collectability risk. Our sales agreements do not provide for recourse in the event of uncollectibility and we do not retain interest in the underlying asset once sold.

We monitor our investments with counterparties with the objective of minimizing concentrations of credit risk. Our investment policy places limits on the amount and time to maturity of investments with any individual counterparty. The policy also requires that investments are made primarily with highly rated corporate, financial, U.S. Government and government supported institutions.

The use of derivative instruments exposes us to credit risk. When the fair value of a derivative instrument contract is positive, we are exposed to credit risk if the counterparty fails to perform. When the fair value of a derivative instrument contract is negative, the counterparty is exposed to credit risk if we fail to perform our obligation. We are not required to post collateral when a derivative contract is in a liability position, and we do not require counterparties to post collateral for derivatives in an asset position to us. We seek to minimize the credit risk in derivative instruments by entering into transactions with reputable financial institutions. We have a policy of diversifying derivatives with counterparties to mitigate the overall risk of counterparty defaults. For additional information, see Note 11 "Fair Value Measurement," Note 12 "Cash, Cash Equivalents and Marketable Securities," Note 23 "Short-Term Borrowings and Long-Term Debt" and Note 24 "Financial Instruments."

CONSOLIDATED STATEMENTS OF EARNINGS

Dollars and Shares in Millions, Except Per Share Data

	Year Ended December 31,		
	2010	2009	2008
EARNINGS			
Net Sales	$ 19,484	$ 18,808	$ 17,715
Cost of products sold	5,277	5,140	5,316
Marketing, selling and administrative	3,686	3,946	4,140
Advertising and product promotion	977	1,136	1,181
Research and development	3,566	3,647	3,512
Acquired in-process research and development	—	—	32
Provision for restructuring	113	136	215
Litigation expense, net	(19)	132	33
Equity in net income of affiliates	(313)	(550)	(617)
Gain on sale of ImClone shares	—	—	(895)
Other (income)/expense	126	(381)	22
Total Expenses	13,413	13,206	12,939
Earnings from Continuing Operations Before Income Taxes	6,071	5,602	4,776
Provision for income taxes	1,558	1,182	1,090
Net Earnings from Continuing Operations	4,513	4,420	3,686
Discontinued Operations:			
Earnings, net of taxes	—	285	578
Gain on disposal, net of taxes	—	7,157	1,979
Net Earnings from Discontinued Operations	—	7,442	2,557
Net Earnings	4,513	11,862	6,243
Net Earnings Attributable to Noncontrolling Interest	1,411	1,250	996
Net Earnings Attributable to Bristol-Myers Squibb Company	$ 3,102	$ 10,612	$ 5,247
Amounts Attributable to Bristol-Myers Squibb Company:			
Net Earnings from Continuing Operations	$ 3,102	$ 3,239	$ 2,697
Net Earnings from Discontinued Operations	—	7,373	2,550
Net Earnings Attributable to Bristol-Myers Squibb Company	$ 3,102	$ 10,612	$ 5,247
Earnings per Common Share from Continuing Operations Attributable to Bristol-Myers Squibb Company:			
Basic	$ 1.80	$ 1.63	$ 1.36
Diluted	$ 1.79	$ 1.63	$ 1.35
Earnings per Common Share Attributable to Bristol-Myers Squibb Company:			
Basic	$ 1.80	$ 5.35	$ 2.64
Diluted	$ 1.79	$ 5.34	$ 2.62
Dividends declared per common share	$ 1.29	$ 1.25	$ 1.24

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND RETAINED EARNINGS

Dollars in Millions

	Year Ended December 31,		
	2010	2009	2008
COMPREHENSIVE INCOME			
Net Earnings	**$ 4,513**	$ 11,862	$ 6,243
Other Comprehensive Income/(Loss):			
Foreign currency translation	**37**	159	(123)
Foreign currency translation reclassified to net earnings due to business divestitures	**—**	(40)	(12)
Foreign currency translation on hedge of a net investment	**84**	(38)	36
Derivatives qualifying as cash flow hedges, net of taxes of $(3) in 2010, $9 in 2009 and $(3) in 2008	**15**	(19)	9
Derivatives qualifying as cash flow hedges reclassified to net earnings, net of taxes of $5 in 2010, $5 in 2009 and $(23) in 2008	**(5)**	(27)	42
Derivatives reclassified to net earnings due to business divestitures, net of taxes of $(1) in 2009	**—**	2	—
Pension and postretirement benefits, net of taxes of $66 in 2010, $41 in 2009 and $697 in 2008	**(88)**	(115)	(1,387)
Pension and postretirement benefits reclassified to net earnings, net of taxes of $(44) in 2010, $(49) in 2009 and $(50) in 2008	**83**	109	102
Pension and postretirement benefits reclassified to net earnings due to business divestitures, net of taxes of $(62) in 2009	**—**	106	—
Available for sale securities, net of taxes of $(3) in 2010, $(4) in 2009 and $0 in 2008	**44**	35	(106)
Available for sale securities reclassified to net earnings, net of taxes of $(3) in 2009 and $(6) in 2008	**—**	6	181
Total Other Comprehensive Income/(Loss)	**170**	178	(1,258)
Comprehensive Income	**4,683**	12,040	4,985
Comprehensive Income Attributable to Noncontrolling Interest	**1,411**	1,260	996
Comprehensive Income Attributable to Bristol-Myers Squibb Company	**$ 3,272**	$ 10,780	$ 3,989
RETAINED EARNINGS			
Retained Earnings at January 1	**$ 30,760**	$ 22,549	$ 19,762
Net Earnings Attributable to Bristol-Myers Squibb Company	**3,102**	10,612	5,247
Cash dividends declared	**(2,226)**	(2,401)	(2,460)
Retained Earnings at December 31	**$ 31,636**	$ 30,760	$ 22,549

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Dollars in Millions, Except Share and Per Share Data

	December 31, 2010	December 31, 2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ **5,033**	$ 7,683
Marketable securities	**2,268**	831
Receivables	**3,480**	3,164
Inventories	**1,204**	1,413
Deferred income taxes	**1,036**	611
Prepaid expenses	**252**	256
Total Current Assets	**13,273**	13,958
Property, plant and equipment	**4,664**	5,055
Goodwill	**5,233**	5,218
Other intangible assets	**3,370**	2,865
Deferred income taxes	**850**	1,636
Marketable securities	**2,681**	1,369
Other assets	**1,005**	907
Total Assets	$ **31,076**	$ 31,008
LIABILITIES		
Current Liabilities:		
Short-term borrowings	$ **117**	$ 231
Accounts payable	**1,983**	1,711
Accrued expenses	**2,740**	2,785
Deferred income	**402**	237
Accrued rebates and returns	**857**	622
U.S. and foreign income taxes payable	**65**	175
Dividends payable	**575**	552
Total Current Liabilities	**6,739**	6,313
Pension, postretirement and postemployment liabilities	**1,297**	1,658
Deferred income	**895**	949
U.S. and foreign income taxes payable	**755**	751
Other liabilities	**424**	422
Long-term debt	**5,328**	6,130
Total Liabilities	**15,438**	16,223
Commitments and contingencies (Note 26)		
EQUITY		
Bristol-Myers Squibb Company Shareholders' Equity:		
Preferred stock, $2 convertible series, par value $1 per share: Authorized 10 million shares; issued and outstanding 5,269 in 2010 and 5,515 in 2009, liquidation value of $50 per share	**—**	—
Common stock, par value of $0.10 per share: Authorized 4.5 billion shares; 2.2 billion issued in both 2010 and 2009	**220**	220
Capital in excess of par value of stock	**3,682**	3,768
Accumulated other comprehensive loss	**(2,371)**	(2,541)
Retained earnings	**31,636**	30,760
Less cost of treasury stock — 501 million common shares in 2010 and 491 million in 2009	**(17,454)**	(17,364)
Total Bristol-Myers Squibb Company Shareholders' Equity	**15,713**	14,843
Noncontrolling interest	**(75)**	(58)
Total Equity	**15,638**	14,785
Total Liabilities and Equity	$ **31,076**	$ 31,008

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in Millions

	Year Ended December 31,		
	2010	2009	2008
Cash Flows From Operating Activities:			
Net earnings	**$ 4,513**	$ 11,862	$ 6,243
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net earnings attributable to noncontrolling interest	**(1,411)**	(1,250)	(996)
Depreciation	**473**	469	562
Amortization	**271**	238	254
Deferred income tax expense	**422**	163	1,430
Stock-based compensation expense	**193**	183	181
Acquired in-process research and development	**—**	—	32
Impairment charges	**228**	—	349
Gain related to divestitures of discontinued operations	**—**	(7,275)	(3,412)
Gain on sale of ImClone shares	**—**	—	(895)
Other gains	**(32)**	(367)	(158)
Changes in operating assets and liabilities:			
Receivables	**(270)**	227	(360)
Inventories	**156**	82	130
Accounts payable	**315**	472	253
Deferred income	**117**	135	61
U.S. and foreign income taxes payable	**(236)**	58	371
Other	**(248)**	(932)	(338)
Net Cash Provided by Operating Activities	**4,491**	4,065	3,707
Cash Flows From Investing Activities:			
Proceeds from sale and maturities of marketable securities	**3,197**	2,075	560
Purchases of marketable securities	**(5,823)**	(3,489)	(422)
Additions to property, plant and equipment and capitalized software	**(424)**	(730)	(941)
Proceeds from sale of businesses, property, plant and equipment and other investments	**67**	557	309
Proceeds from divestitures of discontinued operations	**—**	—	4,530
Mead Johnson's cash at split-off	**—**	(561)	—
Purchase of businesses, net of cash acquired	**(829)**	(2,232)	(191)
Proceeds from sale of ImClone shares	**—**	—	1,007
Proceeds from sale and leaseback of properties	**—**	—	227
Net Cash (Used in)/Provided by Investing Activities	**(3,812)**	(4,380)	5,079
Cash Flows From Financing Activities:			
Short-term debt repayments	**(33)**	(26)	(1,688)
Long-term debt borrowings	**6**	1,683	1,580
Long-term debt repayments	**(936)**	(212)	(229)
Interest rate swap terminations	**146**	194	211
Issuances of common stock and excess tax benefits from share-based arrangements	**252**	45	5
Common stock repurchases	**(576)**	—	—
Dividends paid	**(2,202)**	(2,483)	(2,461)
Proceeds from Mead Johnson initial public offering	**—**	782	—
Net Cash Used in Financing Activities	**(3,343)**	(17)	(2,582)
Effect of Exchange Rates on Cash and Cash Equivalents	**14**	39	(29)
(Decrease)/Increase in Cash and Cash Equivalents	**(2,650)**	(293)	6,175
Cash and Cash Equivalents at Beginning of Year	**7,683**	7,976	1,801
Cash and Cash Equivalents at End of Year	**$ 5,033**	$ 7,683	$ 7,976

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements, prepared in conformity with United States (U.S.) generally accepted accounting principles (GAAP), include the accounts of Bristol-Myers Squibb Company (which may be referred to as Bristol-Myers Squibb, BMS, or the Company) and all of its controlled majority-owned subsidiaries. All intercompany balances and transactions have been eliminated. Material subsequent events are evaluated and disclosed through the report issuance date.

Codevelopment, cocommercialization and license arrangements are entered into with other parties for various therapeutic areas, with terms including upfront licensing and contingent payments. These arrangements are assessed to determine whether the terms give economic or other control over the entity, which may require consolidation of the entity. Entities that are consolidated because they are controlled by means other than a majority voting interest are referred to as variable interest entities. Arrangements with material variable interest entities, including those associated with these codevelopment, cocommercialization and license arrangements, were determined not to exist.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements requires the use of management estimates and assumptions that are based on complex judgments. The most significant assumptions are employed in estimates used in determining the fair value of intangible assets, restructuring charges and accruals, sales rebate and return accruals, including those related to U.S. health care reform, legal contingencies, tax assets and tax liabilities, stock-based compensation expense, pension and postretirement benefits (including the actuarial assumptions, see Note 21 "Pension, Postretirement and Postemployment Liabilities," fair value of financial instruments with no direct or observable market quotes, inventory obsolescence, potential impairment of long-lived assets, allowances for bad debt, as well as in estimates used in applying the revenue recognition policy. New discounts under the 2010 U.S. healthcare reform law, such as the Medicare coverage gap, managed Medicaid and expansion of the Public Health Service 340B program require additional assumptions due to the lack of historical claims experience. In addition, the new pharmaceutical company fee estimate is subject to external data as well as a calculation based on the Company's relative share of industry results. Actual results may differ from estimated results.

Revenue Recognition

Revenue is recognized when title and substantially all the risks and rewards of ownership have transferred to the customer, generally at time of shipment. However, certain sales made by non-U.S. businesses are recognized on the date of receipt by the purchaser. See Note 2 "Alliances and Collaborations" for further discussion of revenue recognition related to alliances. Revenues are reduced at the time of recognition to reflect expected returns that are estimated based on historical experience and business trends. Provisions are made at the time of revenue recognition for discounts, rebates and estimated sales allowances based on historical experience updated for changes in facts and circumstances, including the impact of new legislation such as healthcare reform, as appropriate. Such provisions are recognized as a reduction of revenue.

In limited circumstances, where a new product is not an extension of an existing line of product or no historical experience with products in a similar therapeutic category exists, revenue is deferred until the right of return no longer exists or sufficient historical experience to estimate sales returns is developed.

Sales Rebate and Return Accruals

Sales rebate and return accruals are established when the related revenue is recognized, resulting in a reduction to sales and the establishment of a liability. An accrual is recognized based on an estimate of the proportion of recognized revenue that will result in a rebate or return. Charge-back accruals related to government programs and cash discounts, which are established in a similar manner, are recognized as a reduction to accounts receivable.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

Cash and Cash Equivalents

Cash and cash equivalents consist of U.S. Treasury securities, government agency securities, bank deposits, time deposits and money market funds. Cash equivalents are primarily highly liquid investments with original maturities of three months or less at the time of purchase and are recognized at cost, which approximates fair value. Cash and cash equivalents maintained in foreign currencies was $607 million at December 31, 2010 and are subject to currency rate risk.

Marketable Securities and Investments in Other Companies

All marketable securities were classified as "available for sale" on the date of purchase and were reported at fair value at December 31, 2010 and 2009. Fair value is determined based on observable market quotes or valuation models using assessments of counterparty credit worthiness, credit default risk or underlying security and overall capital market liquidity. Declines in fair value considered other than temporary are charged to earnings and those considered temporary are reported as a component of accumulated other comprehensive income (OCI) in shareholders' equity. Declines in fair value determined to be credit related are charged to earnings. An average cost method is used in determining realized gains and losses on the sale of "available for sale" securities.

Investments in 50% or less owned companies for which the ability to exercise significant influence is maintained are accounted for using the equity method of accounting. The share of net income or losses of equity investments is included in equity in net income of affiliates in the consolidated statements of earnings. Equity investments are reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other than temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. This includes consideration of the intent and ability to hold investments, the market price and market price fluctuations of the investment's publicly traded shares, and inability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in market value is deemed to be other than temporary.

Inventory Valuation

Inventories are stated at the lower of average cost or market.

Property, Plant and Equipment and Depreciation

Expenditures for additions, renewals and improvements are capitalized at cost. Depreciation is generally computed on a straight-line method based on the estimated useful lives of the related assets. The estimated useful lives of the major classes of depreciable assets are as follows:

Buildings	20 – 50 years
Machinery, equipment and fixtures	3 – 20 years

Impairment of Long-Lived Assets

Current facts or circumstances are periodically evaluated to determine if the carrying value of depreciable assets to be held and used may not be recoverable. If such circumstances exist, an estimate of undiscounted future cash flows generated by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists at its lowest level of identifiable cash flows. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. An estimate of the asset's fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. Assets to be disposed of are reported at the lower of its carrying value or its estimated net realizable value.

Capitalized Software

Certain costs to obtain internal use software for significant systems projects are capitalized and amortized over the estimated useful life of the software. Costs to obtain software for projects that are not significant are expensed as incurred.

Business Combinations

An acquired business is included in the consolidated financial statements upon obtaining control of the acquired. Assets acquired and liabilities assumed are recognized at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recognized as goodwill. For business combinations entered into after January 1, 2009, legal costs, audit fees, business valuation costs, and all other business acquisition costs are expensed when incurred.

Goodwill, Acquired In-Process Research and Development and Other Intangible Assets

Goodwill is tested for impairment annually using a two-step process. The first step identifies a potential impairment, and the second step measures the amount of the impairment loss, if any. Goodwill is impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. The BioPharmaceuticals segment includes several separate reporting units based on geography which were aggregated for impairment testing purposes. The annual goodwill impairment assessment was completed in the first quarter of 2010 and subsequently monitored for potential impairment in the remaining quarters of 2010, none of which indicated an impairment of goodwill.

The fair value of in-process research and development (IPRD) acquired in a business combination is determined based on the present value of each research project's projected cash flows using an income approach. Future cash flows are predominately based on the net income forecast of each project, consistent with historical pricing, margins and expense levels of similar products. Revenues are estimated based on relevant market size and growth factors, expected industry trends, individual project life cycles and the life of each research project's underlying patent. In determining the fair value of each research project, expected revenues are first adjusted for technical risk of completion. The resulting cash flows are then discounted at a rate approximating the Company's weighted-average cost of capital.

IPRD acquired after January 1, 2009 is initially capitalized and considered indefinite-lived assets subject to annual impairment reviews or more often upon the occurrence of certain events. The review requires the determination of the fair value of the respective intangible assets. If the fair value of the intangible assets is less than its carrying value, an impairment loss is recognized for the difference. For those compounds that reach commercialization, the assets are amortized over the expected useful lives. Prior to January 1, 2009, amounts allocated to acquired IPRD were expensed at the date of acquisition.

Patents/trademarks, licenses and technology are amortized on a straight-line basis over their estimated useful lives and are considered impaired if their net carrying value exceeds their estimated fair value.

Restructuring

Restructuring charges are recognized as a result of actions to streamline operations and rationalize manufacturing facilities. Judgment is used when estimating the impact of restructuring plans, including future termination benefits and other exit costs to be incurred when the actions take place. Actual results could vary from these estimates.

Product Liability

Accruals for product liability are established on an undiscounted basis when it is probable that a liability was incurred and the amount of the liability can be reasonably estimated based on existing information. Accruals are adjusted periodically as assessment efforts progress or as additional information becomes available. Receivables for related insurance or other third-party recoveries for product liabilities are recognized on an undiscounted basis when it is probable that a recovery will be realized.

Contingencies

Loss contingencies from legal proceedings and claims may occur from a wide range of matters, including, government investigations, shareholder lawsuits, product and environmental liability, and tax matters. Accruals are recognized when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Gain contingencies are not recognized until realized.

Derivative Financial Instruments

Derivative financial instruments are used principally in the management of interest rate and foreign currency exposures and are not held or issued for trading purposes.

Derivative instruments are recognized at fair value. Changes in a derivative's fair value are recognized in earnings unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are reported in accumulated other comprehensive income (OCI) and subsequently recognized in earnings when the hedged item affects earnings. Cash flows are classified consistent with the underlying hedged item.

Derivatives are designated and assigned as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer probable to occur, a gain or loss is immediately recognized on the designated hedge in earnings.

Non-derivative instruments are also designated as hedges of net investments in foreign affiliates. These non-derivative instruments are mainly euro denominated long-term debt. The effective portion of the designated non-derivative instrument is recognized in the foreign currency translation section of OCI and the ineffective portion is recognized in earnings.

Shipping and Handling Costs

Shipping and handling costs are included in marketing, selling and administrative expenses and were $135 million in 2010, $208 million in 2009 and $262 million in 2008, of which $68 million in 2009 and $103 million in 2008 was included in discontinued operations.

Advertising and Product Promotion Costs

Advertising and product promotion costs are expensed as incurred.

Foreign Currency Translation

Foreign subsidiary earnings are translated into U.S. dollars using average exchange rates. The net assets of foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recognized in OCI. The net assets of subsidiaries in highly inflationary economies are remeasured as if the functional currency were the reporting currency. The remeasurement is recognized in earnings.

Research and Development

Research and development costs are expensed as incurred. Strategic alliances with third parties provide rights to develop, manufacture, market and/or sell pharmaceutical products, the rights to which are owned by the other party. Certain research and development payments to alliance partners are contingent upon the achievement of certain pre-determined criteria. Milestone payments achieved prior to regulatory approval of the product are expensed as research and development. Milestone payments made in connection with regulatory approvals are capitalized and amortized to cost of products sold over the remaining useful life of the asset. Capitalized milestone payments are tested for recoverability periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Research and development is recognized net of reimbursements in connection with collaboration agreements.

Upfront licensing and milestone receipts obtained during development are deferred and amortized over the estimated life of the product in other income. The amortization period of upfront licensing and milestone receipts for each new or materially modified arrangement after January 1, 2011 will be assessed and determined after considering the terms of such arrangements.

Recently Issued Accounting Standards

New accounting standards were adopted on January 1, 2010, none of which had an impact on the consolidated financial statements upon adoption. Among other items, these standards:

- Provide clarifying criteria in determining when a transferor has surrendered control over transferred financial assets and removed the concept of a qualifying special-purpose entity.

- Require an ongoing reassessment of the primary beneficiary in a variable interest entity; eliminate the quantitative approach previously required in determining the primary beneficiary; and provide guidance in determining the primary beneficiary as the entity that has both the power to direct the activities of a variable interest entity that most significantly impacts the entities economic performance and has the obligation to absorb losses or the right to receive benefits for events significant to the variable interest entity.

On January 1, 2011, a new revenue recognition standard will be adopted and applied to new or materially modified revenue arrangements with upfront licensing fees and contingent milestones relating to research or development deliverables. The guidance:

- Provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated and the consideration allocated;
- Eliminates the residual method of allocating revenue;
- Requires the allocation of consideration received in a bundled revenue arrangement among the separate deliverables by introducing an estimated selling price method for valuing the elements if vendor-specific objective evidence or third-party evidence of a selling price is not available; and
- Expands related disclosure requirements.

The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

Beginning in 2011, an annual non-tax-deductible fee will be paid to the federal government based on an allocation of the Company's market share of branded prior year sales to certain government programs including Medicare, Medicaid, Department of Veterans Affairs, Department of Defense and TRICARE. This fee will be classified as an operating expense.

Note 2 ALLIANCES AND COLLABORATIONS

sanofi

The Company has agreements with sanofi-aventis (sanofi) for the codevelopment and cocommercialization of Avapro/Avalide (irbesartan/irbesartan-hydrochlorothiazide), an angiotensin II receptor antagonist indicated for the treatment of hypertension and diabetic nephropathy, and Plavix (clopidogrel bisulfate), a platelet aggregation inhibitor. The worldwide alliance operates under the framework of two geographic territories; one in the Americas (principally the U.S., Canada, Puerto Rico and Latin American countries) and Australia and the other in Europe and Asia. Accordingly, two territory partnerships were formed to manage central expenses, such as marketing, research and development and royalties, and to supply finished product to the individual countries. In general, at the country level, agreements either to copromote (whereby a partnership was formed between the parties to sell each brand) or to comarket (whereby the parties operate and sell their brands independently of each other) are in place. The agreements expire on the later of (i) with respect to Plavix, 2013 and, with respect to Avapro/Avalide, 2012 in the Americas and Australia and 2013 in Europe and Asia, and (ii) the expiration of all patents and other exclusivity rights in the applicable territory.

The Company acts as the operating partner and owns a 50.1% majority controlling interest in the territory covering the Americas and Australia. Sanofi's ownership interest in this territory is 49.9%. As such, the Company consolidates all country partnership results for this territory and reflects sanofi's share of the results as a noncontrolling interest. The Company recognizes net sales in this territory and in comarketing countries outside this territory (e.g. Germany, Italy for irbesartan only, Spain and Greece). Discovery royalties owed to sanofi are included in cost of products sold. Cash flows from operating activities of the partnerships in the territory covering the Americas and Australia are included in other within operating activities in the Company's consolidated statements of cash flows. Distributions of partnership profits to sanofi and sanofi's funding of ongoing partnership operations occur on a routine basis and are also recognized in other within operating activities.

Sanofi acts as the operating partner and owns a 50.1% majority controlling interest in the territory covering Europe and Asia. The Company's ownership interest in this territory is 49.9% and is included in other assets. The Company does not consolidate the partnership entities in this territory but accounts for them under the equity method and reflects its share of the results in equity in net income of affiliates. The Company routinely receives distributions of profits and provides funding for the ongoing operations of the partnerships in the territory covering Europe and Asia, which are reflected as cash provided by operating activities.

The Company and sanofi have a separate partnership governing the copromotion of irbesartan in the U.S. Under this alliance, the Company recognizes other income related to the amortization of deferred income associated with sanofi's $350 million payment to the Company for their acquisition of an interest in the irbesartan license for the U.S. upon formation of the alliance. Deferred income will continue to be amortized through 2012, which is the expected expiration of the license. Income attributed to certain supply activities and development and opt-out royalties with sanofi are also reflected net in other income.

The following summarized financial information is reflected in the consolidated financial statements:

Dollars in Millions	Year Ended December 31, 2010	2009	2008
Territory covering the Americas and Australia:			
Net sales	**$ 7,464**	$ 6,912	$ 6,296
Discovery royalty expense	**1,348**	1,199	1,061
Noncontrolling interest – pre-tax	**2,074**	1,717	1,444
Profit distributions to sanofi	**2,093**	1,717	1,444
Territory covering Europe and Asia:			
Equity in net income of affiliates	**325**	558	632
Profit distributions to the Company	**313**	554	610
Other:			
Net sales in Europe comarketing countries and other	**378**	517	597
Other income – irbesartan license fee	**31**	32	31
Other income – supply activities and development and opt-out royalties	**3**	41	71

Dollars in Millions	December 31, 2010	2009
Investment in affiliates – territory covering Europe and Asia	**$ 22**	$ 10
Deferred income – irbesartan license fee	**60**	91

The following is the summarized financial information for interests in the partnerships with sanofi for the territory covering Europe and Asia, which are not consolidated but are accounted for using the equity method:

Dollars in Millions	Year Ended December 31, 2010	2009	2008
Net sales	**$ 1,879**	$ 2,984	$ 3,478
Cost of products sold	**1,047**	1,510	1,740
Gross profit	**832**	1,474	1,738
Marketing, selling and administrative	**129**	219	290
Advertising and product promotion	**29**	68	93
Research and development	**16**	61	96
Other (income)/expense	**(1)**	—	(7)
Net income	**$ 659**	$ 1,126	$ 1,266
Current assets	**$ 751**	$ 1,305	$ 1,525
Current liabilities	**751**	1,305	1,525

Cost of products sold includes discovery royalties of $307 million in 2010, $446 million in 2009 and $531 million in 2008, which are paid directly to sanofi. All other expenses are shared based on the applicable ownership percentages. Current assets and current liabilities include approximately $567 million in 2010, $1.0 billion in 2009 and $1.1 billion in 2008 related to receivables/payables attributed to the respective years, net cash distributions to the Company and sanofi as well as intercompany balances between partnerships within the territory. The remaining current assets and current liabilities consist of third-party trade receivables, inventories and amounts due to the Company and sanofi for the purchase of inventories, royalties and expense reimbursements.

Otsuka

The Company has a worldwide commercialization agreement with Otsuka Pharmaceutical Co., Ltd. (Otsuka), to codevelop and copromote with Otsuka, Abilify (aripiprazole), for the treatment of schizophrenia, bipolar mania disorder and major depressive disorder, except in Japan, China, Taiwan, North Korea, South Korea, the Philippines, Thailand, Indonesia, Pakistan and Egypt. Under the terms of the agreement, the Company purchases the product from Otsuka and performs finish manufacturing for sale to third-party customers by the Company or Otsuka. The product is currently copromoted with Otsuka in the U.S., Canada, United Kingdom (UK), Germany, France and Spain. In the U.S., Germany, France and Spain, where the product is invoiced to third-party customers by the Company on behalf of Otsuka, the Company recognizes alliance revenue for its contractual share of third-party net sales, which was reduced in the U.S. starting January 1, 2010 from 65% to 58% for 2010. The Company continues to receive 65% of third-party net sales in France, Germany and Spain with no expense reimbursement. Beginning on January 1, 2011, the Company will invoice third-party customers in the UK on behalf of Otsuka, and the Company will receive 65% of net sales with no expense reimbursement. The Company recognizes this alliance revenue when Abilify is shipped and all risks and rewards of ownership have transferred to third-party customers. In certain countries where the Company is presently the exclusive distributor for the product or has an exclusive right to sell Abilify, the Company recognizes 100% of the net sales and related cost of products sold and expenses.

In April 2009, the Company and Otsuka agreed to extend the U.S. portion of the commercialization and manufacturing agreement until the expected loss of product exclusivity in April 2015. Under the terms of the agreement, the Company paid Otsuka $400 million, which is amortized as a reduction of net sales through the extension period. The unamortized balance is included in other assets. Beginning on January 1, 2011, the share of Abilify U.S. net sales that the Company recognizes changed from 58% to 53.5% and will be further reduced to 51.5% on January 1, 2012. During this period, Otsuka will be responsible for 30% of the U.S. expenses related to the commercialization of Abilify. Reimbursements are netted principally in advertising and product promotion and selling, general and administrative expenses.

Beginning January 1, 2013, and through the expected loss of U.S. exclusivity in April 2015, including an expected six month pediatric extension, the Company will receive the following percentages of U.S. annual net sales:

	Share as a % of U.S. Net Sales
$0 to $2.7 billion	50%
$2.7 billion to $3.2 billion	20%
$3.2 billion to $3.7 billion	7%
$3.7 billion to $4.0 billion	2%
$4.0 billion to $4.2 billion	1%
In excess of $4.2 billion	20%

During this period, Otsuka will be responsible for 50% of all U.S. expenses related to the commercialization of Abilify.

In addition, the Company and Otsuka announced that they have entered into an oncology collaboration for *Sprycel* (dasatinib) and *Ixempra* (ixabepilone), which includes the U.S., Japan and European Union (EU) markets (the Oncology Territory). Beginning in 2010 through 2020, the collaboration fees the Company will pay to Otsuka annually are the following percentages of net sales of *Sprycel* and *Ixempra* in the Oncology Territory:

	% of Net Sales	
	2010 - 2012	2013 - 2020
$0 to $400 million	30%	65%
$400 million to $600 million	5%	12%
$600 million to $800 million	3%	3%
$800 million to $1.0 billion	2%	2%
In excess of $1.0 billion	1%	1%

During these periods, Otsuka will contribute (i) 20% of the first $175 million of certain commercial operational expenses relating to the oncology products, and (ii) 1% of such commercial operational expenses relating to the products in the territory in excess of $175 million. Starting in 2011, Otsuka will have the right to copromote *Sprycel* with the Company in the U.S. and Japan and in 2012, in the top five EU markets.

The U.S. extension and the oncology collaboration include a change-of-control provision in the case of an acquisition of the Company. If the acquiring company does not have a competing product to Abilify, then the new company will assume the Abilify agreement (as amended) and the oncology collaboration as it exists today. If the acquiring company has a product that competes with Abilify, Otsuka can elect to request the acquiring company to choose whether to divest Abilify or the competing product. In the scenario where Abilify is divested, Otsuka would be obligated to acquire the Company's rights under the Abilify agreement (as amended). The agreements also provide that in the event of a generic competitor to Abilify after January 1, 2010, the Company has the option of terminating the Abilify April 2009 amendment (with the agreement as previously amended remaining in force). If the Company were to exercise such option then either (i) the Company would receive a payment from Otsuka according to a pre-determined schedule and the oncology collaboration would terminate at the same time or (ii) the oncology collaboration would continue for a truncated period according to a pre-determined schedule.

For the EU, the agreement remained unchanged and will expire in June 2014. In other countries where the Company has the exclusive right to sell Abilify, the agreement expires on the later of the 10th anniversary of the first commercial sale in such country or expiration of the applicable patent in such country.

In addition to the $400 million extension payment, total milestone payments made to Otsuka under the agreement through December 2010 were $217 million, of which $157 million was expensed as IPRD in 1999. The remaining $60 million was capitalized in other intangible assets and is amortized in cost of products sold over the remaining life of the agreement in the U.S.

The following summarized financial information related to this alliance is reflected in the consolidated financial statements:

Dollars in Millions	Year Ended December 31, 2010	2009	2008
Abilify net sales, including amortization of extension payment	**$ 2,565**	$ 2,592	$ 2,153
Oncology Products collaboration fees	**128**	—	—
Otsuka's reimbursement – operating expense	**(101)**	—	—
Amortization expense – extension payment	**(66)**	(49)	—
Amortization expense – upfront licensing and milestone payments	**6**	6	6

Dollars in Millions	December 31, 2010	2009
Other assets – extension payment	**$ 285**	$ 351
Other intangible assets – upfront licensing and milestone payments	**11**	17

In January 2007, the Company granted Otsuka exclusive rights in Japan to develop and commercialize *Onglyza*. The Company expects to receive milestone payments based on certain regulatory events, as well as sales-based payments following regulatory approval of *Onglyza* in Japan, and retained rights to copromote *Onglyza* with Otsuka in Japan. Otsuka is responsible for all development costs in Japan.

Lilly

The Company has an Epidermal Growth Factor Receptor (EGFR) commercialization agreement with Eli Lilly and Company (Lilly) through Lilly's November 2008 acquisition of ImClone Systems Incorporated (ImClone) for the codevelopment and promotion of Erbitux (cetuximab) and necitumumab (IMC-11F8) in the U.S., which expires as to Erbitux in September 2018. The Company also has codevelopment and copromotion rights to both products in Canada and Japan. Erbitux is indicated for use in the treatment of patients with metastatic colorectal cancer and for use in the treatment of squamous cell carcinoma of the head and neck. Under the EGFR agreement, with respect to Erbitux sales in North America, Lilly receives a distribution fee based on a flat rate of 39% of net sales in North America plus reimbursement of certain royalties paid by Lilly, which is included in cost of products sold.

In October 2007, the Company and ImClone amended their codevelopment agreement with Merck KGaA (Merck) to provide for cocommercialization of Erbitux in Japan. The rights under this agreement expire in 2032; however, Lilly has the ability to terminate the agreement after 2018 if it determines that it is commercially unreasonable for Lilly to continue. Erbitux received marketing approval in Japan in July 2008 for the use of Erbitux in treating patients with advanced or recurrent colorectal cancer. The Company receives 50% of the pre-tax profit from Merck sales of Erbitux in Japan which is further shared equally with Lilly. The Company's share of profits from commercialization in Japan is included in other income.

The Company is amortizing $500 million of previously capitalized milestone payments that was accounted for as a license acquisition through 2018, the remaining term of the agreement. The amortization is classified in costs of products sold.

Upon execution of the initial commercialization agreement, the Company acquired an ownership interest in ImClone which had been accounted for under the equity method. The Company sold its shares of ImClone for approximately $1,007 million and recognized a pre-tax gain of $895 million in November 2008.

In January 2010, the Company and Lilly restructured the EGFR commercialization agreement described above between the Company and ImClone as it relates to necitumumab, a novel targeted cancer therapy currently in Phase III development for non-small cell lung cancer. As restructured, both companies will share in the cost of developing and potentially commercializing necitumumab in the U.S., Canada and Japan. Lilly maintains exclusive rights to necitumumab in all other markets. The Company will fund 55% of development costs for studies that will be used only in the U.S. and will fund 27.5% for global studies. The Company will pay $250 million to Lilly as a milestone payment upon first approval in the U.S. In the U.S. and Canada, the Company will recognize all sales and will receive 55% of the profits (and bear 55% of the losses) for necitumumab. Lilly will provide 50% of the selling effort and the parties will, in general, equally participate in other commercialization efforts. In Japan, the Company and Lilly will share commercial costs and profits evenly. The agreement as it relates to necitumumab continues beyond patent expiration until both parties agree to terminate. It may be terminated at any time by the Company with 12 months advance notice (18 months if prior to launch), by either party for uncured material breach by the other or if both parties agree to terminate. Lilly will manufacture the bulk requirements and we will assume responsibility for fill/finish of necitumumab beginning in 2011.

The following summarized financial information related to this alliance is reflected in the consolidated financial statements:

	Year Ended December 31,		
Dollars in Millions	**2010**	2009	2008
Net sales	**$ 662**	$ 683	$ 749
Distribution fees and royalty reimbursements	**275**	279	307
Amortization expense – milestone payments	**37**	37	37
Equity in net income of affiliates	**—**	—	(5)
Other income – Japan commercialization fee	**39**	28	3

	December 31,	
Dollars in Millions	**2010**	2009
Other intangible assets – upfront licensing and milestone payments	**$ 286**	$ 323

Gilead

The Company and Gilead Sciences, Inc. (Gilead) have a joint venture to develop and commercialize Atripla (efavirenz 600 mg/ emtricitabine 200 mg/ tenofovir disoproxil fumarate 300 mg), a once-daily single tablet three-drug regimen combining the Company's *Sustiva* (efavirenz) and Gilead's Truvada (emtricitabine and tenofovir disoproxil fumarate), in the U.S., Canada and Europe. The Company accounts for its participation in the U.S. joint venture under the equity method of accounting and recognizes its share of the joint venture results in equity in net income of affiliates in the consolidated statements of earnings.

In the U.S., Canada and most European countries, the Company records revenue for the bulk efavirenz component of Atripla upon sales of that product to third-party customers. Revenue for the efavirenz component is determined by applying a percentage to Atripla revenue to approximate revenue for the *Sustiva* brand. In a limited number of EU countries, the Company recognizes revenue for Atripla since the product is purchased from Gilead and then distributed to third-party customers.

The following summarized financial information related to this alliance is reflected in the consolidated financial statements:

	Year Ended December 31,		
Dollars in Millions	**2010**	2009	2008
Net sales	**$ 1,053**	$ 869	$ 582
Equity in net loss of affiliates	**(12)**	(10)	(9)

AstraZeneca

The Company maintains two worldwide codevelopment and cocommercialization agreements with AstraZeneca PLC (AstraZeneca). The first is for the worldwide (excluding Japan) codevelopment and cocommercialization of *Onglyza* (saxagliptin), a DPP-IV inhibitor (Saxagliptin Agreement). The second is for the worldwide (including Japan) codevelopment and cocommercialization of dapagliflozin, a sodium-glucose cotransporter-2 (SGLT2) inhibitor (SGLT2 Agreement). Both compounds are being studied for the treatment of diabetes and were discovered by the Company. *Kombiglyze* was codeveloped with AstraZeneca under the Saxagliptin Agreement. Under each agreement, the two companies will jointly develop the clinical and marketing strategy and share commercialization expenses and profits and losses equally on a global basis (excluding, in the case of saxagliptin, Japan), and the Company will manufacture both products. The companies will cocommercialize dapagliflozin in Japan and share profits and losses equally. Under each agreement, the Company has the option to decline involvement in cocommercialization in a given country and instead receive a royalty. Royalty percentage rates if the Company opts-out of cocommercialization agreements are tiered based on net sales.

On July 31, 2009, the FDA approved *Onglyza* as an adjunct to diet and exercise to improve blood sugar (glycemic) control in adults for the treatment of type 2 diabetes mellitus and in August 2009, the Company and AstraZeneca launched *Onglyza* in the U.S. On October 1, 2009, *Onglyza* received a Marketing Authorization for use in the EU to treat adults with type 2 diabetes in combination with either metformin, a sulfonylurea or a thiazolidinedione, when any of these agents alone, with diet and exercise, do not provide adequate glycemic control. In December 2010, the FDA approved *Kombiglyze*, saxagliptin and metformin combination therapy, for the treatment of type 2 diabetes in adults.

The Company received from AstraZeneca a total of $300 million in upfront licensing and milestone payments related to the Saxagliptin Agreement and $50 million in upfront licensing payments related to the SGLT2 Agreement as of December 31, 2010, including $50 million received during 2010. These payments are deferred and are being amortized over the useful life of the products into other income. Additional milestone payments are expected to be received by the Company upon the successful achievement of various development and regulatory events, as well as sales-based milestones. Under the Saxagliptin Agreement, the Company could receive up to an additional $50 million if the remaining development and regulatory milestone for saxagliptin is met and up to an additional $300 million if all sales-based milestones for saxagliptin are met. Under the SGLT2 Agreement, the Company could receive up to an additional $350 million if all development and regulatory milestones for dapagliflozin are met and up to an additional $390 million if all sales-based milestones for dapagliflozin are met.

Under each agreement, the Company and AstraZeneca also share in development and commercialization costs. The majority of development costs under the initial development plans were paid by AstraZeneca (with AstraZeneca bearing all the costs of the initial agreed upon development plan for dapagliflozin in Japan). Additional development costs will be shared equally. The net reimbursements to the Company for development costs related to saxagliptin and dapagliflozin are netted in research and development.

The following summarized financial information related to this alliance is reflected in the consolidated financial statements:

Dollars in Millions	Year Ended December 31,		
	2010	2009	2008
Net sales	**$ 158**	$ 24	$ —
Amortization income – upfront licensing and milestone payments	**28**	16	9
Research and development reimbursements to/(from) AstraZeneca	**19**	(38)	(139)

Dollars in Millions	December 31,	
	2010	2009
Deferred income – upfront licensing and milestone payments	**$ 290**	$ 268

Pfizer

The Company and Pfizer Inc. (Pfizer) maintain a worldwide codevelopment and cocommercialization agreement for Eliquis (apixaban), an anticoagulant discovered by the Company being studied for the prevention and treatment of a broad range of venous and arterial thrombotic conditions.

The Company received $314 million in upfront licensing payments during 2007. In addition, the Company received a $150 million milestone payment in April 2009 for the commencement of Phase III clinical trials for prevention of major adverse cardiovascular events in acute coronary syndrome and a $10 million milestone in 2010 for the filing of the marketing authorization application in the EU. These payments are deferred and amortized over the useful life of the products into other income. Pfizer will fund 60% of all development costs under the initial development plan effective January 1, 2007 going forward, and the Company will fund 40%. The net reimbursements to the Company for Eliquis development costs are netted in research and development. The Company may also receive additional payments from Pfizer of up to an additional $620 million based on achieving development and regulatory milestones. The companies will jointly develop the clinical and marketing strategy, will share commercialization expenses and profits and losses equally on a global basis, and will manufacture product under this arrangement.

The following summarized financial information related to this alliance is reflected in the consolidated financial statements:

Dollars in Millions	Year Ended December 31,		
	2010	2009	2008
Amortization income – upfront licensing and milestone payments	**$ 31**	$ 28	$ 20
Research and development reimbursements from Pfizer	**(190)**	(190)	(159)

Dollars in Millions	December 31,	
	2010	2009
Deferred income – upfront licensing and milestone payments	**$ 382**	$ 404

Exelixis

In October 2010, the Company entered into two metabolic collaboration agreements with Exelixis, Inc., one for license of Exelixis' small-molecule TGR5 agonist program including backups (the TGR5 Agreement) and the second to collaborate, discover, optimize and characterize small-molecule ROR antagonists (the ROR Agreement). The Company paid Exelixis an initial payment of $40 million, which was expensed in research and development, and could pay additional development and approval milestones of up to $250 million on the TGR5 Agreement and $255 million on the ROR Agreement. Exelixis is also eligible to receive up to an additional $150 million in sales–based milestones from each of the TGR5 and ROR programs, and royalties on net sales of products from each of the TGR5 and ROR programs. The Company received an exclusive worldwide license to develop and commercialize small molecule TGR5 agonists and ROR antagonists. Under the TGR5 agreement, the Company will have sole responsibility for research, development, manufacturing and commercialization. Under the ROR agreement, the Company is collaborating with Exelixis on ROR antagonist programs up to a pre-clinical transition point and then the Company will have sole responsibility for the further research, development, manufacture, and commercialization of any resulting products.

In December 2008, the Company and Exelixis entered into a global codevelopment and cocommercialization arrangement for XL-184 (a MET/VEG/RET inhibitor), an oral anti-cancer compound, and a license for XL-281 with utility in RAS and RAF mutant tumors under development by Exelixis. Under the terms of the arrangement, the Company paid Exelixis $195 million in 2008 upon execution of the agreement and paid an additional $45 million in 2009, all of which was expensed as research and development in 2008. In June 2010, the Company terminated its development collaboration with Exelixis for XL-184 with all rights returning to Exelixis resulting in a $17 million termination fee which was expensed in research and development. The Company could pay Exelixis development and regulatory milestones of up to $315 million and up to an additional $150 million of sales-based milestones related to XL-281.

In addition, the Company and Exelixis have a history of collaborations to identify, develop and promote oncology targets. In January 2007, the Company and Exelixis entered into an oncology collaboration and license agreement under which Exelixis is pursing the development of three small molecule INDs for codevelopment and copromotion. Under the terms of this agreement, we paid Exelixis $100 million of upfront licensing and milestone payments to date. Pursuant to an amendment to the agreement that was executed in October 2010, Exelixis has opted-out of further codevelopment of XL-139, and the Company made a payment to Exelixis in the amount of $20 million which was expensed in research and development. As a result, the Company has received an exclusive worldwide license to develop and commercialize XL-139 and will have sole responsibility for the further development, manufacture, and commercialization of the compound. If successful, we will pay Exelixis development and regulatory milestones up to $170 million and up to an additional $90 million of sales-based milestones, as well as royalties. Royalty percentage rates are tiered based on net sales.

At December 31, 2010, the Company held an equity investment in Exelixis which represented less than 1% of their outstanding shares.

Alder

In November 2009, the Company and Alder Biopharmaceuticals, Inc. (Alder) entered into a global agreement for the development and commercialization of ALD518, a novel biologic that has completed Phase IIa development for the treatment of rheumatoid arthritis. Under the terms of the arrangement, Alder granted the Company worldwide exclusive rights to develop and commercialize ALD518 for all potential indications except cancer, for which Alder retains rights and has granted the Company an option to codevelop and have exclusive rights to cocommercialize outside the United States. The Company paid Alder an $85 million upfront licensing payment in 2009, which was expensed as research and development. In addition, the Company could pay up to $764 million of development-based and regulatory-based milestone payments, potential sales-based milestones which under certain circumstances may exceed $200 million, and royalties on net sales. If the Company chooses the option to pursue cancer indications, then the Company could pay up to an additional $185 million of development-based and regulatory-based milestone payments, the aforementioned sales-based milestones and royalties on net sales. Royalty percentage rates are tiered based on net sales.

Note 3 BUSINESS SEGMENT INFORMATION

The Company operates in one BioPharmaceuticals segment which is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of innovative medicines that help patients prevail over serious diseases. A global research and development organization and a global supply chain organization are utilized and responsible for the development and delivery of products to the market. Products are distributed and sold through five regional organizations that serve the United States; Europe; Latin America, Middle East and Africa; Japan, Asia Pacific and Canada; and Emerging Markets. The business is also supported by global corporate staff functions. The segment information presented below is consistent with the financial information regularly reviewed by the chief operating decision maker for purposes of evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting future periods.

Bristol-Myers Squibb

Products are sold principally to wholesalers, and to a lesser extent, directly to distributors, retailers, hospitals, clinics, government agencies and pharmacies. Gross sales to the three largest pharmaceutical wholesalers in the U.S. as a percentage of total gross sales were as follows:

	2010	2009	2008
McKesson Corporation	**24%**	25%	24%
Cardinal Health, Inc.	**21%**	20%	19%
AmerisourceBergen Corporation	**16%**	15%	14%

Selected geographic area information was as follows:

	Net Sales			Property, Plant and Equipment	
Dollars in Millions	**2010**	2009	2008	**2010**	2009
United States	**$ 12,613**	$ 11,867	$ 10,565	**$ 3,119**	$ 3,214
Europe	**3,448**	3,625	3,750	**922**	1,169
Japan, Asia Pacific and Canada	**1,651**	1,522	1,519	**20**	20
Latin America, Middle East and Africa	**856**	843	1,047	**557**	594
Emerging Markets	**804**	753	725	**46**	58
Other	**112**	198	109	**—**	—
Total	**$ 19,484**	$ 18,808	$ 17,715	**$ 4,664**	$ 5,055

Net sales of key products were as follows:

	Year Ended December 31,		
Dollars in Millions	**2010**	2009	2008
Plavix	**$ 6,666**	$ 6,146	$ 5,603
Avapro/Avalide	**1,176**	1,283	1,290
Abilify	**2,565**	2,592	2,153
Reyataz	**1,479**	1,401	1,292
Sustiva Franchise (total revenue)	**1,368**	1,277	1,149
Baraclude	**931**	734	541
Erbitux	**662**	683	749
Sprycel	**576**	421	310
Ixempra	**117**	109	101
Orencia	**733**	602	441
Onglyza/Kombiglyze	**158**	24	—
Mature Products and All Other	**3,053**	3,536	4,086
Total	**$ 19,484**	$ 18,808	$ 17,715

Capital expenditures and depreciation of property, plant and equipment within the BioPharmaceuticals segment were as follows:

	Year Ended December 31,		
Dollars in Millions	**2010**	2009	2008
Capital expenditures	**$ 424**	$ 634	$ 686
Depreciation	**380**	346	361

Segment income excludes the impact of significant items not indicative of current operating performance or ongoing results, and earnings attributed to sanofi and other noncontrolling interest. The reconciliation to earnings from continuing operations before income taxes was as follows:

Dollars in Millions	Year Ended December 31, 2010	2009	2008
BioPharmaceuticals segment income	**$ 4,642**	$ 4,492	$ 3,538
Reconciling items:			
Downsizing and streamlining of worldwide operations	**(113)**	(122)	(186)
Impairment and loss on sale of manufacturing operations	**(236)**	—	—
Accelerated depreciation, asset impairment and other shutdown costs	**(113)**	(129)	(281)
Process standardization implementation costs	**(35)**	(110)	(109)
Gain on sale of product lines, businesses and assets	**—**	360	159
Litigation recovery/(charges)	**19**	(132)	(33)
Upfront licensing, milestone and other payments	**(132)**	(347)	(348)
Acquired in-process research and development	**—**	—	(32)
ARS impairment and loss on sale	**—**	—	(324)
Gain on sale of ImClone shares	**—**	—	895
BMS Foundation funding initiative	**—**	(100)	—
Other	**(55)**	(53)	36
Noncontrolling interest	**2,094**	1,743	1,461
Earnings from continuing operations before income taxes	**$ 6,071**	$ 5,602	$ 4,776

Note 4 RESTRUCTURING

The productivity transformation initiative (PTI) was designed to fundamentally change the way the business is run to meet the challenges of a changing business environment and to take advantage of the diverse opportunities in the marketplace as the transformation into a next-generation biopharmaceutical company continues. In addition to the PTI, a strategic process designed to achieve a culture of continuous improvement to enhance efficiency, effectiveness and competitiveness and to continue to improve the cost base has been implemented.

The following PTI, restructuring and other charges were recognized:

Dollars in Millions	Year Ended December 31, 2010	2009	2008
Employee termination benefits	**$ 102**	$ 128	$ 171
Other exit costs	**11**	8	44
Provision for restructuring, net	**113**	136	215
Impairment and loss on sale of manufacturing operations	**236**	—	—
Accelerated depreciation, asset impairment and other shutdown costs	**113**	115	261
Pension curtailment and settlement charges	**18**	36	17
Process standardization implementation costs	**35**	110	109
Total cost	**515**	397	602
Gain on sale of product lines, businesses and assets	**—**	(360)	(162)
Net charges	**$ 515**	$ 37	$ 440

Most of the accelerated depreciation, asset impairment charges and other shutdown costs were included in cost of products sold and primarily relate to the rationalization of the manufacturing network in the BioPharmaceuticals segment. These assets continue to be depreciated through the cease use date of the facility. The remaining charges were primarily attributed to process standardization activities or attributed to pension plan curtailment charges both of which are recognized as incurred.

Restructuring charges included termination benefits for workforce reductions of manufacturing, selling, administrative, and research and development personnel across all geographic regions of approximately 995 in 2010, 1,350 in 2009 and 2,370 in 2008.

The following table represents the activity of employee termination and other exit cost liabilities:

Dollars in Millions	Year Ended December 31, 2010	2009	2008
Liability at beginning of year	**$ 173**	$ 209	$ 167
Charges	**121**	158	214
Change in estimates	**(8)**	(22)	1
Provision for restructuring, net	**113**	136	215
Foreign currency translation	**(5)**	—	—
Charges in discontinued operations	**—**	15	3
Spending	**(155)**	(182)	(174)
Mead Johnson split-off	**—**	(5)	—
ConvaTec divestiture	**—**	—	(2)
Liability at end of year	**$ 126**	$ 173	$ 209

In connection with the continued optimization of the manufacturing network, the operations in Latina, Italy were sold to International Chemical Investors, SE (ICI) on May 31, 2010 resulting in a $218 million loss. The loss consisted of a $200 million impairment charge recorded in 2010 attributed to the write-down of assets to fair value less cost of sale when the assets met the held for sale criteria and $18 million of other working capital adjustments and transaction related fees. An €18 million ($22 million) 6% subordinated promissory note payable in installments by May 2017 was received as consideration. Additional charges may be required pertaining to the Company's obligation to fund a portion of ICI's future restructuring costs up to €19 million ($23 million).

As part of the transaction, a one year supply agreement was entered into with ICI in which the Company will be the non-exclusive supplier of certain products to ICI. Also, a three year tolling and manufacturing agreement, which can be extended for an additional two years, was entered into with ICI in which the Company will supply certain raw material products to be processed and finished at the Latina facility and then distributed by the Company in various markets.

Note 5 ACQUISITIONS

ZymoGenetics, Inc. Acquisition

On October 12, 2010, BMS acquired 100% of the outstanding shares of common stock of ZymoGenetics, Inc. (ZymoGenetics) in October 2010 for an aggregate purchase price of approximately $885 million. Acquisition related costs were $10 million and classified as other (income)/expense. ZymoGenetics is focused on developing and commercializing therapeutic protein-based products for the treatment of human diseases. The companies collaborated on the development of pegylated-interferon lambda, a novel interferon currently in Phase IIb development for the treatment of Hepatitis C infection. The acquisition provides the Company with full rights to develop and commercialize pegylated-interferon lambda and also brings proven capabilities with therapeutic proteins and revenue from *Recothrom*, an FDA approved specialty surgical biologic. Goodwill generated from the acquisition was primarily attributed to full ownership rights to pegylated-interferon lambda. Goodwill, IPRD and all other intangible assets valued in this acquisition are non-deductible for tax purposes.

The purchase price allocation is as follows:

Purchase price:	Dollars in Millions
Cash	$ 885
Identifiable net assets:	
Cash	56
Marketable securities	91
Inventory(1)	98
Other current and long-term assets	29
In-process research and development(2)	448
Intangible assets – Technology(3)	230
Deferred income taxes	9
Other current and long-term liabilities	(91)
Total identifiable net assets	870
Goodwill	$ 15

(1) Includes $63 million recorded in other long term assets as inventory that is expected to be utilized in excess of one year.
(2) Includes $310 million related to pegylated-interferon lambda.
(3) Attributed to *Recothrom* which is amortized over 10 years.

The results of ZymoGenetics operations were included in the accompanying consolidated financial statements from October 8, 2010. Pro forma supplemental financial information is not provided as the impact of the acquisition was not material to operating results.

Medarex, Inc. Acquisition

On September 1, 2009, the Company acquired, by means of a tender offer and second-step merger, 100% of the remaining outstanding shares (and stock equivalents) of Medarex not already owned for a total purchase price of $2,331 million. Acquisition costs were $11 million and classified as other (income)/expense. Medarex is focused on the discovery, development and commercialization of fully human antibody-based therapeutic products to address major unmet healthcare needs in the areas of oncology, inflammation, autoimmune disorders and infectious diseases. As a result of the acquisition, the full rights over *Yervoy* (ipilimumab), currently in Phase III development, were received that increases the biologics development pipeline creating a more balanced portfolio of both small molecules and biologics. Goodwill generated from this acquisition was primarily attributed to the more balanced portfolio associated with the BioPharma model and potential to optimize the existing *Yervoy* programs. Goodwill, IPRD and all other intangible assets valued in this acquisition are non-deductible for tax purposes.

The purchase price allocation is as follows:

Purchase price:	Dollars in Millions
Cash	$ 2,285
Fair value of the Company's equity in Medarex held prior to acquisition[1]	46
Total	2,331
Identifiable net assets:	
Cash	53
Marketable securities	269
Other current and long-term assets[2]	127
In-process research and development[3]	1,475
Intangible assets - Technology[4]	120
Intangible assets - Licenses[5]	315
Short-term borrowings	(92)
Other current and long-term liabilities	(92)
Deferred income taxes	(352)
Total identifiable net assets	1,823
Goodwill	$ 508

(1) Other income of approximately $21 million was recognized from the remeasurement to fair value of the equity interest in Medarex held at the acquisition date.
(2) Includes a 5.1% ownership interest in Genmab ($64 million) and an 18.7% ownership in Celldex Therapeutics, Inc. ($17 million), which have been subsequently sold as of December 31, 2009 for a loss of $33 million.
(3) Includes approximately $1.0 billion related to *Yervoy*.
(4) Amortized over 10 years.
(5) Amortized over 13 years.

The results of Medarex operations were included in the accompanying consolidated financial statements from August 27, 2009. Pro forma supplemental financial information is not provided as the impact of the acquisition was not material to operating results.

Kosan Biosciences, Inc. Acquisition

In June 2008, the Company completed the acquisition of Kosan Biosciences, Inc. (Kosan), a cancer therapeutics company with a library of novel compounds, including Hsp90 inhibitors for cancer and microtubule stabilizers, which may have additional potential in neurodegenerative diseases, for a net purchase price of approximately $191 million. The transaction was accounted for under the purchase method of accounting. The purchase price was allocated to acquired-in-process research and development of $32 million, other net assets of $32 million and goodwill of $127 million.

Note 6 MEAD JOHNSON NUTRITION COMPANY INITIAL PUBLIC OFFERING

In February 2009, Mead Johnson completed an initial public offering (IPO), in which it sold 34.5 million shares of its Class A common stock at $24 per share. Net proceeds of $782 million, after deducting $46 million of underwriting discounts, commissions and offering expenses, were allocated to noncontrolling interest and capital in excess of par value of stock.

Upon completion of the IPO, 42.3 million shares of Mead Johnson Class A common stock and 127.7 million shares of Mead Johnson Class B common stock were held by the Company, representing an 83.1% interest in Mead Johnson and 97.5% of the combined voting power of the outstanding common stock. The rights of the holders of the shares of Class A common stock and Class B common stock were identical, except with regard to voting and conversion. Each share of Class A common stock was entitled to one vote per share. Each share of Class B common stock was entitled to ten votes per share and was convertible at any time at the election of the holder into one share of Class A common stock. The Class B common stock automatically converted into shares of Class A common stock.

Various agreements related to the separation of Mead Johnson were entered into, including a separation agreement, a transitional services agreement, a tax matters agreement, a registration rights agreement and an employee matters agreement.

Note 7 DISCONTINUED OPERATIONS

Mead Johnson Nutrition Company Split-off

The split-off of the remaining interest in Mead Johnson was completed on December 23, 2009. The split-off was effected through the exchange offer of previously held 170 million shares of Mead Johnson, after converting its Class B common stock to Class A common stock, for 269 million outstanding shares of the Company's stock resulting in a pre-tax gain of $7,275 million, $7,157 million net of taxes.

The shares received in connection with the exchange were valued using the closing price on December 23, 2009 of $25.70 and reflected as treasury stock. The gain on the exchange was determined using the sum of the fair value of the shares received plus the net deficit of Mead Johnson attributable to the Company less taxes and other direct expenses related to the transaction, including a tax reserve of $244 million which was established.

ConvaTec Disposition

In August 2008, the divestiture of the ConvaTec business to Cidron Healthcare Limited, an affiliate of Nordic Capital Fund VII and Avista Capital Partners L.P. (Avista), was completed for a gross purchase price of $4,050 million, resulting in a pre-tax gain of $3,387 million, $2,022 million net of taxes.

Medical Imaging Disposition

In January 2008, the divestiture of Bristol-Myers Squibb Medical Imaging (Medical Imaging) to Avista was completed for a gross purchase price of approximately $525 million, resulting in a pre-tax gain of $25 million and an after-tax loss of $43 million.

Transitional Relationships with Discontinued Operations

Subsequent to the respective dispositions, cash flows and income associated with the Mead Johnson, ConvaTec and the Medical Imaging businesses continued to be generated relating to activities that are transitional in nature, result from agreements that are intended to facilitate the orderly transfer of business operations and include, among others, services for accounting, customer service, distribution and manufacturing. Such activities related to the ConvaTec and Medical Imaging businesses were completed at December 31, 2010. The amended Mead Johnson agreement expires in September 2012. The income generated from these transitional activities is included in other (income)/expense and is not expected to be material to the future results of operations or cash flows.

The following summarized financial information related to the Mead Johnson, ConvaTec and Medical Imaging businesses are segregated from continuing operations and reported as discontinued operations through the date of disposition.

Dollars in Millions	Year Ended December 31, 2009	2008
Net sales:		
Mead Johnson	$ 2,826	$2,882
ConvaTec	—	735
Medical Imaging	—	34
Net sales	$ 2,826	$ 3,651
Earnings before income taxes:		
Mead Johnson	$ 674	$ 696
ConvaTec	—	175
Medical Imaging	—	2
Earnings before income taxes	674	873
Provision for income taxes	(389)	(295)
Earnings, net of taxes	285	578
Gain on disposal:		
Mead Johnson	7,275	—
ConvaTec	—	3,387
Medical Imaging	—	25
Gain on disposal	7,275	3,412
Provision for income taxes	(118)	(1,433)
Gain on disposal, net of taxes	7,157	1,979
Net earnings from discontinued operations	7,442	2,557
Less net earnings from discontinued operations attributable to noncontrolling interest	(69)	(7)
Net earnings from discontinued operations attributable to Bristol-Myers Squibb Company	$ 7,373	$2,550

Bristol-Myers Squibb

Note 8 EARNINGS PER SHARE

Amounts in Millions, Except Per Share Data	Year Ended December 31, 2010	2009	2008
Basic EPS Calculation:			
Income from Continuing Operations Attributable to BMS	**$ 3,102**	$ 3,239	$ 2,697
Earnings attributable to unvested restricted shares	**(12)**	(18)	(13)
Income from Continuing Operations Attributable to BMS common shareholders	**3,090**	3,221	2,684
Net Earnings from Discontinued Operations Attributable to BMS(1)	**—**	7,331	2,537
EPS Numerator – Basic	**$ 3,090**	$ 10,552	$ 5,221
EPS Denominator – Basic:			
Average Common Shares Outstanding	**1,713**	1,974	1,977
EPS – Basic:			
Continuing Operations	**$ 1.80**	$ 1.63	$ 1.36
Discontinued Operations	**—**	3.72	1.28
Net Earnings	**$ 1.80**	$ 5.35	$ 2.64
EPS Numerator – Diluted:			
Income from Continuing Operations Attributable to BMS	**$ 3,102**	$ 3,239	$ 2,697
Earnings attributable to unvested restricted shares	**(12)**	(17)	3
Income from Continuing Operations Attributable to BMS common shareholders	**3,090**	3,222	2,700
Net Earnings from Discontinued Operations Attributable to BMS(1)	**—**	7,331	2,537
EPS Numerator – Diluted	**$ 3,090**	$ 10,553	$ 5,237
EPS Denominator – Diluted:			
Average Common Shares Outstanding	**1,713**	1,974	1,977
Contingently convertible debt common stock equivalents	**1**	1	21
Incremental shares attributable to share-based compensation plans	**13**	3	1
Average Common Shares Outstanding and Common Share Equivalents	**1,727**	1,978	1,999
EPS – Diluted:			
Continuing Operations	**$ 1.79**	$ 1.63	$ 1.35
Discontinued Operations	**—**	3.71	1.27
Net Earnings	**$ 1.79**	$ 5.34	$ 2.62
(1) Net Earnings of Discontinued Operations used for EPS Calculation:			
Net Earnings from Discontinued Operations Attributable to BMS	**$ —**	$ 7,373	$ 2,550
Earnings attributable to unvested restricted shares	**—**	(42)	(13)
Net Earnings from Discontinued Operations Attributable to BMS used for EPS Calculation	**$ —**	$ 7,331	$ 2,537
Anti-dilutive weighted-average equivalent shares:			
Stock incentive plans	**51**	117	139
Total anti-dilutive shares	**51**	117	139

Note 9 OTHER (INCOME)/EXPENSE

Other (income)/expense includes:

Dollars in Millions	Year Ended December 31, 2010	2009	2008
Interest expense	$ 145	$ 184	$ 310
Interest income	(75)	(54)	(130)
Impairment and loss on sale of manufacturing operations	236	—	—
Loss/(Gain) on debt repurchase	6	(7)	(57)
Auction Rate Securities (ARS) impairment	—	—	305
Net foreign exchange transaction (gains)/losses	(6)	2	(78)
Gain on sale of product lines, businesses and assets	(39)	(360)	(159)
Acquisition related items	10	(10)	—
Other income from alliance partners	(136)	(148)	(141)
Pension curtailment and settlement charges	28	43	8
Other	(43)	(31)	(36)
Other (income)/expense	$ 126	$ (381)	$ 22

Note 10 INCOME TAXES

The components of earnings from continuing operations before income taxes categorized based on the location of the taxing authorities were as follows:

Dollars in Millions	Year Ended December 31, 2010	2009	2008
U.S.	$ 3,833	$ 2,705	$ 2,248
Non-U.S.	2,238	2,897	2,528
Total	$ 6,071	$ 5,602	$ 4,776

The provision/(benefit) for income taxes attributable to continuing operations consisted of:

Dollars in Millions	Year Ended December 31, 2010	2009	2008
Current:			
U.S.	$ 797	$ 410	$ 282
Non-U.S.	339	646	649
Total Current	1,136	1,056	931
Deferred:			
U.S.	438	222	88
Non-U.S.	(16)	(96)	71
Total Deferred	422	126	159
Total Provision	$ 1,558	$ 1,182	$ 1,090

Effective Tax Rate

The reconciliation of the effective tax rate to the U.S. statutory Federal income tax rate was:

Dollars in Millions	% of Earnings Before Income Taxes 2010		2009		2008	
Earnings from continuing operations before income taxes	$ 6,071		$ 5,602		$ 4,776	
U.S. statutory rate	2,125	35.0%	1,961	35.0%	1,671	35.0%
Tax effect of foreign subsidiaries' earnings previously considered permanently reinvested offshore	207	3.4%	—	—	—	—
Foreign tax effect of certain operations in Ireland, Puerto Rico and Switzerland	(694)	(11.4)%	(598)	(10.7)%	(586)	(12.3)%
State and local taxes (net of valuation allowance)	43	0.7%	14	0.3%	1	0.0%
U.S. Federal, state and foreign contingent tax matters	(131)	(2.1)%	(64)	(1.1)%	(40)	(0.8)%
Acquired in-process research and development expense	—	—	—	—	11	0.2%
U.S. Federal research and development tax credit	(61)	(1.0)%	(81)	(1.4)%	(84)	(1.8)%
Impairment of financial instruments	—	—	—	—	51	1.1%
Foreign and other	69	1.1%	(50)	(1.0)%	66	1.4%
	$ 1,558	25.7%	$ 1,182	21.1%	$ 1,090	22.8%

The increase in the 2010 effective tax rate from 2009 was due to:

- A $207 million charge recognized in the fourth quarter of 2010, which resulted primarily from additional U.S. taxable income from earnings of foreign subsidiaries previously considered to be permanently reinvested offshore;
- A $30 million charge in 2010 from the completion of the 2009 U.S. tax return;
- A $67 million benefit in 2009 from the completion of the 2008 U.S. tax return; and
- An unfavorable earnings mix between high and low tax jurisdictions.

Partially offset by:

- Certain favorable discrete tax adjustments of $131 million in 2010 compared to $64 million benefit in 2009, primarily resulting from the effective settlements of U.S. and international uncertain tax positions; and
- An out-of-period tax adjustment of $59 million in 2010 related to previously unrecognized net deferred tax assets primarily attributed to deferred profits for financial reporting purposes related to certain alliances as of December 31, 2009 which is not material to any current or prior periods.

The decrease in the 2009 effective tax rate from 2008 was primarily due to:

- Higher 2008 pre-tax income in the U.S., including the gain on the sale of ImClone shares;
- An unfavorable earnings mix in 2008 in high tax jurisdictions;
- An unfavorable 2008 tax impact related to IPRD and ARS impairment charges; and
- An additional $67 million benefit in 2009 from the completion of the 2008 U.S. tax return.

Partially offset by:

- A $91 million benefit in 2008 related to the final settlement of the 2002-2003 audit with the Internal Revenue Service (IRS).

Deferred Taxes and Valuation Allowance

The components of current and non-current deferred income tax assets/(liabilities) were as follows:

	December 31,	
Dollars in Millions	2010	2009
Foreign net operating loss carryforwards	**$ 1,600**	$ 1,476
Milestone payments and license fees	**557**	597
Deferred income	**554**	366
U.S. Federal net operating loss carryforwards	**351**	253
Pension and postretirement benefits	**348**	582
State net operating loss and credit carryforwards	**337**	324
Intercompany profit and other inventory items	**311**	263
U.S. Federal research and development tax credit carryforwards	**243**	266
Other foreign deferred tax assets	**167**	159
Share-based compensation	**131**	110
Legal settlements	**20**	10
Depreciation	**(52)**	(56)
Repatriation of foreign earnings	**(21)**	(25)
Acquired intangible assets	**(525)**	(248)
Tax deductible goodwill	**(630)**	(580)
U.S. Federal foreign tax credit carryforwards	**—**	278
Other	**299**	224
	3,690	3,999
Valuation allowance	**(1,863)**	(1,791)
Deferred tax assets	**$ 1,827**	$ 2,208
Recognized as:		
Deferred income taxes – current	**$ 1,036**	$ 611
Deferred income taxes – non-current	**850**	1,636
U.S. and foreign income taxes payable – current	**(5)**	(8)
Other liabilities – non-current	**(54)**	(31)
Total	**$ 1,827**	$ 2,208

A valuation allowance against deferred tax assets is established when it is not more likely than not that the deferred tax assets will be realized. At December 31, 2010, a valuation allowance of $1,863 million was established for the following items: $1,493 million for foreign net operating loss and tax credit carryforwards, $356 million for state deferred tax assets including net operating loss and tax credit carryforwards, and $14 million for U.S. Federal net operating loss carryforwards. Changes in the valuation allowance were as follows:

	Year Ended December 31,		
Dollars in Millions	2010	2009	2008
Balance at beginning of year	**$ 1,791**	$ 1,795	$ 1,950
Provision for valuation allowance	**92**	17	9
Release of valuation allowance/other	**(22)**	(74)	(192)
Other comprehensive income	**(6)**	(8)	14
Goodwill	**8**	61	14
Balance at end of year	**$ 1,863**	$ 1,791	$ 1,795

The U.S. Federal net operating loss carryforwards were acquired as a result of the acquisitions of ZymoGenetics, Medarex, Kosan Biosciences, Inc. (Kosan) and Adnexus and are subject to limitations under Section 382 of the Internal Revenue Code. The net operating loss carryforwards expire in varying amounts beginning in 2022. The research and development tax credit carryforwards expire in varying amounts beginning in 2018. The realization of the research and development tax credit carryforwards is dependent on generating sufficient domestic-sourced taxable income prior to their expiration. Although realization is not assured, management believes it is more likely than not that these deferred tax assets will be realized.

Income tax payments were $672 million in 2010, $885 million in 2009 and $636 million in 2008. The 2008 income tax payments are net of a $432 million cash refund related to a foreign tax credit carryback claim to 2000 and 2001. The current tax benefit realized upon the exercise of stock options is credited to capital in excess of par value of stock and was $8 million in 2010 and $5 million in 2009.

At December 31, 2010, U.S. taxes have not been provided on approximately $16.4 billion of undistributed earnings of foreign subsidiaries as these undistributed earnings have been invested or are expected to be permanently invested offshore. If, in the future, these earnings are repatriated to the U.S., or if such earnings are determined to be remitted in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided. The Company has favorable tax rates in Ireland and Puerto Rico under grants not scheduled to expire prior to 2023.

During 2010, the Company completed an internal restructuring of certain legal entities which contributed to a $207 million charge recognized in the fourth quarter of 2010. It is possible that U.S. tax authorities could assert additional material tax liabilities arising from the restructuring. If any such assertion were to occur, the Company would vigorously challenge any such assertion and believes it would prevail; however, there can be no assurance of such a result.

Business is conducted in various countries throughout the world and is subject to tax in numerous jurisdictions. As a result, a significant number of tax returns are filed and subject to examination by various Federal, state and local tax authorities. Tax examinations are often complex, as tax authorities may disagree with the treatment of items reported and may require several years to resolve. Liabilities are established for possible assessments by tax authorities resulting from known tax exposures including, but not limited to, transfer pricing matters, tax credits and deductibility of certain expenses. Such liabilities represent a reasonable provision for taxes ultimately expected to be paid and may need to be adjusted over time as more information becomes known. The effect of changes in estimates related to contingent tax liabilities is included in the effective tax rate reconciliation above.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	Year Ended December 31,		
Dollars in Millions	2010	2009	2008
Balance at beginning of year	**$ 968**	$ 791	$ 1,058
Gross additions to tax positions related to current year	**57**	335	67
Gross reductions to tax positions related to current year	**—**	(11)	(28)
Gross additions to tax positions related to prior years	**177**	97	238
Gross reductions to tax positions related to prior years	**(196)**	(180)	(131)
Settlements	**(153)**	(37)	(17)
Reductions to tax positions related to lapse of statute	**(7)**	(29)	(378)
Cumulative translation adjustment	**(1)**	2	(18)
Balance at end of year	**$ 845**	$ 968	$ 791

Uncertain tax benefits reduce deferred tax assets to the extent the uncertainty directly related to that asset; otherwise, they are recognized as either current or non-current U.S. and foreign income taxes payable. The unrecognized tax benefits that, if recognized, would impact the effective tax rate were $818 million, $964 million and $675 million at December 31, 2010, 2009, and 2008, respectively.

Gross additions to tax positions related to the current year for the year ended December 31, 2009 include $287 million in tax reserves related to both the transfer of various international units to Mead Johnson prior to its IPO and the split-off transaction which is recognized in discontinued operations. Gross reductions to tax positions related to prior years for the year ended December 31, 2009 include $10 million in liabilities related to Mead Johnson.

Accrued interest and penalties for unrecognized tax benefits are classified as either current or non-current U.S. and foreign income taxes payable. Accrued interest related to unrecognized tax benefits were $51 million, $39 million, and $64 million at December 31, 2010, 2009, and 2008, respectively. Accrued penalties related to unrecognized tax benefits were $23 million, $19 million, and $20 million at December 31, 2010, 2009, and 2008, respectively.

Interest and penalties related to unrecognized tax benefits are classified as income tax expense. The expense/(benefit) related to interest on unrecognized tax benefits was expense of $12 million in 2010, and benefits of $25 million in 2009 and $17 million in 2008. The expense/(benefit) related to penalties on unrecognized tax benefits was expense of $4 million in 2010, and benefits of $1 million in 2009 and $7 million in 2008.

The Company is currently under examination by a number of tax authorities, including all of the major tax jurisdictions listed in the table below, which have proposed adjustments to tax for issues such as transfer pricing, certain tax credits and the deductibility of certain expenses. The Company estimates that it is reasonably possible that the total amount of unrecognized tax benefits at December 31, 2010 will decrease in the range of approximately $245 million to $275 million in the next twelve months as a result of the settlement of certain tax audits and other events. The expected change in unrecognized tax benefits, primarily settlement related, will involve the payment of additional taxes, the adjustment of certain deferred taxes and/or the recognition of tax benefits. The Company also anticipates that it is reasonably possible that new issues will be raised by tax authorities which may require increases to the balance of unrecognized tax benefits; however, an estimate of such increases cannot reasonably be made at this time. The Company believes that it has adequately provided for all open tax years by tax jurisdiction.

Income tax returns are filed in the U.S. Federal jurisdiction and various state and foreign jurisdictions. With few exceptions, the Company is subject to U.S. Federal, state and local, and non-U.S. income tax examinations by tax authorities. The following is a summary of major tax jurisdictions for which tax authorities may assert additional taxes based upon tax years currently under audit and subsequent years that will likely be audited:

U.S.	2005 to 2010
Canada	2001 to 2010
France	2008 to 2010
Germany	2007 to 2010
Italy	2006 to 2010
Mexico	2003 to 2010

Note 11 FAIR VALUE MEASUREMENT

The fair value of financial assets and liabilities are classified in one of the following categories:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

	December 31, 2010				December 31, 2009			
Dollars in Millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Available for Sale:								
U.S. Treasury Bills	$ 404	$ —	$ —	$ 404	$ —	$ —	$ —	$ —
U.S. Government Agency Securities	376	—	—	376	225	—	—	225
Equity Securities	6	—	—	6	11	—	—	11
Prime Money Market Funds	—	3,983	—	3,983	—	5,807	—	5,807
Corporate Debt Securities	—	2,011	—	2,011	—	837	—	837
Commercial Paper	—	521	—	521	—	518	—	518
FDIC Insured Debt Securities	—	356	—	356	—	252	—	252
U.S. Treasury Money Market Funds	—	4	—	4	—	218	—	218
U.S. Government Agency Money Market Funds	—	—	—	—	—	24	—	24
Auction Rate Securities	—	—	91	91	—	—	88	88
Floating Rate Securities (FRS)	—	—	19	19	—	—	91	91
Total available for sale assets	786	6,875	110	7,771	236	7,656	179	8,071
Derivatives:								
Interest Rate Swap Derivatives	—	234	—	234	—	165	—	165
Foreign Currency Forward Derivatives	—	26	—	26	—	21	—	21
Total derivative assets	—	260	—	260	—	186	—	186
Total assets at fair value	$ 786	$ 7,135	$ 110	$8,031	$ 236	$ 7,842	$ 179	$8,257
Derivatives:								
Foreign Currency Forward Derivatives	$ —	$ 48	$ —	$ 48	$ —	$ 31	$ —	$ 31
Interest Rate Swap Derivatives	—	—	—	—	—	5	—	5
Natural Gas Contracts	—	—	—	—	—	1	—	1
Total derivative liabilities	—	48	—	48	—	37	—	37
Total liabilities at fair value	$ —	$ 48	$ —	$ 48	$ —	$ 37	$ —	$ 37

A majority of the ARS, which are private placement securities with long-term nominal maturities, were rated 'A' by Standard and Poor's, and primarily represent interests in insurance securitizations. Valuation models are utilized that rely exclusively on Level 3 inputs due to the lack of observable market quotes for the ARS portfolio. These inputs are based on expected cash flow streams and collateral values including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The fair value of ARS was determined using internally developed valuations that were based in part on indicative bids received on the underlying assets of the securities and other evidence of fair value.

FRS are long-term debt securities with coupons that reset periodically against a benchmark interest rate. During 2010, $93 million of principal at par for FRS was received. There were no known reported defaults of the FRS. Due to the current lack of an active market for FRS and the general lack of transparency into their underlying assets, other qualitative analysis are relied upon to value FRS including discussion with brokers and fund managers, default risk underlying the security and overall capital market liquidity (Level 3 inputs). Declines in fair value are reported as a temporary loss in other comprehensive income because there are no intentions to sell these investments nor is it more likely than not that these investments will be required to be sold before recovery of their amortized cost basis.

For financial assets and liabilities that utilize Level 1 and Level 2 inputs, both direct and indirect observable price quotes are utilized, including LIBOR and EURIBOR yield curves, foreign exchange forward prices, NYMEX futures pricing and common stock price quotes. Below is a summary of valuation techniques for Level 1 and Level 2 financial assets and liabilities:

- **U.S. Treasury Bills, U.S. Government Agency Securities and U.S. Government Agency Money Market Funds** – valued at the quoted market price from observable pricing sources at the reporting date.
- **Equity Securities** – valued using quoted stock prices from New York Stock Exchange or National Association of Securities Dealers Automated Quotation System at the reporting date.
- **Prime Money Market Funds** – net asset value of $1 per share.
- **Corporate Debt Securities and Commercial Paper** – valued at the quoted market price from observable pricing sources at the reporting date.
- **FDIC Insured Debt Securities** – valued at the quoted market price from observable pricing sources at the reporting date.
- **U.S. Treasury Money Market Funds** – valued at the quoted market price from observable pricing sources at the reporting date.
- **Interest rate swap derivative assets and liabilities** – valued using LIBOR and EURIBOR yield curves, less credit valuation adjustments, at the reporting date. Counterparties to these contracts are highly-rated financial institutions, none of which experienced any significant downgrades during 2010. Valuations may fluctuate considerably from period-to-period due to volatility in underlying interest rates, driven by market conditions and the duration of the swap. In addition, credit valuation adjustment volatility may have a significant impact on the valuation of interest rate swaps due to changes in counterparty credit ratings and credit default swap spreads.
- **Foreign currency forward derivative assets and liabilities** – valued using quoted forward foreign exchange prices at the reporting date. Counterparties to these contracts are highly-rated financial institutions, none of which experienced any significant downgrades during 2010. Valuations may fluctuate considerably from period-to-period due to volatility in the underlying foreign currencies. A majority of foreign currency forward derivatives mature within two years and counterparty credit risk is not considered significant.

Note 12 CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

Cash and cash equivalents were $5,033 million at December 31, 2010 and $7,683 million at December 31, 2009 and consisted of prime money market funds, government agency securities and treasury securities. Cash equivalents primarily consist of highly liquid investments with original maturities of three months or less at the time of purchase and are recorded at cost, which approximates fair value.

The following table summarizes current and non-current marketable securities, accounted for as "available for sale" debt securities and equity securities:

	December 31, 2010				December 31, 2009			
Dollars in Millions	Amortized Cost Basis	Unrealized Gain in Accumulated OCI	Unrealized Loss in Accumulated OCI	Fair Value	Amortized Cost Basis	Unrealized Gain in Accumulated OCI	Unrealized Loss in Accumulated OCI	Fair Value
Current marketable securities:								
Certificates of deposit	$ 1,209	$ —	$ —	$ 1,209	$ 501	$ —	$ —	$ 501
Corporate debt securities	525	2	—	527	—	—	—	—
Commercial Paper	482	—	—	482	205	—	—	205
FDIC insured debt securities	50	—	—	50	—	—	—	—
U.S. government agency securities	—	—	—	—	125	—	—	125
Total current	$ 2,266	$ 2	$ —	$ 2,268	$ 831	$ —	$ —	$ 831
Non-current marketable securities:								
Corporate debt securities	$ 1,470	$ 24	$ (10)	$ 1,484	$ 834	$ 5	$ (2)	$ 837
U.S. Treasury Bills	400	4	—	404	—	—	—	—
U.S. government agency securities	375	1	—	376	100	—	—	100
FDIC insured debt securities	303	3	—	306	252	—	—	252
Auction rate securities	80	11	—	91	80	8	—	88
Floating rate securities[(1)]	21	—	(2)	19	113	—	(22)	91
Other	1	—	—	1	1	—	—	1
Total non-current	$ 2,650	$ 43	$ (12)	$ 2,681	$ 1,380	$ 13	$ (24)	$ 1,369
Other assets:								
Equity securities	$ 6	$ —	$ —	$ 6	$ 11	$ —	$ —	$ 11

(1) All FRS have been in an unrealized loss position for 12 months or more at December 31, 2010.

The following table summarizes the activity for financial assets utilizing Level 3 fair value measurements:

	2010			2009			
	Non-current			Current	Non-current		
Dollars in Millions	FRS	ARS	Total	FRS	FRS	ARS	Total
Fair value at January 1	$ 91	$ 88	$ 179	$ 109	$ 94	$ 94	$ 297
Sales and settlements	(93)	—	(93)	(115)	(26)	(14)	(155)
Unrealized gains/(losses)	21	3	24	6	23	8	37
Fair value at December 31	$ 19	$ 91	$ 110	$ —	$ 91	$ 88	$ 179

At December 31, 2010, $2,510 million of non-current "available for sale" corporate debt securities, U.S. government agency securities, U.S. Treasury Bills, FDIC insured debt securities and floating rate securities mature within five years and $80 million of corporate debt securities mature within six to 10 years. All auction rate securities mature beyond 10 years.

Note 13 RECEIVABLES

Receivables include:

Dollars in Millions	December 31, 2010	2009
Trade receivables	**$ 2,092**	$ 2,000
Less allowances	**107**	103
Net trade receivables	**1,985**	1,897
Alliance partners receivables	**1,076**	870
Prepaid and refundable income taxes	**223**	103
Miscellaneous receivables	**196**	294
Receivables	**$ 3,480**	$ 3,164

Receivables are netted with deferred income related to alliance partners until recognition of income. As a result, alliance partner receivables and deferred income were reduced by $734 million and $730 million at December 31, 2010 and 2009, respectively. For additional information regarding alliance partners, see Note 2 "Alliances and Collaborations." Non-U.S. receivables sold on a nonrecourse basis were $932 million and $660 million in 2010 and 2009, respectively. In the aggregate, receivables due from three pharmaceutical wholesalers in the U.S. represented 51% and 47% of total trade receivables at December 31, 2010 and 2009, respectively.

In the second quarter of 2010, the government of Greece announced that it intends to convert certain past due receivables from government run hospitals into non-interest bearing notes to be paid over one to three year periods. At December 31, 2010, the notes were in the process of being issued, and receivables of €39 million ($51 million) are included in other long-term assets. A $10 million charge attributed to the imputed discount on the expected non-interest bearing notes over the expected collection period was recognized during 2010 in other (income)/expense.

Changes to the allowances were as follows:

Dollars in Millions	Year Ended December 31, 2010	2009	2008
Balance at beginning of year	**$ 103**	$ 128	$ 180
Provision for bad debt, charge-backs and discounts	**864**	776	829
Bad debts written-off/payment for charge-backs and discounts	**(860)**	(800)	(835)
Discontinued operations	—	(1)	(46)
Balance at end of year	**$ 107**	$ 103	$ 128

Note 14 INVENTORIES

Inventories include:

Dollars in Millions	December 31, 2010	2009
Finished goods	**$ 397**	$ 580
Work in process	**608**	630
Raw and packaging materials	**199**	203
Inventories	**$ 1,204**	$ 1,413

Inventories expected to remain on-hand beyond one year were $297 million and $249 million at December 31, 2010 and 2009, respectively, and are included in non-current other assets. In addition, $44 million of these inventories currently cannot be sold in the U.S. until the U.S. Food and Drug Administration (FDA) approves a manufacturing process change. Inventories in non-current assets include capitalized costs related to production of products for programs in Phase III development subject to final FDA approval of $59 million and $49 million at December 31, 2010 and 2009, respectively. The status of the regulatory approval process and the probability of future sales were considered in assessing the recoverability of these costs.

Note 15 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes:

Dollars in Millions	December 31, 2010	2009
Land	**$ 133**	$ 142
Buildings	**4,565**	4,350
Machinery, equipment and fixtures	**3,423**	3,563
Construction in progress	**139**	840
Gross property, plant and equipment	**8,260**	8,895
Less accumulated depreciation	**3,596**	3,840
Property, plant and equipment	**$ 4,664**	$ 5,055

Depreciation expense was $473 million in 2010, $469 million in 2009 and $562 million in 2008, of which $51 million in 2009 and $50 million in 2008 was included in discontinued operations. Capitalized interest was $8 million in 2010, $13 million in 2009 and $23 million in 2008.

Note 16 GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill by segment were as follows:

Dollars in Millions	BioPharmaceuticals	Other	Total
Balance at January 1, 2009	$ 4,710	$ 117	$ 4,827
Medarex acquisition	508	—	508
Mead Johnson split-off	—	(117)	(117)
Balance at December 31, 2009	5,218	—	5,218
ZymoGenetics acquisition	15	—	15
Balance at December 31, 2010	$ 5,233	$ —	$ 5,233

Other intangible assets include:

Dollars in Millions	Estimated Useful Lives	December 31, 2010 Gross Carrying Amount	December 31, 2010 Accumulated Amortization	December 31, 2010 Net Carrying Amount	December 31, 2009 Gross Carrying Amount	December 31, 2009 Accumulated Amortization	December 31, 2009 Net Carrying Amount
Licenses	2 – 15 years	$ 965	$ 368	$ 597	$ 963	$ 299	$ 664
Technology	9 – 15 years	1,562	1,001	561	1,364	905	459
Capitalized software	3 – 10 years	1,140	841	299	1,037	770	267
Total finite-lived intangible assets		3,667	2,210	1,457	3,364	1,974	1,390
In-process research and development (Note 5)		1,913	—	1,913	1,475	—	1,475
Total other intangible assets		$ 5,580	$ 2,210	$ 3,370	$ 4,839	$ 1,974	$ 2,865

Changes in other intangible assets were as follows:

Dollars in Millions	2010	2009	2008
Other intangible assets carrying amount at January 1	**$ 2,865**	$ 1,151	$ 1,330
Capitalized software and other additions	**107**	96	138
ZymoGenetics acquisition	**678**	—	—
Medarex acquisition	—	1,910	—
Mead Johnson split-off	—	(50)	—
Sale of ConvaTec	—	—	(21)
Amortization – licenses and technology	**(199)**	(170)	(170)
Amortization – capitalized software	**(72)**	(68)	(84)
Impairment charges	**(10)**	—	(40)
Other	**1**	(4)	(2)
Other intangible assets carrying amount at December 31	**$ 3,370**	$ 2,865	$ 1,151

Amortization expense included in discontinued operations was $9 million in 2009 and $12 million in 2008.

Expected future amortization expense of the December 31, 2010 finite-lived other intangible assets is $293 million in 2011, $259 million in 2012, $177 million in 2013, $163 million in 2014 and $130 million in 2015 and $435 million thereafter.

Note 17 ACCRUED EXPENSES

Accrued expenses include:

Dollars in Millions	December 31, 2010	December 31, 2009
Employee compensation and benefits	**$ 718**	$ 659
Royalties	**576**	570
Accrued research and development	**411**	473
Restructuring—current	**108**	142
Pension and postretirement benefits	**47**	43
Accrued litigation	**54**	39
Other	**826**	859
Total accrued expenses	**$ 2,740**	$ 2,785

Note 18 SALES REBATES AND RETURN ACCRUALS

Reductions to trade receivables and listing of accrued rebates and returns liabilities are as follows:

Dollars in Millions	December 31, 2010	December 31, 2009
Charge-backs related to government programs	**$ 48**	$ 42
Cash discounts	**29**	26
Reductions to trade receivables	**$ 77**	$ 68
Managed healthcare rebates and other contract discounts	**$ 216**	$ 199
Medicaid rebates	**327**	166
Sales returns	**187**	169
Other adjustments	**127**	88
Accrued rebates and returns	**$ 857**	$ 622

Note 19 DEFERRED INCOME

Deferred income includes:

Dollars in Millions	December 31, 2010	December 31, 2009
Upfront licensing and milestone receipts	**$ 797**	$ 815
Atripla deferred revenue	**227**	68
Gain on sale-leaseback transactions	**147**	180
Other	**126**	123
Total deferred income	**$ 1,297**	$ 1,186
Current portion	**$ 402**	$ 237
Non-current portion	**895**	949

Upfront licensing and milestone receipts are being amortized over the expected life of the product. See Note 2 "Alliances and Collaborations" for information pertaining to revenue recognition and other transactions with alliances and collaborations. The deferred gain on sale-leaseback transactions relates to several sale-leaseback transactions which is being amortized over the remaining lease terms of the related facilities through 2018 and was $27 million in 2010, $28 million in 2009 and $25 million in 2008. See Note 25 "Leases" for information pertaining to gain on sale-leasebacks transactions.

Note 20 EQUITY

Changes in common shares, treasury stock and capital in excess of par value of stock were as follows:

Dollars and Shares in Millions	Common Shares Issued	Treasury Stock	Cost of Treasury Stock	Capital in Excess of Par Value of Stock
Balance at January 1, 2008	2,205	226	$ (10,584)	$ 2,625
Employee stock compensation plans	—	—	18	132
Balance at December 31, 2008	2,205	226	(10,566)	2,757
Mead Johnson IPO	—	—	—	942
Adjustments to the Mead Johnson net asset transfer	—	—	—	(7)
Mead Johnson split-off	—	269	(6,921)	—
Employee stock compensation plans	—	(4)	123	76
Balance at December 31, 2009	2,205	491	(17,364)	3,768
Stock repurchase program	—	23	(587)	—
Employee stock compensation plans	—	(13)	497	(86)
Balance at December 31, 2010	2,205	501	$ (17,454)	$ 3,682

The accumulated balances related to each component of other comprehensive income/(loss) (OCI), net of taxes, were as follows:

Dollars in Millions	Foreign Currency Translation	Derivatives Qualifying as Effective Hedges	Pension and Other Postretirement Benefits	Available for Sale Securities	Accumulated Other Comprehensive Income/(Loss)
Balance at January 1, 2008	$ (325)	$ (37)	$ (973)	$ (126)	$ (1,461)
Other comprehensive income/(loss)	(99)	51	(1,285)	75	(1,258)
Balance at December 31, 2008	(424)	14	(2,258)	(51)	(2,719)
Other comprehensive income/(loss)	81	(44)	100	41	178
Balance at December 31, 2009	(343)	(30)	(2,158)	(10)	(2,541)
Other comprehensive income/(loss)	121	10	(5)	44	170
Balance at December 31, 2010	$ (222)	$ (20)	$ (2,163)	$ 34	$ (2,371)

The reconciliation of noncontrolling interest was as follows:

Dollars in Millions	**2010**	2009	2008
Balance at January 1	**$ (58)**	$ (33)	$ (27)
Mead Johnson IPO	**—**	(160)	—
Adjustments to the Mead Johnson net asset transfer	**—**	7	—
Mead Johnson split-off	**—**	105	—
Net earnings attributable to noncontrolling interest	**2,091**	1,808	1,468
Other comprehensive income attributable to noncontrolling interest	**—**	10	—
Distributions	**(2,108)**	(1,795)	(1,474)
Balance at December 31	**$ (75)**	$ (58)	$ (33)

Noncontrolling interest is primarily related to the partnerships with sanofi for the territory covering the Americas for net sales of Plavix. Net earnings attributable to noncontrolling interest are presented net of taxes of $683 million in 2010, $589 million in 2009 and $472 million in 2008, in the consolidated statements of earnings with a corresponding increase to the provision for income taxes. Distribution of the partnership profits to sanofi and sanofi's funding of ongoing partnership operations occur on a routine basis and are included within operating activities in the consolidated statements of cash flows. The above activity includes the pre-tax income and distributions related to these partnerships. Net earnings from noncontrolling interest included in discontinued operations was $69 million in 2009 and $7 million in 2008.

Treasury stock is recognized at the cost to reacquire the shares. Treasury shares acquired from the Mead Johnson split-off were recognized at the fair value of the stock as of the split-off date. Shares issued from treasury are recognized utilizing the first-in first-out method.

In May 2010, the Board of Directors authorized the repurchase of up to $3.0 billion of common stock. Repurchases may be made either in the open market or through private transactions, including under repurchase plans established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The stock repurchase program does not have an expiration date but is expected to take place over the next few years. It may be suspended or discontinued at any time. During 2010, the Company repurchased 23 million shares at the average price of approximately $25.50 per share for an aggregate cost of $587 million which includes $1 million of transaction fees.

Note 21 PENSION, POSTRETIREMENT AND POSTEMPLOYMENT LIABILITIES

The Company and certain of its subsidiaries sponsor defined benefit pension plans, defined contribution plans and termination indemnity plans for regular full-time employees. The principal defined benefit pension plan is the Bristol-Myers Squibb Retirement Income Plan, which covers most U.S. employees and which represents approximately 70% of the consolidated pension plan assets and obligations. The funding policy is to contribute amounts to fund past service liability . Plan benefits are based primarily on the participant's years of credited service and final average compensation. Plan assets consist principally of equity and fixed-income securities.

Comprehensive medical and group life benefits are provided for substantially all U.S. retirees who elect to participate in comprehensive medical and group life plans. The medical plan is contributory. Contributions are adjusted periodically and vary by date of retirement. The life insurance plan is noncontributory. Plan assets consist principally of equity and fixed-income securities. Similar plans exist for employees in certain countries outside of the U.S.

The net periodic benefit cost of defined benefit pension and postretirement benefit plans includes:

	Pension Benefits			Other Benefits		
Dollars in Millions	**2010**	2009	2008	**2010**	2009	2008
Service cost — benefits earned during the year	**$ 44**	$ 178	$ 227	**$ 6**	$ 6	$ 7
Interest cost on projected benefit obligation	**347**	381	389	**30**	37	38
Expected return on plan assets	**(453)**	(453)	(469)	**(24)**	(19)	(28)
Amortization of prior service cost/(benefit)	**—**	4	10	**(3)**	(3)	(3)
Amortization of net actuarial loss	**95**	94	98	**10**	10	5
Net periodic benefit cost	**33**	204	255	**19**	31	19
Curtailments	**5**	24	1	**—**	—	(2)
Settlements	**22**	29	36	**—**	—	—
Special termination benefits	**1**	—	14	**—**	—	2
Total net periodic benefit cost	**$ 61**	$ 257	$ 306	**$ 19**	$ 31	$ 19
Continuing operations	**$ 61**	$ 242	$ 256	**$ 19**	$ 28	$ 17
Discontinued operations	**—**	15	50	**—**	3	2
Total net periodic benefit cost	**$ 61**	$ 257	$ 306	**$ 19**	$ 31	$ 19

The U.S. Retirement Income Plan and several other plans were amended during June 2009. The amendments eliminate the crediting of future benefits relating to service effective December 31, 2009. Salary increases will continue to be considered for an additional five-year period in determining the benefit obligation related to prior service. The plan amendments were accounted for as a curtailment. As a result, the applicable plan assets and obligations were remeasured. The remeasurement resulted in a $455 million reduction to accumulated OCI ($295 million net of taxes) and a corresponding decrease to the unfunded status of the plan due to the curtailment, updated plan asset valuations and a change in the discount rate from 7.0% to 7.5%. A curtailment charge of $25 million was also recognized in other (income)/expense during the second quarter of 2009 for the remaining amount of unrecognized prior service cost. In addition, all participants were reclassified as inactive for benefit plan purposes and actuarial gains and losses will be amortized over the expected weighted-average remaining lives of plan participants (32 years).

In connection with the plan amendment, contributions to principal defined contribution plans in the U.S. and Puerto Rico increased effective January 1, 2010. The net impact of the above actions is expected to reduce the future retiree benefit costs, although future costs will continue to be subject to market conditions and other factors including actual and expected plan asset performance, interest rate fluctuations and lump-sum benefit payments.

In 2009, certain plan assets and related obligations were transferred from the U.S. Retirement Income Plan and several other plans to new plans sponsored by Mead Johnson for active Mead Johnson participants resulting in a $170 million reduction to accumulated OCI ($110 million net of taxes) in the first quarter of 2009 and a corresponding decrease to the unfunded status of the plan due to updated plan asset valuations and a change in the discount rate from 6.5% to 7.0%.

The net actuarial loss and prior service cost expected to be amortized from accumulated OCI into net periodic benefit cost in 2011 are:

Dollars in Millions	Pension Benefits	Other Benefits
Amortization of net actuarial loss	$ 112	$ 9
Amortization of prior service cost/(benefit)	—	(2)
	$ 112	$ 7

Changes in defined benefit and postretirement benefit plan obligations, assets, funded status and amounts recognized in the consolidated balance sheets were as follows:

	Pension Benefits		Other Benefits	
Dollars in Millions	**2010**	2009	**2010**	2009
Benefit obligations at beginning of year	**$ 6,386**	$ 6,068	**$ 579**	$ 569
Service cost—benefits earned during the year	**44**	178	**6**	6
Interest cost	**347**	381	**30**	37
Plan participants' contributions	**3**	3	**25**	25
Curtailments	**2**	(153)	**—**	—
Settlements	**(50)**	(61)	**—**	—
Actuarial losses/(gains)	**397**	685	**16**	40
Transfer to Mead Johnson	**—**	(310)	**—**	(21)
Retiree Drug Subsidy	**—**	—	**10**	7
Benefits paid	**(377)**	(491)	**(78)**	(87)
Special termination benefits	**1**	—	**—**	—
Exchange rate (gains)/losses	**(49)**	86	**1**	3
Benefit obligations at end of year	**$ 6,704**	$ 6,386	**$ 589**	$ 579
Fair value of plan assets at beginning of year	**$ 5,103**	$ 4,152	**$ 278**	$ 230
Actual return on plan assets	**697**	848	**37**	48
Employer contributions	**431**	789	**43**	55
Plan participants' contributions	**3**	3	**25**	25
Settlements	**(50)**	(61)	**—**	—
Transfer to Mead Johnson	**—**	(209)	**—**	—
Retiree Drug Subsidy	**—**	—	**10**	7
Benefits paid	**(377)**	(491)	**(78)**	(87)
Exchange rate losses/(gains)	**(41)**	72	**—**	—
Fair value of plan assets at end of year	**$ 5,766**	$ 5,103	**$ 315**	$ 278
Funded status	**$ (938)**	$ (1,283)	**$ (274)**	$ (301)
Assets/Liabilities recognized:				
Other assets	**$ 37**	$ 23	**$ —**	$ —
Accrued expenses	**(33)**	(30)	**(13)**	(13)
Pension and other postretirement liabilities (accrued benefit cost)	**(942)**	(1,276)	**(261)**	(288)
Funded status	**$ (938)**	$ (1,283)	**$ (274)**	$ (301)
Recognized in accumulated other comprehensive loss:				
Net actuarial loss	**$ 3,150**	$ 3,115	**$ 151**	$ 157
Net obligation at adoption	**1**	1	**—**	—
Prior service cost/(benefit)	**—**	3	**(10)**	(12)
Total	**$ 3,151**	$ 3,119	**$ 141**	$ 145

The above table includes activity related to Mead Johnson pension and postretirement plans for 2009. As part of the separation activities, certain defined benefit pension and postretirement plan assets and liabilities were transferred to separate Mead Johnson sponsored defined benefit pension and postretirement plans, with the final transfers occurring in December 2009. The related plan assets and liabilities for transferring participants were allocated based on assumptions as set forth in a plan transfer agreement.

The accumulated benefit obligation for all defined benefit pension plans was $6,407 million and $5,908 million at December 31, 2010 and 2009, respectively.

Additional information related to pension plans was as follows:

Dollars in Millions	2010	2009
Pension plans with projected benefit obligations in excess of plan assets:		
Projected benefit obligation	**$ 6,436**	$ 6,269
Fair value of plan assets	**5,461**	4,963
Pension plans with accumulated benefit obligations in excess of plan assets:		
Accumulated benefit obligation	**$ 6,112**	$ 5,605
Fair value of plan assets	**5,415**	4,756

Actuarial Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

	Pension Benefits		Other Benefits	
	2010	2009	**2010**	2009
Discount rate	**5.19%**	5.62%	**4.79%**	5.53%
Rate of compensation increase	**2.39%**	3.61%	**2.03%**	3.50%

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	Pension Benefits			Other Benefits		
	2010	2009	2008	**2010**	2009	2008
Discount rate	**5.61%**	6.89%	6.47%	**5.53%**	7.03%	6.46%
Expected long-term return on plan assets	**8.26%**	8.24%	8.29%	**8.75%**	8.75%	8.75%
Rate of compensation increase	**3.70%**	3.58%	3.70%	**3.54%**	3.49%	3.60%

The yield on high quality corporate bonds that matches the duration of the benefit obligations is used in determining the discount rate. The Citigroup Pension Discount curve is used in developing the discount rate for the U.S. plans.

Several factors are considered in developing the expected return on plan assets, including long-term historical returns and input from external advisors. Individual asset class return forecasts were developed based upon market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted-average of the target asset allocation of each individual asset class. Historical long-term actual annualized returns for U.S. pension plans were as follows:

	2010	**2009**	**2008**
10 years	**4.7%**	3.6%	3.4%
15 years	**7.9%**	8.4%	7.1%
20 years	**9.3%**	8.4%	8.3%

The expected return on plan assets was determined using the expected rate of return and a calculated value of assets, referred to as the "market-related value." The fair value of plan assets exceeds the market-related value by $313 million at December 31, 2010. The market-related value exceeds the fair value of plan assets by $222 million at December 31, 2009. The change was primarily driven by asset gains in 2010 and 2009 offset by the full recognition of significant losses incurred on plan assets in 2008. Differences between the assumed and actual returns are amortized to the market-related value on a straight-line basis over a three-year period.

Gains and losses have resulted from changes in actuarial assumptions (such as changes in the discount rate) and from differences between assumed and actual experience (such as differences between actual and assumed returns on plan assets). These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent they exceed 10% of the higher of the market-related value or the projected benefit obligation for each respective plan. As a result, approximately $400 million related to pension benefits is not expected to be amortized during 2011. The majority of the remaining actuarial losses are amortized over the life expectancy of the plans' participants for U.S. plans and expected remaining service periods for most other plans.

Assumed healthcare cost trend rates at December 31 were as follows:

	2010	2009	2008
Healthcare cost trend rate assumed for next year	**7.90%**	8.38%	8.91%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**4.51%**	4.51%	4.52%
Year that the rate reaches the ultimate trend rate	**2018**	2018	2017

Assumed healthcare cost trend rates have an effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

Dollars in Millions	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 2	$ (1)
Effect on postretirement benefit obligation	47	(23)

Plan Assets

The fair value of pension and postretirement plan assets by asset category at December 31, 2010 and 2009 was as follows:

	December 31, 2010				December 31, 2009			
Dollars in Millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity Funds	$ 237	$ 1,665	$ 7	$ 1,909	$ 215	$ 1,516	$ 8	$ 1,739
Equity Securities	1,752	—	—	1,752	1,509	—	—	1,509
Fixed Income Funds	181	367	—	548	139	322	—	461
Venture Capital and Limited Partnerships	—	—	415	415	—	—	391	391
Government Mortgage Backed Securities	—	391	—	391	—	285	—	285
Corporate Debt Securities	—	309	14	323	—	294	18	312
Short-Term Investment Funds	—	244	—	244	—	219	—	219
U.S. Treasury and Agency Securities	26	112	—	138	131	9	—	140
Insurance Contracts	—	—	144	144	—	—	141	141
Collateralized Mortgage Obligation Bonds	—	87	10	97	—	79	13	92
Event Driven Hedge Funds	—	86	—	86	—	63	—	63
Asset Backed Securities	—	24	7	31	—	11	6	17
State and Municipal Bonds	—	24	—	24	—	10	—	10
Real Estate	—	11	—	11	—	8	8	16
Cash and Cash Equivalents	(32)	—	—	(32)	(14)	—	—	(14)
Total plan assets at fair value	$ 2,164	$ 3,320	$ 597	$ 6,081	$ 1,980	$ 2,816	$ 585	$ 5,381

Fair value is determined based on observable market quotes or valuation models using assessments of counterparty credit worthiness, credit default risk or underlying security and overall capital market liquidity. Transfers between fair value levels are recognized at the beginning of the reporting period. The investment valuation policies per investment class are as follows:

Equity Funds – Securities classified as Level 1 include publicly traded equities traded on a national securities exchange which are valued at their last reported sales price at the reporting date. Securities classified as Level 2 are valued at the net asset value of the shares held at year end, which is based on the fair value of the underlying investments. Level 3 equity funds are valued at estimated fair value. The estimated fair value is based on the fair value of the underlying investment values or cost plus or minus accumulated earnings or losses which approximates fair value.

Equity Securities – Securities classified as Level 1 include publicly traded equities traded on a national securities exchange which are valued at their last reported sales price at the reporting date. Publicly traded equities traded in the over-the-counter market are valued at the last reported bid price at the reporting date.

Fixed Income Funds – Securities classified as Level 1 include publicly traded equities traded on a national securities exchange which are valued at their last reported sales price at the reporting date. Securities classified as Level 2 are valued at the net asset value of the shares held at year end, which is based on the fair value of the underlying investments.

Venture Capital and Limited Partnerships – Interests classified as Level 3 are carried at the estimated fair value. The estimated fair value is based on the fair value of the underlying investment values or cost plus or minus accumulated earnings or losses which approximates fair value.

Government Mortgage Backed Securities – Securities classified as Level 2 are valued at the quoted market price from broker or dealer quotations from transparent pricing sources at the reporting date.

Corporate Debt Securities – Securities classified as Level 2 are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields and credit ratings. Securities classified as Level 3 are valued from estimated bids from brokers or other third party vendor sources that utilize expected cash flow streams and other data including counterparty credit quality, default risk, discount rates and the overall capital market liquidity.

Short-Term Investment Funds – Securities classified as Level 2 are valued at the net asset value of the shares held at year end, which is based on the fair value of the underlying investments. Short term investments are primarily invested in short term money market instruments.

U.S. Treasury and Agency Securities – Securities classified as Level 1 are valued at quoted market prices from observable pricing sources at the reporting date. Securities classified as Level 2 are valued at the quoted market price from broker or dealer quotations from transparent pricing sources at the reporting date.

Insurance Contracts – Interests classified as Level 3 are carried at contract value, which approximates the estimated fair value. The estimated fair value is based on the fair value of the underlying investment of the insurance company. Insurance contracts are held by certain non-U.S. pension plans.

Collateralized Mortgage Obligation Bonds – Securities classified as Level 2 are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields, credit ratings and purpose of the underlying loan. Securities classified as Level 3 are valued from estimated bids from brokers or other third-party vendor sources that utilize expected cash flow streams and other data including counterparty credit quality, default risk, discount rates and the overall capital market liquidity.

Event Driven Hedge Funds – Securities classified as Level 2 are valued at the net asset value of the shares held at year end, which is based on the fair value of the underlying investments. Event driven hedge funds primarily invest in long, short and relative country positions in various strategies including global fixed income, global currencies, global equities, commodities, emerging market debt, and inflation-indexed bonds.

Asset Backed Securities – Securities classified as Level 2 are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields, credit ratings and purpose of the underlying loan. Securities classified as Level 3 are valued from estimated bids from brokers or other third-party vendor sources that utilize expected cash flow streams and other data including counterparty credit quality, default risk, discount rates and the overall capital market liquidity.

State and Municipal Bonds – Securities classified as Level 2 are valued at the quoted market price from broker or dealer quotations from transparent pricing sources at the reporting date.

Real Estate – Interests classified as Level 2 are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable investments. Interests classified as Level 3 are valued at the net asset value of the shares held at year end, which is based on the fair value of the underlying investments.

Cash and Cash Equivalents – Securities classified as Level 1 are highly liquid investments with original maturities of three months or less at the time of purchase and are recognized at cost, which approximates fair value. Pending trade sales and purchases are included in cash and cash equivalents until final settlement.

The following summarizes the activity for financial assets utilizing Level 3 fair value measurements:

Dollars in Millions	Equity Funds	Corporate Debt Securities	Collateralized Mortgage Obligation Bonds	Asset Backed Securities	Real Estate	Venture Capital and Limited Partnerships	Insurance Contracts	Total
Fair value at January 1, 2009	$ 11	$ 16	$ 16	$ 6	$ 13	$ 373	$ 144	$ 579
Purchases, sales, issuances, and settlements, net	(2)	(4)	(6)	(1)	—	1	(7)	(19)
Realized (losses)/gains	(2)	(2)	—	—	—	16	2	14
Unrealized gains/(losses)	1	8	3	1	(5)	1	2	11
Fair value at December 31, 2009	8	18	13	6	8	391	141	585
Purchases, sales, issuances, and settlements, net	(1)	(6)	(5)	—	(8)	(25)	(11)	(56)
Realized (losses)/gains	—	—	—	(1)	(1)	34	—	32
Unrealized gains	—	2	2	2	1	15	14	36
Fair value at December 31, 2010	$ 7	$ 14	$ 10	$ 7	$ —	$ 415	$ 144	$ 597

The investment strategy emphasizes equities in order to achieve higher expected returns and lower expenses and required cash contributions over the long-term. A target asset allocation of 70% public equity (58% U.S. and 12% international), 8% private equity and 22% fixed income is maintained for the U.S. pension plans. Cash contributions and benefit payments are used to rebalance back to the targets as necessary. Investments are well diversified within each of the three major asset categories. Approximately 81% of the U.S. pension plans equity investments are actively managed. Venture capital and limited partnerships is typically valued on a three month lag. Bristol-Myers Squibb Company common stock represents less than 1% of the plan assets at December 31, 2010 and 2009.

Contributions

Contributions to the U.S. pension plans were $341 million in 2010, $656 million in 2009 (including $27 million by Mead Johnson) and $250 million in 2008. Contributions to the U.S. pension plans are expected to approximate $330 million during 2011, of which $300 million was contributed in January 2011.

Contributions to the international pension plans were $90 million in 2010, $133 million in 2009 and $176 million in 2008. Contributions to the international plans are expected to range from $75 million to $90 million in 2011.

Estimated Future Benefit Payments

		Other Benefits		
Dollars in Millions	Pension Benefits	Gross	Medicare Subsidy	Net
2011	$ 356	$ 65	$ 10	$ 55
2012	376	63	10	53
2013	384	62	11	51
2014	399	61	12	49
2015	399	59	12	47
Years 2016 – 2020	2,042	262	46	216

Savings Plan

The principal defined contribution plan is the Bristol-Myers Squibb Savings and Investment Program. The contribution is based on employee contributions and the level of Company match. The qualified defined contribution plans were amended to allow for increased matching and additional Company contributions effective in 2010. The expense related to the plan was $188 million in 2010, $50 million in 2009 and $58 million in 2008.

Post Employment Benefit Plan

Post-employment liabilities for long-term disability benefits were $92 million and $93 million at December 31, 2010 and 2009, respectively. The expense related to these benefits was $18 million in 2010, $21 million in 2009 and $26 million in 2008.

Termination Indemnity Plans

Statutory termination obligations in Europe are recognized on an undiscounted basis assuming employee termination at each measurement date. The liability recognized for these obligations was $25 million at December 31, 2010 and $49 million at December 31, 2009.

Note 22 EMPLOYEE STOCK BENEFIT PLANS

Employee Stock Plans

On May 1, 2007, the shareholders approved the 2007 Stock Award and Incentive Plan (the 2007 Plan). The 2007 Plan replaced the 2002 Stock Incentive Plan (the 2002 Plan) that expired on May 31, 2007. The 2007 Plan provides for 42 million new shares of common stock reserved for delivery to participants, plus shares remaining available for new grants under the 2002 Plan and shares recaptured from outstanding awards under the 2002 Plan. Only shares actually delivered to participants in connection with an award after all restrictions have lapsed will reduce the number of shares reserved. Shares tendered in a prior year to pay the purchase price of options and shares previously utilized to satisfy withholding tax obligations upon exercise continue to be available and reserved. Shares of common stock reserved for issuance pursuant to stock plans, options and conversions of preferred stock were 331 million and 346 million at December 31, 2010 and 2009, respectively. Shares available to be granted for the active plans were 103 million and 92 million at December 31, 2010 and 2009, respectively, adjusted for the combination of plans. Shares for the stock option exercise and share unit vesting are issued from treasury stock.

Under the 2007 Plan and the 2002 Plan, executive officers and key employees may be granted options to purchase common stock at no less than the market price on the date the option is granted. Options generally become exercisable in installments of 25% per year on each of the first through the fourth anniversaries of the grant date and have a maximum term of 10 years. Additionally, the plan provides for the granting of stock appreciation rights whereby the grantee may surrender exercisable rights and receive common stock and/or cash measured by the excess of the market price of the common stock over the option exercise price.

The 2007 Plan and the 2002 Plan provide for the granting of common stock to key employees, subject to restrictions as to continuous employment. Restrictions expire over a four year period from date of grant. Compensation expense is recognized over the restricted period. Restricted stock units have been granted instead of restricted stock since 2007. A stock unit is a right to receive stock at the end of the specified vesting period but has no voting rights.

Beginning in 2010, market share units were granted to certain executives under the 2007 Plan. Vesting of market share units is conditioned upon continuous employment until vesting date and the payout factor equals at least 60%. The payout factor is the share price on vesting date divided by share price on award date, with a maximum of 200%. The share price used in the payout factor is calculated using an average of the closing prices on the grant or vest date, and the nine trading days immediately preceding the grant or vest date. Vesting occurs 25% per year over four years.

The 2007 Plan and the 2002 Plan also incorporated long-term performance awards. These awards have a three year cycle and are delivered in the form of a target number of performance share units. The number of shares ultimately issued is calculated based on actual performance compared to earnings targets and other performance criteria established at the beginning of the performance period. The awards have annual goals with a maximum payout of 167.5%. If threshold targets are not met for a performance period, no payment is made under the plan for that annual period.

Stock-based compensation expense was as follows:

	Years Ended December 31,		
Dollars in Millions	2010	2009	2008
Stock options	$ 50	$ 78	$ 79
Restricted stock	83	76	82
Market share units	13	—	—
Long-term performance awards	47	29	20
Total stock-based compensation expense	$ 193	$ 183	$ 181
Continuing operations	$ 193	$ 165	$ 167
Discontinued operations	—	18	14
Total stock-based compensation expense	$ 193	$ 183	$ 181
Deferred tax benefit related to stock-based compensation expense	$ 63	$ 60	$ 59

The alternative method to determine the pool of excess tax benefits was elected.

Stock Options

Stock option activities were as follows:

Shares in Millions	Shares of Common Stock Issued Under Plan	Weighted-Average Exercise Price of Shares
Balance at January 1, 2010	132	$ 29.91
Exercised	(11)	22.02
Expired or forfeited	(16)	41.39
Balance at December 31, 2010	105	29.02

At December 31, 2010, unrecognized compensation cost related to stock options was $39 million and is expected to be recognized over a weighted-average period of 1.8 years. Beginning in 2010, the Company stopped granting stock options as a form of compensation and now grants additional restricted stock units and market share units.

Additional information related to stock option grants and exercises under both the 2007 Plan and the 2002 Plan are summarized as follows:

Amounts in Millions, except per share data	Year Ended December 31, 2010	2009	2008
Stock options granted	—	22.8	18.4
Weighted-average grant date fair value (per share)	**$ —**	$ 3.60	$ 4.95
Total intrinsic value of stock options exercised	**$ 47**	$ 6	$ 2
Cash proceeds from exercise of stock options	**$ 252**	$ 45	$ 5

The following table summarizes information concerning stock compensation plans and currently outstanding and exercisable options:

Shares in Millions	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted-Average Exercise Price of Outstanding Options and Rights
Plan Category		
Equity compensation plans approved by shareholders	100	$ 28.86
Equity compensation plans not approved by shareholders (plan terminated – shares no longer granted)	5	32.14
	105	29.02

The following table summarizes significant ranges of outstanding and exercisable options at December 31, 2010 (amounts in millions, except per share data):

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value (in millions)	Number Exercisable	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value (in millions)
$1 - $20	19	8.15	$ 17.42	$ 167	6	8.11	$ 17.16	$ 56
$20 - $30	67	4.55	25.22	120	60	4.26	25.43	97
$30 - $40	—	5.02	31.05	—	—	4.71	30.97	—
$40 and up	19	0.73	53.26	—	19	0.73	53.26	—
	105	4.48	29.02	$ 287	85	3.73	31.19	$ 153
Vested or expected to vest	104	4.46	29.08	$ 283				

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the closing stock price of $26.48 on December 31, 2010. There were 41 million of in-the-money options exercisable at December 31, 2010. There were 95 million outstanding options exercisable at a weighted-average exercise price of $33.77 at December 31, 2009.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model for stock options with a service condition, and a model applying multiple input variables that determine the probability of satisfying market conditions for options with service and market conditions. The following weighted-average assumptions were used in the valuation:

	2009	2008
Expected volatility	35.8%	31.1%
Risk-free interest rate	2.4%	3.3%
Dividend yield	5.7%	4.3%
Expected life	7.0 yrs	6.7 yrs

The expected volatility assumption required in the Black-Scholes model was derived by calculating a 10-year historical volatility and weighting that equally with the derived implied volatility. The blended historical and implied volatility approach of expected volatility is believed to be more representative of future stock price trends than using only historical volatility.

The risk-free interest rate assumption is based upon the U.S. Treasury yield curve in effect on the grant date. The dividend yield assumption is based on historical and expected dividend payouts.

The expected life of stock options represents the weighted-average period the stock options will remain outstanding and is a derived output of a lattice-binomial model. The expected life is impacted by all of the underlying assumptions and calibration of the model. The model assumes that employees' exercise behavior is a function of the option's remaining vested life and the extent to which the option is in-the-money. The model estimates the probability of exercise as a function of these two variables based on historical exercises and cancellations on prior option grants made.

Expense is based on awards ultimately expected to vest and is recognized over the vesting period. Forfeitures are estimated based on historical experience at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

Restricted Stock Awards and Restricted Stock Units

Shares in Thousands	Number of Shares	Weighted-Average Grant-Date Fair Value
Nonvested shares at January 1, 2010	10,636	$ 20.44
Granted	3,283	24.80
Vested	(3,694)	21.46
Forfeited	(882)	20.84
Nonvested shares at December 31, 2010	9,343	21.53
Expected to vest	8,426	21.53

Restricted stock awards and restricted stock units vest ratably over a four year period. At December 31, 2010, unrecognized compensation cost related to nonvested restricted stock was $141 million and is expected to be recognized over a weighted-average period of 2.5 years. The fair value of nonvested shares of restricted stock awards and units is determined based on the closing trading price of the Company's common stock on the grant date. The total fair value of vested shares is $79 million, $74 million and $84 million for 2010, 2009 and 2008, respectively. There were 6 million shares granted in 2009 with a weighted average grant date fair value of $17.77 and 5 million shares granted in 2008 with a weighted average grant date fair value of $22.22.

Market Share Units

Shares in Thousands	Number of Shares	Weighted-Average Grant-Date Fair Value
Nonvested shares at January 1, 2010	—	$ —
Granted	1,371	24.69
Vested	—	—
Forfeited	(123)	24.67
Nonvested shares at December 31, 2010	1,248	24.69
Expected to vest	1,125	24.69

Market share units vest ratably over a four year period based on share price performance. At December 31, 2010, unrecognized compensation cost related to nonvested market share units was $19 million and is expected to be recognized over a weighted-average period of 3.2 years. The fair value of the market share units was estimated on the date of grant using a model applying multiple input variables that determine the probability of satisfying market conditions. The model uses the following input variables:

	2010
Expected volatility	**24.8%**
Risk-free interest rate	**1.9%**
Dividend yield	**5.8%**

Expected volatility is based on the four year historical volatility levels on the Company's common stock and the current implied volatility. The four-year risk-free interest rate was derived from the Federal Reserve, based on the market share units' contractual term. Expected dividend yield is based on historical dividend payments. The fair value of the market share unit is amortized over the vesting period of the award.

Long-Term Performance Awards

Long-term performance share units are determined based on the achievement of annual performance goals, but are not vested until the end of the three year period. The fair value of performance awards was based on the closing trading price of common stock on the grant date. The fair value of performance share units granted in 2010 were not discounted because they participated in dividends. The fair value of performance share units granted in 2009 and 2008 were discounted using the risk-free interest rate on the date of grant because they do not participate in dividends.

Performance share units granted were 1.7 million in 2010, 1.4 million in 2009 and 1.2 million in 2008, with a weighted average grant date fair value of $23.65, $15.59 and $19.12, respectively. Assuming a 100% payout, the share units outstanding were 3.4 million at December 31, 2010 and 2.5 million at December 31, 2009. There were 1.1 million shares issued in 2010. At December 31, 2010, unrecognized compensation cost related to the performance share unit plan was $19 million and is expected to be recognized over a weighted-average period of 1.7 years. The total fair value of vested shares is $56 million, $21 million and $11 million in 2010, 2009 and 2008, respectively.

Note 23 SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings include:

	December 31,	
Dollars in Millions	**2010**	2009
Bank drafts	**$ 100**	$ 83
Principal Value:		
1.81% Yen Notes due 2010	—	38
2.25% Convertible Senior Debentures due 2011	—	37
Demand Note payable to Mead Johnson	—	30
Other	**17**	43
Total	**$ 117**	$ 231

As part of the Medarex acquisition, Medarex's outstanding 2.25% Convertible Senior Notes due May 15, 2011 above were assumed. These Notes were adjusted into the right to receive $1,167 in cash at any time for each $1,000 principal amount outstanding (the equivalent of $16 per share) at any time prior to maturity and were substantially redeemed during 2010.

Long-term debt includes:

Dollars in Millions	December 31, 2010	2009
Principal Value:		
5.875% Notes due 2036	**$ 709**	$ 959
4.375% Euro Notes due 2016	**656**	720
4.625% Euro Notes due 2021	**656**	720
5.45% Notes due 2018	**600**	600
5.25% Notes due 2013	**597**	597
6.125% Notes due 2038	**500**	1,000
6.80% Debentures due 2026	**332**	332
7.15% Debentures due 2023	**304**	304
6.88% Debentures due 2097	**287**	287
0% - 5.75% Other—maturing 2023 – 2030	**108**	103
Subtotal	**4,749**	5,622
Adjustments to Principal Value:		
Fair value of interest rate swaps	**234**	160
Unamortized basis adjustment from swap terminations	**369**	377
Unamortized bond discounts	**(24)**	(29)
Total	**$ 5,328**	$ 6,130

Included in other debt is the Floating Rate Convertible Senior Debentures due 2023 which can be redeemed by the holders at par on September 15, 2013 and 2018, or if a fundamental change in ownership occurs. The Debentures are callable at par at any time by the Company. The Debentures have a conversion price of $40.42, equal to a conversion rate of 24.7429 shares for each $1,000 principal amount, subject to certain anti-dilutive adjustments. The maximum conversion rate is 38.7597 shares for each $1,000 principal amount. The Debentures pay interest quarterly at an annual rate equal to the three month LIBOR, reset quarterly, minus 0.50% (the yield never to be less than zero).

In February 2009, Mead Johnson & Company as borrower and Mead Johnson as guarantor, both of which were indirect, majority-owned subsidiaries, entered into a three year syndicated revolving credit facility agreement. In the fourth quarter of 2009, Mead Johnson borrowed $200 million under the revolving credit facility and issued various Notes totaling $1.5 billion, the proceeds of which were used to repay certain intercompany debt prior to the split-off.

During 2010, $750 million aggregate principal value of debt was repurchased through a tender offer and $319 million notional amount of interest rate swaps related to the debt repurchases was terminated. The following table summarizes the activity:

Dollars in Millions	Principal Value	Repurchase Price	Loss on Repurchase	Swap Termination Proceeds	Other, Including Basis Adjustment for Terminated Swaps	Gain/ (Loss)
5.875% Debentures due 2036	$ 250	$ 278	$ (28)	$ 23	$ 41	$ 36
6.125% Notes due 2038	500	577	(77)	25	10	(42)
Total	$ 750	$ 855	$ (105)	$ 48	$ 51	$ (6)

During 2009, $117 million aggregate principal value of debt was repurchased and $53 million notional amount of interest rate swaps related to the debt repurchases was terminated. The following table summarizes the activity:

Dollars in Millions	Principal Value	Repurchase Price	Loss on Repurchase	Swap Termination Proceeds	Other, Including Basis Adjustment for Terminated Swaps	Gain/ (Loss)
7.15% Debentures due 2023	$ 35	$ 44	$ (9)	$ 2	$ 4	$ (3)
6.80% Debentures due 2026	18	21	(3)	—	1	(2)
5.875% Notes due 2036	64	67	(3)	5	10	12
Total	$ 117	$ 132	$ (15)	$ 7	$ 15	$ 7

During 2008, $254 million aggregate principal value of debt was repurchased and $241 million notional amount of interest rate swaps related to the debt repurchases was terminated. The following table summarizes the activity:

Dollars in Millions	Principal Value	Repurchase Price	Gain on Repurchase	Swap Termination Proceeds	Other, Including Basis Adjustment for Terminated Swaps	Gain/ (Loss)
5.875% Notes due 2036	$ 227	$ 201	$ 26	$ 32	$ (3)	$ 55
6.88% Debentures due 2097	13	13	—	—	—	—
7.15% Debentures due 2023	11	11	—	2	—	2
5.25% Notes due 2013	3	3	—	—	—	—
Total	$ 254	$ 228	$ 26	$ 34	$ (3)	$ 57

For further discussion of interest rate swaps see Note 24 "Financial Instruments."

Interest payments, net of amounts related to interest rate swaps, were $178 million in 2010, $206 million in 2009 and $303 million in 2008.

The principal value of long-term debt obligations was $4,749 million at December 31, 2010 of which $597 million is due in 2013, and the remaining $4,152 million is due later than 2013. The fair value of long-term debt was $5,861 million and $6,258 million at December 31, 2010 and 2009, respectively, and was estimated based upon the quoted market prices for the same or similar debt instruments. The fair value of short-term borrowings approximates the carrying value due to the short maturities of the debt instruments.

A $2.0 billion five year revolving credit facility from a syndicate of lenders maturing in December 2011 is maintained. The facility is extendable with the consent of the lenders and contains customary terms and conditions, including a financial covenant whereby the ratio of consolidated net debt to consolidated capital cannot exceed 50% at the end of each quarter. The Company has been in compliance with this covenant since the inception of the facility. There were no borrowings outstanding under the facility at December 31, 2010 and 2009.

At December 31, 2010, $178 million of financial guarantees were provided in the form of stand-by letters of credit and performance bonds. The stand-by letters of credit are with insurance companies in support of third-party liability programs. The performance bonds were issued to support a range of ongoing operating activities, including sale of products to hospitals and foreign ministries of health, bonds for customs, duties and value added tax and guarantees related to miscellaneous legal actions. A significant majority of the outstanding financial guarantees will expire within the year and are not expected to be funded.

Note 24 FINANCIAL INSTRUMENTS

Financial instruments include cash and cash equivalents, marketable securities, receivables, accounts payable, debt instruments and derivatives. Due to their short term maturity, the carrying amount of receivables and accounts payable approximate fair value.

There is exposure to market risk due to changes in currency exchange rates and interest rates. As a result, certain derivative financial instruments are used when available on a cost-effective basis to hedge the underlying economic exposure. These instruments qualify as cash flow, net investment and fair value hedges upon meeting certain criteria, including effectiveness of offsetting hedged exposures. Changes in fair value of derivatives that do not qualify for hedge accounting are recognized in earnings as they occur. All financial instruments, including derivatives, are subject to counterparty credit risk which is considered as part of the overall fair value measurement. Derivative financial instruments are not used for trading purposes.

Foreign currency forward contracts are used to manage cash flow exposures. The primary net foreign currency exposures hedged are the Euro, Japanese yen, Canadian dollar, British pound, Australian dollar and Mexican peso. Fixed-to-floating interest rate swaps are used as part of the interest rate risk management strategy. These swaps qualify for fair-value hedge accounting treatment. Certain net asset changes due to foreign exchange volatility are hedged through non-U.S. dollar borrowings which qualify as a net investment hedge.

Derivative financial instruments present certain market and counterparty risks; however, concentration of counterparty risk is mitigated by limiting amounts with any individual counterparty and using banks worldwide with Standard & Poor's and Moody's long-term debt ratings of A or higher. In addition, only conventional derivative financial instruments are utilized. The consolidated financial statements would not be materially impacted if any counterparties failed to perform according to the terms of its agreement. Currently, collateral or any other form of securitization is not required to be furnished by the counterparties to derivative financial instruments.

The following summarizes the fair value of outstanding derivatives:

Dollars in Millions	Balance Sheet Location	December 31, 2010 Notional	December 31, 2010 Fair Value	December 31, 2009 Notional	December 31, 2009 Fair Value	Balance Sheet Location	December 31, 2010 Notional	December 31, 2010 Fair Value	December 31, 2009 Notional	December 31, 2009 Fair Value
Derivatives designated as hedging instruments:										
Interest rate contracts	Other assets	$ 3,526	$ 234	$ 3,134	$ 165	Accrued expenses	$ —	$ —	$ 597	$ (5)
Foreign currency forward contracts	Other assets	691	26	780	21	Accrued expenses	732	(48)	731	(31)
Hedge of net investments		—	—	—	—	Long-term debt	710	(710)	1,256	(1,256)
Natural gas contracts		—	—	—	—	Accrued expenses	—	—	*	(1)
Total Derivatives			$ 260		$ 186			$ (758)		$ (1,293)

* The notional value of natural gas contracts was 2 million decatherms at December 31, 2009.

<u>*Qualifying Hedges*</u>

Cash Flow Hedges

Foreign Currency Forward Contracts — Foreign currency forward contracts are utilized to hedge forecasted intercompany and other transactions for certain foreign currencies. These contracts are designated as foreign currency cash flow hedges when appropriate. The notional and fair value amounts of these contracts were $1,423 million and $22 million net liability and $1,511 million and $10 million net liability at December 31, 2010 and 2009, respectively. The majority of these contracts qualify as hedges of probable forecasted cash flows and the effective portion of changes in fair value is temporarily reported in accumulated OCI and recognized in earnings when the hedged item affects earnings.

The following table summarizes the significant outstanding foreign currency forward contracts at December 31, 2010. The fair value of these contracts is based on year-end currency rates and should be viewed in relation to the fair value of the underlying hedged transactions and the overall reduction in exposure to adverse fluctuations in foreign currency exchange rates.

Dollars in Millions, except currency rates	Weighted-Average Strike Price	Notional Amount	Fair Value Asset/(Liability)	Maturity
Foreign Currency Forwards:				
Euro	1.36	695	13	2011
Euro	1.40	75	4	2012
Japanese yen	89.87	226	(25)	2011
Japanese yen	84.20	116	(6)	2012

Deferred losses on foreign currency forward contracts qualifying for cash flow hedge accounting were $18 million ($11 million net of taxes) at December 31, 2010 and are expected to be reclassified to earnings within the next 23 months.

Effectiveness is assessed at the inception of the hedge and on a quarterly basis. The assessments determine whether derivatives designated as qualifying hedges continue to be highly effective in offsetting changes in the cash flows of hedged items. Any ineffective portion of the change in fair value is included in current period earnings. The impact of hedge ineffectiveness on earnings was not significant in 2010, 2009 and 2008. Cash flow hedge accounting is discontinued when the forecasted transaction is no longer probable of occurring on the originally forecasted date, or 60 days thereafter, or when the hedge is no longer effective. Discontinued foreign exchange hedges reported in other (income)/expense were not significant in 2010, 2009 and 2008.

Interest Rate Contracts — Terminated swaps that qualify as cash flow hedges are recognized in accumulated OCI and amortized to earnings over the remaining life of the debt when the hedged debt remains outstanding.

The impact on OCI and earnings from foreign currency forward contracts, natural gas contracts, and forward starting swaps that qualified as cash flow hedges was as follows:

Dollars in Millions	Foreign Currency Forward Contracts		Natural Gas Contracts		Forward Starting Swaps		Total Impact	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009
Net carrying amount at January 1	**$ (11)**	$ 35	**$ (1)**	$ (2)	**$ (18)**	$ (19)	**$ (30)**	$ 14
Cash flow hedges deferred in OCI	**16**	(30)	**2**	2	**—**	—	**18**	(28)
Cash flow hedges reclassified to cost of products sold/interest expense (effective portion)	**(19)**	(33)	**—**	—	**9**	1	**(10)**	(32)
Change in deferred taxes	**3**	15	**(1)**	(1)	**—**	—	**2**	14
Cash flow hedges reclassified to net earnings due to business divestitures	**—**	2	**—**	—	**—**	—	**—**	2
Net carrying amount at December 31	**$ (11)**	$ (11)	**$ —**	$ (1)	**$ (9)**	$ (18)	**$ (20)**	$ (30)

Hedge of Net Investment

Non-U.S. dollar borrowings, primarily the €500 Million Notes due 2016 and the €500 Million Notes due 2021, ($1.3 billion total), are used to hedge the foreign currency exposures of the net investment in certain foreign affiliates. These borrowings are designated as a hedge of a net investment. The effective portion of foreign exchange gains or losses is recognized in the foreign currency translation (CTA) component of accumulated OCI. At December 31, 2010, €459 million ($602 million) of the Notes due 2016 have been dedesignated.

The impact on OCI and earnings from non-derivative debt designated as a hedge of net investment was as follows:

Dollars in Millions	Net Investment Hedges	
	2010	2009
Net carrying amount at January 1	**$ (169)**	$ (131)
Change in spot value of non-derivative debt designated as a hedge	**127**	(44)
(Gain)/loss recognized in other (income)/expense, net (overhedged portion)	**(43)**	6
Net carrying amount at December 31	**$ (85)**	$ (169)

Fair Value Hedges

Interest Rate Contracts —Derivative instruments are used as part of an interest rate risk management strategy, principally fixed-to-floating interest rate swaps that are designated as fair-value hedges. The total notional amounts and fair value of outstanding interest rate swaps were $3,526 million and $234 million net assets and $3,731 million and $160 million net assets at December 31, 2010 and 2009, respectively.

The swaps and underlying debt for the benchmark risk being hedged are recognized at fair value. Swaps are intended to create an appropriate balance of fixed and floating rate debt. The basis adjustment to debt with qualifying fair value hedging relationships is amortized to earnings as an adjustment to interest expense over the remaining life of the debt when the underlying swap is terminated prior to maturity.

During 2010, fixed-to-floating interest rate swaps were executed to convert the $332 million 6.80% Debentures due 2026, $147 million 7.15% Debentures due 2023 and €500 million 4.375% Notes due 2016 from fixed rate debt to variable rate debt. During 2009, fixed-to-floating interest rate swaps were executed to convert $797 million of 5.45% Notes due 2018 and 5.25% Notes due 2013 from fixed rate debt to variable rate debt. These swaps qualified as a fair value hedge for each debt instrument.

During 2010, fixed-to-floating interest rate swap agreements of $237 million notional amount and €500 million notional amount were terminated generating proceeds of $116 million. During 2009, $1,061 million notional amount of fixed-to-floating interest rate swap agreements were terminated for proceeds of $204 million. During 2008, $550 million notional amount of fixed-to-floating interest rate swap agreements were terminated for proceeds of $197 million. The proceeds of the swap terminations, less accrued interest, were deferred and will be amortized to interest expense over the remaining life of the underlying debt. Additionally, the Company terminated certain interest rate swap agreements in connection with the repurchase of certain debt obligations, which resulted in net proceeds of $48 million in 2010, $7 million in 2009 and $34 million in 2008. The gain or loss attributable to the transactions was immediately recognized in other (income)/expense. For further discussion on the Company's debt repurchase, see Note 23 "Short-Term Borrowings and Long-Term Debt."

The following summarizes the interest rate swaps outstanding at December 31, 2010:

Dollars in Millions	Notional Amount of Underlying Debt	Variable Rate Received	Year of Transaction	Maturity	Fair Value
Swaps associated with:					
5.25% Notes due 2013	$ 597	1 month U.S. $ LIBOR +3.084%	2009	2013	$ 17
5.45% Notes due 2018	400	1 month U.S. $ LIBOR +1.065%	2008	2018	41
5.45% Notes due 2018	200	1 month U.S. $ LIBOR +1.541%	2009	2018	14
4.375% €500 Million Notes due 2016	656	3 month EUR € EURIBOR +1.737%	2010	2016	2
4.625% €500 Million Notes due 2021	656	3 month EUR € EURIBOR +0.56%	2006	2021	45
7.15% Debentures due 2023	147	1 month U.S. $ LIBOR +2.926%	2010	2023	9
5.875% Notes due 2036	338	1 month U.S. $ LIBOR +0.62%	2006	2036	62
6.125% Notes due 2038	200	1 month U.S. $ LIBOR +1.3255%	2008	2038	24
6.80% Debentures due 2026	332	1 month U.S. $ LIBOR +2.432%	2010	2026	20
Total interest rate swaps	$ 3,526				$ 234

The impact on interest expense from interest rate swaps that qualified as fair value hedges was as follows:

Dollars in Millions	**2010**	2009	2008
Recognized as a reduction in interest expense	**$ (128)**	$ (118)	$ (48)
Amortization of basis adjustment from swap terminations recognized as reduction to interest expense	**(33)**	(25)	(1)
Total	**$ (161)**	$ (143)	$ (49)

Non-Qualifying Foreign Currency Forward Contracts

Foreign currency forward contracts are also utilized to hedge foreign currency-denominated monetary assets and liabilities. The primary objective of these contracts is to protect the U.S. dollar value of foreign currency-denominated monetary assets and liabilities from the effects of volatility in foreign exchange rates that might occur prior to their receipt or settlement in U.S. dollars. These contracts are not designated as hedges and are adjusted to fair value through other (income)/expense as they occur, and substantially offset the change in fair value of the underlying foreign currency denominated monetary asset or liability. The notional and fair value amounts of these contracts were not significant at December 31, 2010 and 2009.

Furthermore, foreign currency forward contracts are also used to offset exposure to certain assets and liabilities and earnings denominated in certain foreign currencies. These contracts are not designated as hedges and are adjusted to fair value through other (income)/expense as they occur. At December 31, 2010, the Company did not hold any such foreign exchange contracts. These contracts will mature within the next 12 months. The impact on earnings from non-qualifying foreign currency forward contracts was not significant for the years ended December 31, 2010, 2009 and 2008.

Note 25 LEASES

Minimum rental commitments for non-cancelable operating leases (primarily real estate and motor vehicles) in effect at December 31, 2010, were as follows:

Years Ending December 31,	Dollars in Millions
2011	$ 123
2012	113
2013	101
2014	89
2015	77
Later years	158
Total minimum rental commitments	$ 661

Operating lease expense was $145 million in 2010, $149 million in 2009 and $179 million in 2008, of which $17 million in 2009 and $12 million in 2008 was included in discontinued operations. Sublease income was not material for the years ended December 31, 2010, 2009 and 2008.

In 2008, a sale-leaseback of an administrative facility in Paris, France was completed for $227 million (€155 million), resulting in a pre-tax gain of $111 million. Most of the gain was deferred and will reduce future lease costs over the lease period through 2017.

Note 26 LEGAL PROCEEDINGS AND CONTINGENCIES

The Company and certain of its subsidiaries are involved in various lawsuits, claims, government investigations and other legal proceedings that arise in the ordinary course of the business relating to product liability, patent, commercial, consumer, environmental and securities matters. The Company recognizes accruals for such contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Litigation expense, net included a $41 million insurance reimbursement from prior litigation offset by additional reserves for certain average wholesale prices (AWP) litigation in 2010, a $125 million securities litigation settlement in 2009 and $33 million in 2008 related to AWP litigation, net of revised estimates to previously accrued amounts. Cash payments related to significant litigation were $6 million in 2010, $139 million in 2009 and $210 million in 2008. The most significant of these matters are described below.

Although the Company believes it has substantial defenses in these matters, there can be no assurance that there will not be an increase in the scope of pending matters or that any future lawsuits, claims, government investigations or other legal proceedings will not be material. Unless otherwise noted, the Company is unable to assess the outcome of the respective litigation nor is it able to provide an estimated range of potential loss. Furthermore, failure to enforce our patent rights would likely result in substantial decreases in the respective product sales from generic competition.

INTELLECTUAL PROPERTY

Plavix Litigation

Plavix is currently the Company's largest product ranked by net sales. The Plavix patents are subject to a number of challenges in the U.S., including the litigation with Apotex Inc. and Apotex Corp. (Apotex) described below, and in other less significant markets for the product. The Company and its product partner, sanofi, (the Companies) intend to vigorously pursue enforcement of their patent rights in Plavix.

Plavix Litigation – U.S.

Patent Infringement Litigation against Apotex and Related Matters

As previously disclosed, the Company's U.S. territory partnership under its alliance with sanofi is a plaintiff in a pending patent infringement lawsuit instituted in the United States District Court for the Southern District of New York (District Court) entitled Sanofi-Synthelabo, Sanofi-Synthelabo, Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Apotex. The suit is based on U.S. Patent No. 4,847,265 (the '265 Patent), a composition of matter patent, which discloses and claims, among other things, the hydrogen sulfate salt of clopidogrel, a medicine made available in the U.S. by the Companies as Plavix. Also, as previously reported, the District Court upheld the validity and enforceability of the '265 Patent, maintaining the main patent protection for Plavix in the U.S. until November 2011. The District Court also ruled that Apotex's generic clopidogrel bisulfate product infringed the '265 Patent and permanently enjoined Apotex from engaging in any activity that infringes the '265 Patent, including marketing its generic product in the U.S. until after the patent expires.

Apotex appealed the District Court's decision and on December 12, 2008, the United States Court of Appeals for the Federal Circuit (Circuit Court) affirmed the District Court's ruling sustaining the validity of the '265 Patent. Apotex filed a petition with the Circuit Court for a rehearing *en banc*, and in March 2009, the Circuit Court denied Apotex's petition. The case has been remanded to the District Court for further proceedings relating to damages. In July 2009, Apotex filed a petition for writ of certiorari with the U.S. Supreme Court requesting the Supreme Court to review the Circuit Court's decision. In November 2009, the U.S. Supreme Court denied the petition, declining to review the Circuit Court's decision. In December 2009, the Company filed a motion in the District Court for summary judgment on damages, and in January 2010, Apotex filed a motion seeking a stay of the ongoing damages proceedings pending the outcome of the reexamination of the Plavix patent by the U.S. Patent and Trademark Office (PTO) described below. In April 2010, the District Court denied Apotex's motion to stay the proceedings. In October 2010, the District Court granted the Companies' summary judgment motion and awarded $442 million in damages plus costs and interest. Apotex is appealing the amount of the damages award; however, the validity of the patent claiming clopidogrel bisulfate has been finally judicially determined in favor of the Companies. It is not possible at this time to determine whether the amount or the damages award will be upheld on appeal.

As previously disclosed, the Company's U.S. territory partnership under its alliance with sanofi is also a plaintiff in five additional patent infringement lawsuits against Dr. Reddy's Laboratories, Inc. and Dr. Reddy's Laboratories, LTD (Dr. Reddy's), Teva Pharmaceuticals USA, Inc. (Teva), Cobalt Pharmaceuticals Inc. (Cobalt), Watson Pharmaceuticals, Inc. and Watson Laboratories, Inc. (Watson) and Sun Pharmaceuticals (Sun). The lawsuits against Dr. Reddy's, Teva and Cobalt relate to the '265 Patent. In May 2009, Dr Reddy's signed a consent judgment in favor of sanofi and BMS conceding the validity and infringement of the '265

Patent. As previously reported, the patent infringement actions against Teva and Cobalt were stayed pending resolution of the Apotex litigation, and the parties to those actions agreed to be bound by the outcome of the litigation against Apotex. Consequently, on July 12, 2007, the District Court entered judgments against Cobalt and Teva and permanently enjoined Cobalt and Teva from engaging in any activity that infringes the '265 Patent until after the Patent expires. Cobalt and Teva each filed an appeal. In July 2009, the Circuit Court issued a mandate in the Teva appeal binding Teva to the decision in the Apotex litigation. In August 2009, Cobalt consented to entry of judgment in its appeal agreeing to be bound by Circuit Court's decision in the Apotex litigation. The lawsuit against Watson, filed in October 2004, was based on U.S. Patent No. 6,429,210 (the '210 Patent), which discloses and claims a particular crystalline or polymorph form of the hydrogen sulfate salt of clopidogrel, which is marketed as Plavix. In December 2005, the Court permitted Watson to pursue its declaratory judgment counterclaim with respect to U.S. Patent No. 6,504,030. In January 2006, the Court approved the parties' stipulation to stay this case pending the outcome of the trial in the Apotex matter. On May 1, 2009, BMS and Watson entered into a stipulation to dismiss the case. In April 2007, Pharmastar filed a request for *inter partes* reexamination of the '210 Patent at the PTO. The PTO granted this request in July of 2007 and in July 2009, the PTO vacated the reexamination proceeding. The lawsuit against Sun, filed on July 11, 2008, is based on infringement of the '265 Patent and the '210 Patent. With respect to the '265 Patent, Sun has agreed to be bound by the outcome of the Apotex litigation. Each of Dr. Reddy's, Teva, Cobalt, Watson and Sun have filed an aNDA with the FDA, and, with respect to Dr. Reddy's, Teva, Cobalt and Watson all exclusivity periods and statutory stay periods under the Hatch-Waxman Act have expired. Accordingly, final approval by the FDA would provide each company authorization to distribute a generic clopidogrel bisulfate product in the U.S., subject to various legal remedies for which the Companies may apply including injunctive relief and damages.

On June 1, 2009, Apotex filed a request for *ex parte* reexamination of the '265 Patent at the PTO and in August 2009, the PTO agreed to reexamine the patent. In December 2009, the PTO issued a non-final office action rejecting several claims covering Plavix including the claim that was previously upheld in the litigation against Apotex referred to above. The PTO has issued an *ex parte* Reexamination Certificate withdrawing the rejections in the non-final office action and confirming patentability of all the claims of the '265 Patent. Apotex has filed a second request for *ex parte* reexamination of the '265 Patent and in June 2010, the PTO denied Apotex's request to reexamine the patent again.

Additionally, on November 13, 2008, Apotex filed a lawsuit in New Jersey Superior Court entitled, *Apotex Inc., et al. v. sanofi-aventis, et al.*, seeking payment of $60 million, plus interest, related to the break-up of the March 2006 proposed settlement agreement. The parties have filed cross-motions for summary judgment, which are pending.

In January 2011, Apotex filed a lawsuit in Florida State Court, Broward County, alleging breach of contract relating to the parties' May 2006 proposed settlement agreement.

Plavix Litigation – International

Plavix – Australia

As previously disclosed, sanofi was notified that, in August 2007, GenRx Proprietary Limited (GenRx) obtained regulatory approval of an application for clopidogrel bisulfate 75mg tablets in Australia. GenRx, formerly a subsidiary of Apotex, has since changed its name to Apotex. In August 2007, Apotex filed an application in the Federal Court of Australia seeking revocation of sanofi's Australian Patent No. 597784 (Case No. NSD 1639 of 2007). Sanofi filed counterclaims of infringement and sought an injunction. On September 21, 2007, the Australian court granted sanofi's injunction. A subsidiary of the Company was subsequently added as a party to the proceedings. In February 2008, a second company, Spirit Pharmaceuticals Pty. Ltd., also filed a revocation suit against the same patent. This case was consolidated with the Apotex case and a trial occurred in April 2008. On August 12, 2008, the Federal Court of Australia held that claims of Patent No. 597784 covering clopidogrel bisulfate, hydrochloride, hydrobromide, and taurocholate salts were valid. The Federal Court also held that the process claims, pharmaceutical composition claims, and claim directed to clopidogrel and its pharmaceutically acceptable salts were invalid. In view of this decision, it is possible a generic company could develop and seek registration in Australia for an alternate salt form of clopidogrel (other than bisulfate, hydrochloride, hydrobromide, or taurocholate). The Company and sanofi filed notices of appeal in the Full Court of the Federal Court of Australia (Full Court) appealing the holding of invalidity of the claim covering clopidogrel and its pharmaceutically acceptable salts, process claims, and pharmaceutical composition claims which have stayed the Federal Court's ruling. Apotex filed a notice of appeal appealing the holding of validity of the clopidogrel bisulfate, hydrochloride, hydrobromide, and taurocholate claims. A hearing on the appeals occurred in February 2009. On September 29, 2009, the Full Federal Court of Australia held all of the claims of Patent No. 597784 invalid. In November 2009, the Company and sanofi applied to the High Court of Australia (High Court) for special leave to appeal the judgment of the Full Court. In March 2010, the High Court denied the Company and sanofi's request to hear the appeal of the Full Court decision. The case has been remanded to the Federal Court for further proceedings related to damages. It is expected the amount of damages will not be material to the Company.

Plavix – EU

As previously disclosed, in 2007, YES Pharmaceutical Development Services GmbH (YES Pharmaceutical) filed an application for marketing authorization in Germany for an alternate salt form of clopidogrel. This application relied on data from studies that were originally conducted by sanofi and BMS for Plavix and were still the subject of data protection in the EU. Sanofi and BMS have filed an action against YES Pharmaceutical and its partners in the administrative court in Cologne objecting to the marketing authorization. This matter is currently pending, although these specific marketing authorizations now have been withdrawn from the market.

Plavix – Canada (Apotex, Inc.)

On April 22, 2009, Apotex filed an impeachment action against sanofi in the Federal Court of Canada alleging that sanofi's Canadian Patent No. 1,336,777 (the '777 Patent) is invalid. The '777 Patent covers clopidogrel bisulfate and was the patent at issue in the prohibition action in Canada previously disclosed in which the Canadian Federal Court of Ottawa rejected Apotex's challenge to the '777 Patent, held that the asserted claims are novel, not obvious and infringed, and granted sanofi's application for an order of prohibition against the Minister of Health and Apotex, precluding approval of Apotex's Abbreviated New Drug Submission until the patent expires in 2012, which decision was affirmed on appeal by both the Federal Court of Appeal and the Supreme Court of Canada. On June 8, 2009, sanofi filed its defense to the impeachment action and filed a suit against Apotex for infringement of the '777 Patent. The trial is expected to occur in 2011.

OTHER INTELLECTUAL PROPERTY LITIGATION

Abilify

As previously disclosed, Otsuka has filed patent infringement actions against Teva, Barr Pharmaceuticals, Inc. (Barr), Sandoz Inc. (Sandoz), Synthon Laboratories, Inc (Synthon), Sun Pharmaceuticals (Sun), Zydus Pharmaceuticals USA, Inc. (Zydus), and Apotex relating to U.S. Patent No. 5,006,528, ('528 Patent) which covers aripiprazole and expires in April 2015 (including the additional six-month pediatric exclusivity period). Aripiprazole is comarketed by the Company and Otsuka in the U.S. as Abilify. A non-jury trial in the U.S. District Court for the District of New Jersey (NJ District Court) against Teva/Barr and Apotex was completed in August 2010. In November 2010, the NJ District Court upheld the validity and enforceability of the '528 Patent, maintaining the main patent protection for Abilify in the U.S. until April 2015. The NJ District Court also ruled that the defendants' generic aripiprazole product infringed the '528 Patent and permanently enjoined them from engaging in any activity that infringes the '528 Patent, including marketing their generic product in the U.S. until after the patent (including the six-month pediatric extension) expires. Sandoz, Synthon, Sun and Zydus are also bound by the NJ District Court's decision. In December 2010, Teva/Barr and Apotex appealed this decision to the U.S. Court of Appeals for the Federal Circuit.

It is not possible at this time determine the outcome of any appeal of the NJ District Court's decision. If Otsuka were not to prevail in an appeal, generic competition would likely result in substantial decreases in the sales of Abilify in the U.S., which would have a material adverse effect on the results of operations and cash flows and could be material to financial condition.

Atripla

In April 2009, Teva filed an aNDA to manufacture and market a generic version of Atripla. Atripla is a single tablet three-drug regimen combining the Company's *Sustiva* and Gilead's Truvada. As of this time, the Company's U.S. patent rights covering *Sustiva*'s composition of matter and method of use have not been challenged. Teva sent Gilead a Paragraph IV certification letter challenging two of the fifteen Orange Book listed patents for Atripla. Atripla is the product of a joint venture between the Company and Gilead. In May 2009, Gilead filed a patent infringement action against Teva in the U.S. District Court for the Southern District of New York (SDNY). In January 2010, the Company received a notice that Teva has amended its aNDA and is challenging eight additional Orange Book listed patents for Atripla. In March 2010, the Company and Merck, Sharp & Dohme Corp. filed a patent infringement action against Teva also in the SDNY relating to two U.S. Patents which claim crystalline or polymorph forms of efavirenz. In March 2010, Gilead filed two patent infringement actions against Teva in the SDNY relating to six Orange Book listed patents for Atripla. Discovery in these matters is ongoing. It is not possible at this time to reasonably assess the outcome of these lawsuits or their impact on the Company.

Reyataz

Teva has filed an aNDA to manufacture and market generic versions of all four *Reyataz* dosage forms (100, 150, 200 and 300 mg). The Company received a Paragraph IV certification letter from Teva challenging the two Orange Book listed patents for *Reyataz*. In December 2009, the Company and Novartis Pharmaceutical Corporation (Novartis) filed a patent infringement lawsuit in the U.S.

District Court for the District of Delaware (Delaware District Court) against Teva for infringement of the two listed patents covering *Reyataz*, which triggered an automatic 30-month stay of approval of Teva's aNDA. Subsequent patent infringement lawsuits were filed. Discovery in these matters is ongoing. It is not possible at this time to reasonably assess the outcome of these lawsuits or their impact on the Company.

Baraclude

In August 2010, Teva filed an aNDA to manufacture and market generic versions of *Baraclude*. The Company received a Paragraph IV certification letter from Teva challenging the one Orange Book listed patent for *Baraclude*. In September 2010, the Company filed a patent infringement lawsuit in the Delaware District Court against Teva for infringement of the listed patent covering *Baraclude*, which triggered an automatic 30-month stay of approval of Teva's aNDA. It is not possible at this time to reasonably assess the outcome of this lawsuit or its impact on the Company.

Sprycel

In September 2010, Apotex filed an aNDA to manufacture and market generic versions of *Sprycel*. The Company received a Paragraph IV certification letter from Apotex challenging the four Orange Book listed patents for *Sprycel*, including the composition of matter patent. In November 2010, the Company filed a patent infringement lawsuit in the U.S. District Court for the District of New Jersey against Apotex for infringement of the four Orange Book listed patents covering *Sprycel* which triggered an automatic 30-month stay of approval of Apotex's aNDA. It is not possible at this time to reasonably assess the outcome of this lawsuit or its impact on the Company.

GENERAL COMMERCIAL LITIGATION

Clayworth Litigation

As previously disclosed, the Company, together with a number of other pharmaceutical manufacturers, was named as a defendant in an action filed in California State Superior Court in Oakland, *James Clayworth et al. v. Bristol-Myers Squibb Company, et al.*, alleging that the defendants conspired to fix the prices of pharmaceuticals by agreeing to charge more for their drugs in the U.S. than they charge outside the U.S., particularly Canada, and asserting claims under California's Cartwright Act and unfair competition law. The plaintiffs sought trebled monetary damages, injunctive relief and other relief. In December 2006, the Court granted the Company and the other manufacturers' motion for summary judgment based on the pass-on defense, and judgment was then entered in favor of defendants. In July 2008, judgment in favor of defendants was affirmed by the California Court of Appeals. In July 2010, the California Supreme Court reversed the Court of Appeal's judgment and the matter has been remanded to the Superior Court for further proceedings. Defendants' motion for summary judgment on other grounds remains pending. If the motion is denied, a trial could be scheduled for as early as the summer. It is not possible at this time reasonably to assess the outcome of this lawsuit or its impact on the Company in the event plaintiffs are successful on appeal.

ANTITRUST LITIGATION

As previously disclosed, 18 lawsuits comprised of both individual suits and purported class actions have been filed against the Company in U.S. District Court, Southern District of Ohio, Western Division, by various plaintiffs, including pharmacy chains (individually and as assignees, in whole or in part, of certain wholesalers), various health and welfare benefit plans/funds and individual residents of various states. These lawsuits allege, among other things, that the purported settlement with Apotex of the patent infringement litigation violated the Sherman Act and related laws. Plaintiffs are seeking, among other things, permanent injunctive relief barring the Apotex settlement and/or monetary damages. The putative class actions filed on behalf of direct purchasers have been consolidated under the caption *In re: Plavix Direct Purchaser Antitrust Litigation*, and the putative class actions filed on behalf of indirect purchasers have been consolidated under the caption *In re: Plavix Indirect Purchaser Antitrust Litigation*. Amended complaints were filed on October 19, 2007. Defendants filed a consolidated motion to dismiss in December 2007. The District Court granted the defendants' motion to dismiss all of the Direct Purchaser claims. No appeal was taken from that dismissal. In January 2011, the District Court granted the defendants' motion to dismiss with respect to all of the indirect purchaser claims. It is not possible at this time to reasonably assess the outcome of these lawsuits or their impact on the Company.

PRICING, SALES AND PROMOTIONAL PRACTICES LITIGATION AND INVESTIGATIONS

Abilify State Attorneys General Investigation

In March 2009, the Company received a letter from the Delaware Attorney General's Office advising of a multi-state coalition investigating whether certain Abilify marketing practices violated those respective states' consumer protection statutes. It is not possible at this time to reasonably assess the outcome of this investigation or its potential impact on the Company.

AWP Litigation

As previously disclosed, the Company, together with a number of other pharmaceutical manufacturers, has been a defendant in a number of private class actions as well as suits brought by the attorneys general of various states. In these actions, plaintiffs allege that defendants caused the Average Wholesale Prices (AWPs) of their products to be inflated, thereby injuring government programs, entities and persons who reimbursed prescription drugs based on AWPs. The Company is a defendant in five state attorneys general suits pending in state courts around the country. Beginning in August 2010, the Company was the defendant in a trial in the Commonwealth Court of Pennsylvania (Commonwealth Court), brought by the Commonwealth of Pennsylvania. In September 2010, the jury issued a verdict for the Company, finding that the Company was not liable for fraudulent or negligent misrepresentation; however, the Commonwealth Court Judge issued a decision on a Pennsylvania consumer protection claim that did not go to the jury, finding the Company liable for $27.6 million and enjoining the Company from contributing to the provision of inflated AWPs. The Company has moved to vacate the decision and the Commonwealth has moved for a judgment notwithstanding the verdict or, in the alternative, for a new trial. These motions are currently pending before the Commonwealth Court.

As previously reported, one set of class actions were consolidated in the U.S. District Court for the District of Massachusetts (AWP MDL). In August 2009, the District Court granted preliminary approval of a proposed settlement of the AWP MDL plaintiffs' claims against the Company for $19 million, plus half the costs of class notice up to a maximum payment of $1 million. A final approval hearing is scheduled to occur in March 2011.

California 340B Litigation

As previously disclosed, in August 2005, the County of Santa Clara filed a purported class action against the Company and numerous other pharmaceutical manufacturers on behalf of itself and a putative class of other cities and counties in California, as well as the covered entities that purchased drugs pursuant to the 340B drug discount program (340B Entities), alleging that manufacturers did not provide proper discounts to 340B Entities. In May 2009, the U.S. District Court for the Northern District of California (District Court) denied plaintiff's motion, without prejudice, to certify the class. In September 2010, the U.S. Supreme Court granted certiorari on the issue of whether 340B Entities have standing to sue. The District Court had previously dismissed the case after finding that 340B Entities did not have standing, but the U.S. Court of Appeals for the Ninth Circuit reversed the District Court. The District Court has stayed the case pending a decision by the U.S. Supreme Court.

It is not possible at this time to reasonably assess the outcome of this lawsuit, or its potential impact on the Company.

PRODUCT LIABILITY LITIGATION

The Company is a party to various product liability lawsuits. As previously disclosed, in addition to lawsuits, the Company also faces unfiled claims involving its products.

Plavix

As previously disclosed, the Company and certain affiliates of sanofi are defendants in a number of individual lawsuits claiming personal injury allegedly sustained after using Plavix, most of which appear before the United States District Court for the District of New Jersey (NJ District Court). As of December 31, 2010, the companies were defendants in over 20 actions before the NJ District Court and have executed tolling agreements with respect to unfiled claims by potential additional plaintiffs. It is not possible at this time to reasonably assess the outcome of these lawsuits or the potential impact on the Company.

Hormone Replacement Therapy

The Company is one of a number of defendants in a mass-tort litigation in which plaintiffs allege, among other things, that various hormone therapy products, including hormone therapy products formerly manufactured by the Company (Estrace, Estradiol, Delestrogen and Ovcon) cause breast cancer, stroke, blood clots, cardiac and other injuries in women, that the defendants were aware of these risks and failed to warn consumers. As of December 31, 2010, the Company was a defendant in over 300 lawsuits filed on behalf of over 450 plaintiffs in federal and state courts throughout the U.S. The Company has entered into two separate settlements in principle to resolve the claims of approximately 200 plaintiffs. All of the Company's hormone therapy products were sold to other companies between January 2000 and August 2001.

ENVIRONMENTAL PROCEEDINGS

As previously reported, the Company is a party to several environmental proceedings and other matters, and is responsible under various state, federal and foreign laws, including the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), for certain costs of investigating and/or remediating contamination resulting from past industrial activity at the Company's current or former sites or at waste disposal or reprocessing facilities operated by third-parties.

CERCLA Matters

With respect to CERCLA matters for which the Company is responsible under various state, federal and foreign laws, the Company typically estimates potential costs based on information obtained from the U.S. Environmental Protection Agency, or counterpart state or foreign agency and/or studies prepared by independent consultants, including the total estimated costs for the site and the expected cost-sharing, if any, with other "potentially responsible parties," and the Company accrues liabilities when they are probable and reasonably estimable. The Company estimated its share of future costs for these sites to be $68 million at December 31, 2010, which represents the sum of best estimates or, where no best estimate can reasonably be made, estimates of the minimal probable amount among a range of such costs (without taking into account any potential recoveries from other parties).

New Brunswick Facility – Environmental & Personal Injury Lawsuits

As previously disclosed, in May 2008, over 100 lawsuits were filed against the Company in Superior Court, Middlesex County, NJ, by or on behalf of current and former residents of New Brunswick, NJ who live or have lived adjacent to the Company's New Brunswick facility. The complaints allege various personal injuries and property damage resulting from alleged soil and groundwater contamination on their property stemming from historical operations at the New Brunswick facility. In October 2008, the New Jersey Supreme Court granted Mass Tort status to these cases and transferred them to the New Jersey Superior Court in Atlantic County for centralized case management purposes. The Company intends to defend itself vigorously in this litigation. It is not possible at this time to reasonably assess the outcome of these lawsuits or the potential impact on the Company.

North Brunswick Township Board of Education

As previously disclosed, in October 2003, the Company was contacted by counsel representing the North Brunswick, NJ Board of Education (BOE) regarding a site where waste materials from E.R. Squibb and Sons may have been disposed from the 1940's through the 1960's. Fill material containing industrial waste and heavy metals in excess of residential standards was discovered during an expansion project at the North Brunswick Township High School, as well as at a number of neighboring residential properties and adjacent public park areas. In January 2004, the New Jersey Department of Environmental Protection (NJDEP) sent the Company and others an information request letter about possible waste disposal at the site, to which the Company responded in March 2004. The BOE and the Township, as the current owners of the school property and the park, are conducting and jointly financing soil remediation work and ground water investigation work under a work plan approved by NJDEP, and have asked the Company to contribute to the cost. The Company is actively monitoring the clean-up project, including its costs. To date, neither the school board nor the Township has asserted any claim against the Company. Instead, the Company and the local entities have negotiated an agreement to attempt to resolve the matter by informal means, and avoid litigation. A central component of the agreement is the provision by the Company of interim funding to help defray cleanup costs and assure the work is not interrupted. The Company transmitted interim funding payments in December 2007 and November 2009. The parties commenced mediation in late 2008; however, those efforts were not successful and the parties have moved to a binding allocation process. In addition, in September 2009, the Township and BOE filed suits against several other parties alleged to have contributed waste materials to the site.

OTHER PROCEEDINGS

SEC Germany Investigation

As previously disclosed, in October 2004, the SEC notified the Company that it was conducting an informal inquiry into the activities of certain of the Company's German pharmaceutical subsidiaries and its employees and/or agents. In October 2006, the SEC informed the Company that its inquiry had become formal. The SEC's inquiry encompasses matters formerly under investigation by the German prosecutor in Munich, Germany, which have since been resolved. The Company understands the inquiry concerns potential violations of the Foreign Corrupt Practices Act. The Company is cooperating with the SEC.

Medarex Shareholder Litigation

On July 22, 2009, the Company and Medarex announced the signing of a merger agreement providing for the acquisition of Medarex by the Company, through a tender offer, for $16.00 per share in cash. Following that announcement, certain Medarex shareholders filed similar lawsuits in state and federal court relating to this transaction against Medarex, the members of Medarex's board of directors, and the Company.

Following the consolidation of the state court actions, on August 20, 2009, the parties entered into a memorandum of understanding (MOU), pursuant to which the parties reached an agreement in principle to settle all of the state and federal actions. Pursuant to the agreements in the MOU, among other things, Medarex made certain supplemental disclosures during the tender offer period. The parties also agreed to present to the Superior Court of New Jersey, Mercer County (NJ Superior Court) a Stipulation of Settlement and any other documentation as may be required in order to obtain approval by the court of the settlement and the dismissal of the actions upon the terms set forth in the MOU. In July 2010, the proposed settlement was approved by the NJ Superior Court. Several objectors to the settlement filed motions for reconsideration asking the Court to reconsider its approval of the settlement which were denied in December 2010. In January 2011, the objectors filed notices of appeal.

King Pharmaceuticals, Inc.

In November 2009, King Pharmaceuticals, Inc. (King) and affiliated entities filed suit against ZymoGenetics, Inc. (ZymoGenetics), now a wholly owned subsidiary of the Company (see Note 5 "Acquisitions"), in the United States District Court for the Eastern District of Tennessee. King alleges that ZymoGenetics engaged in unfair competition, false advertising, trademark infringement, and related claims under federal law and Tennessee state law. King seeks various forms of relief, including damages and injunctive relief precluding the Company from making certain representations regarding King's products and the Company's *Recothrom* product. King also filed motions with the District Court seeking temporary restraining orders and preliminary injunctive relief. In December 2009, the judge denied King's motions for preliminary injunction, but the lawsuit continues. Trial in the case is currently scheduled for the fourth quarter of 2011. It is not possible at this time to reasonably assess the outcome of this lawsuit or the potential impact on the Company.

Note 27 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Dollars in Millions, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2010:					
Net Sales	$ 4,807	$ 4,768	$ 4,798	$ 5,111	$ 19,484
Gross Margin	3,501	3,491	3,518	3,697	14,207
Net Earnings from Continuing Operations	1,101	1,268	1,302	842	4,513
Less Net Earnings from Continuing Operations Attributable to Noncontrolling Interest	358	341	353	359	1,411
Net Earnings from Continuing Operations Attributable to BMS	743	927	949	483	3,102
Net Earnings from Discontinued Operations Attributable to BMS	—	—	—	—	—
Net Earnings Attributable to BMS	743	927	949	483	3,102
EPS Attributable to BMS[(1)]:					
Basic:					
Net Earnings from Continuing Operations	$ 0.43	$ 0.54	$ 0.55	$ 0.28	$ 1.80
Net Earnings from Discontinued Operations	—	—	—	—	—
Net Earnings per Common Share	$ 0.43	$ 0.54	$ 0.55	$ 0.28	$ 1.80
Diluted:					
Net Earnings from Continuing Operations	$ 0.43	$ 0.53	$ 0.55	$ 0.28	$ 1.79
Net Earnings from Discontinued Operations	—	—	—	—	—
Net Earnings per Common Share	$ 0.43	$ 0.53	$ 0.55	$ 0.28	$ 1.79
Dividends declared per common share	$ 0.32	$ 0.32	$ 0.32	$ 0.33	$ 1.29
Cash and cash equivalents	$ 5,135	$ 5,918	$ 7,581	$ 5,033	$ 5,033
Marketable securities[(2)]	4,638	4,331	3,340	4,949	4,949

Dollars in Millions, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2009:					
Net Sales	$ 4,322	$ 4,665	$ 4,788	$ 5,033	$ 18,808
Gross Margin	3,157	3,440	3,471	3,600	13,668
Net Earnings from Continuing Operations	920	1,169	1,199	1,132	4,420
Less Net Earnings from Continuing Operations Attributable to Noncontrolling Interest	271	289	307	314	1,181
Net Earnings from Continuing Operations Attributable to BMS	649	880	892	818	3,239
Net Earnings/(Loss) from Discontinued Operations Attributable to BMS	(11)	103	74	7,207	7,373
Net Earnings Attributable to BMS	638	983	966	8,025	10,612
EPS Attributable to BMS [(1)]:					
Basic:					
Net Earnings from Continuing Operations	$ 0.33	$ 0.44	$ 0.45	$ 0.42	$ 1.63
Net Earnings/(Loss) from Discontinued Operations	(0.01)	0.05	0.04	3.66	3.72
Net Earnings per common share	$ 0.32	$ 0.49	$ 0.49	$ 4.08	$ 5.35
Diluted:					
Net Earnings from Continuing Operations	$ 0.33	$ 0.44	$ 0.45	$ 0.41	$ 1.63
Net Earnings/(Loss) from Discontinued Operations	(0.01)	0.05	0.03	3.65	3.71
Net Earnings per common share	$ 0.32	$ 0.49	$ 0.48	$ 4.06	$ 5.34
Dividends declared per common share	$ 0.31	$ 0.31	$ 0.31	$ 0.32	$ 1.25
Cash and cash equivalents	$ 7,832	$ 7,507	$ 6,367	$ 7,683	$ 7,683
Marketable securities[(2)]	1,272	1,596	1,504	2,200	2,200

(1) Earnings per share for the quarters may not add to the amounts for the year, as each period is computed on a discrete basis.
(2) Marketable securities includes current and non-current assets.

The following specified items affected the comparability of results in 2010 and 2009:

2010:

Dollars in Millions	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Restructuring Activity:					
Downsizing and streamlining of worldwide operations	$ 11	$ 24	$ 15	$ 63	$ 113
Impairment and loss on sale of manufacturing operations	200	15	10	11	236
Accelerated depreciation, asset impairment and other shutdown costs	31	27	27	28	113
Pension curtailment and settlement charges	—	5	3	10	18
Process standardization implementation costs	13	6	8	8	35
Total Restructuring	255	77	63	120	515
Other:					
Litigation charges, net	—	—	22	(41)	(19)
Upfront licensing, milestone and other payments	55	17	—	60	132
IPRD impairment	—	—	—	10	10
Acquisition related items	—	—	—	10	10
Product liability charges	—	—	13	4	17
Total	310	94	98	163	665
Income taxes on items above	(86)	(18)	(30)	(46)	(180)
Out-of-period tax adjustment	—	(59)	—	—	(59)
Specified tax charge	—	—	—	207	207
Decrease to Net Earnings from Continuing Operations	$ 224	$ 17	$ 68	$ 324	$ 633

2009:

Dollars in Millions	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Restructuring Activity:					
Downsizing and streamlining of worldwide operations	$ 15	$ 17	$ 48	$ 42	$ 122
Accelerated depreciation, asset impairment and other shutdown costs	30	26	33	40	129
Pension curtailment and settlement charges	—	25	—	11	36
Process standardization implementation costs	20	25	20	45	110
Gain on sale of product lines, businesses and assets	(44)	(11)	(17)	(288)	(360)
Total Restructuring	21	82	84	(150)	37
Other:					
Litigation charges	104	28	—	—	132
BMS foundation funding initiative	—	—	—	100	100
Loss on sale of investments	—	—	—	31	31
Upfront licensing, milestone and other payments	145	29	—	173	347
Acquisition related items	—	—	(10)	—	(10)
Debt repurchase and swap terminations	—	(11)	4	—	(7)
Product liability charges/(insurance recoveries)	3	—	—	—	3
Total	273	128	78	154	633
Income taxes on items above	(93)	(42)	(26)	(44)	(205)
Decrease to Net Earnings from Continuing Operations	$ 180	$ 86	$ 52	$ 110	$ 428

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management is responsible for the preparation and integrity of the financial information presented in this Annual Report. The accompanying consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles, applying certain estimates and judgments as required. In management's opinion, the consolidated financial statements present fairly the Company's financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors meets regularly with the internal auditors, Deloitte & Touche LLP (D&T), the Company's independent registered accounting firm, and management to review accounting, internal control structure and financial reporting matters. The internal auditors and D&T have full and free access to the Audit Committee. As set forth in the Company's Standard of Business Conduct and Ethics, the Company is firmly committed to adhering to the highest standards of moral and ethical behavior in all of its business activities.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2010 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2010 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's financial statements included in this Annual Report and has issued its report on management's assessment of the effectiveness of the Company's internal control over financial reporting, which appears on page 99 in this Annual Report.

Lamberto Andreotti
Chief Executive Officer

Charles Bancroft
Chief Financial Officer

February 18, 2011

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2010, management carried out an evaluation, under the supervision and with the participation of its chief executive officer and chief financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures as such term is defined under Exchange Act Rule 13a-15(e). Based on this evaluation, management has concluded that as of December 31, 2010, such disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2010 based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2010 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's financial statements included in this Annual Report and issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

OTHER INFORMATION

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Bristol-Myers Squibb Company

We have audited the accompanying consolidated balance sheets of Bristol-Myers Squibb Company and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of earnings, comprehensive income and retained earnings, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bristol-Myers Squibb Company and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the accounting standard related to Business Combinations, effective for business combinations entered into on or after January 1, 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Deloitte & Touche LLP
Parsippany, New Jersey
February 18, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Bristol-Myers Squibb Company

We have audited the internal control over financial reporting of Bristol-Myers Squibb Company and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2010 and our report dated February 18, 2011 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Parsippany, New Jersey
February 18, 2011

PERFORMANCE GRAPH

The following performance graph compares the performance of Bristol-Myers Squibb for the periods indicated with the performance of the Standard & Poor's 500 Stock Index (S&P 500) and the average performance of a group consisting of our peer corporations on a line-of-business basis. The corporations making up our New Peer Group are Abbott Laboratories, Amgen Inc., AstraZeneca PLC, Biogen Idec Inc., Eli Lilly and Company, Genzyme Corporation, Gilead Sciences, Inc., GlaxoSmithKline, Johnson & Johnson, Merck & Co., Inc., Novartis AG, Pfizer, Inc., Roche Holding Ltd., and sanofi-aventis.

For 2010 we revised our Peer Group to include certain biotech companies to be more consistent with our biopharmaceutical focus. The Old Peer Group consisted of the following companies: Abbott Laboratories, AstraZeneca PLC, Eli Lilly and Company, GlaxoSmithKline PLC, Johnson & Johnson, Merck & Co., Inc., Novartis AG, Pfizer, Inc. and sanofi-aventis.

Total return indices reflect reinvested dividends and are weighted using beginning-period market capitalization for each of the reported time periods.


Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
2005
2006
2007
2008
2009
2010
Bristol-Myers Squibb
S&P 500 Index
New Peer Group
Old Peer Group

	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	**12/31/10**
Bristol-Myers Squibb	$ 100	$ 120	$ 126	$ 118	$ 136	**$ 148**
S&P 500 Index	$ 100	$ 116	$ 122	$ 77	$ 97	**$ 112**
New Peer Group	$ 100	$ 112	$ 113	$ 98	$ 109	**$ 108**
Old Peer Group	$ 100	$ 113	$ 116	$ 96	$ 110	**$ 110**

Assumes $100 invested on 12/31/05 in Bristol-Myers Squibb common stock, S&P 500 Index, New Peer Group and Old Peer Group. Values are as of December 31 of specified year assuming dividends are reinvested.

Five-Year Financial Summary

Amounts in Millions, except per share data	2010	2009	2008	2007	2006
Income Statement Data:[a]					
Net Sales	**$ 19,484**	$ 18,808	$ 17,715	$ 15,617	$ 13,863
Earnings from Continuing Operations Before Income Taxes	**6,071**	5,602	4,776	2,523	1,450
Net Earnings from Continuing Operations Attributable to Bristol-Myers Squibb Company	**3,102**	3,239	2,697	1,296	787
Net Earnings from Continuing Operations per Common Share Attributable to Bristol-Myers Squibb Company:					
Basic	**$ 1.80**	$ 1.63	$ 1.36	$ 0.65	$ 0.40
Diluted	**$ 1.79**	$ 1.63	$ 1.35	$ 0.65	$ 0.40
Average common shares outstanding:					
Basic	**1,713**	1,974	1,977	1,970	1,960
Diluted	**1,727**	1,978	1,999	1,977	1,962
Dividends paid on BMS common and preferred stock	**$ 2,202**	$ 2,466	$ 2,461	$ 2,213	$ 2,199
Dividends declared per common share	**$ 1.29**	$ 1.25	$ 1.24	$ 1.15	$ 1.12
Financial Position Data at December 31:					
Total Assets	**$ 31,076**	$ 31,008	$ 29,486	$ 25,867	$ 25,271
Cash and cash equivalents	**5,033**	7,683	7,976	1,801	2,018
Marketable securities[b]	**4,949**	2,200	477	843	1,995
Long-term debt	**5,328**	6,130	6,585	4,381	7,248
Equity	**15,638**	14,785	12,208	10,535	10,041

(a) We recognized items that affected the comparability of results. For a discussion of these items for the years 2010, 2009 and 2008, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Expenses."

(b) Marketable securities include current and non-current assets.

Board of Directors

James M. Cornelius
Chairman, Bristol-Myers Squibb

Lamberto Andreotti
Chief Executive Officer,
Bristol-Myers Squibb (d)

Lewis B. Campbell
Retired Chairman,
Textron Inc. (a,b,c)

Louis J. Freeh
Senior Managing Partner,
Freeh Group International, LLC (a,b)

Laurie H. Glimcher, M.D.
Professor of Immunology, Harvard School
of Public Health, and Professor of Medicine,
Harvard Medical School (a,b,d)

Michael Grobstein
Retired Vice Chairman,
Ernst & Young LLP (a,c)

Leif Johansson
President, AB Volvo,
and Chief Executive Officer,
The Volvo Group (a,c)

Alan J. Lacy
Senior Advisor,
Oak Hill Capital Partners (a,b)

Vicki L. Sato, Ph.D.
Professor of Management Practice,
Harvard Business School, and Professor
of Molecular and Cell Biology,
Harvard University (c,d)

Elliott Sigal, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President,
Research and Development,
Bristol-Myers Squibb (d)

Togo D. West, Jr.
Chairman, TLI Leadership
Group and Noblis, Inc. (b,c)

R. Sanders Williams, M.D.
President and Robert W. and
Linda L. Mahley Distinguished Professor,
The J. David Gladstone Institutes, and
Professor of Medicine, University of California,
San Francisco (b,d)

(a) Audit Committee
(b) Committee on Directors and Corporate Governance
(c) Compensation and Management Development Committee
(d) Science and Technology Committee

Senior Management Team



7
2
10
5
6
4
11
3
8
1
9

1 Lamberto Andreotti
Chief Executive Officer

2 Charles A. Bancroft
Chief Financial Officer

3 Béatrice J. Cazala
Senior Vice President,
Commercial Operations,
and President, Global Commercialization,
Europe and Emerging Markets

4 John E. Celentano
Senior Vice President,
Human Resources, Public Affairs
and Philanthropy

5 Francis Cuss, MB BChir, FRCP
Senior Vice President, Research,
Research and Development

6 Brian Daniels, M.D.
Senior Vice President,
Global Development and Medical Affairs,
Research and Development

7 Carlo de Notaristefani
President, Technical Operations
and Global Support Functions

8 Anthony C. Hooper
Senior Vice President,
Commercial Operations, and President,
U.S., Japan and Intercontinental

9 Sandra Leung
General Counsel and Corporate Secretary

10 Jeremy Levin, D.Phil., MB BChir
Senior Vice President, Strategy,
Alliances and Transactions

11 Elliott Sigal, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President,
Research and Development

BRISTOL-MYERS SQUIBB STOCKHOLDER INFORMATION

COMMON STOCK

Ticker symbol: BMY
New York Stock Exchange

ANNUAL MEETING OF STOCKHOLDERS

Tuesday, May 3, 2011
10:00 a.m.
Bristol-Myers Squibb Company
777 Scudders Mill Road, Plainsboro, NJ 08536

STOCKHOLDER SERVICES AND PROGRAMS

All inquiries concerning stockholder accounts and stock transfer matters – including address changes, the elimination of duplicate mailings and the Investor Services Program – should be directed to the Company's Transfer Agent and Registrar:

BNY Mellon Shareowner Services
480 Washington Boulevard, Jersey City, NJ 07310-1900

www.bnymellon.com/shareowner/isd

800-356-2026 (within the U.S.)
201-680-6578 (outside the U.S.)

TDD telephone service for the hearing impaired:

800-231-5469 (within the U.S.)
201-680-6610 (outside the U.S.)

INVESTOR SERVICES PROGRAM

The Investor Services Program is designed for long-term investors who wish to build share ownership in the Company's common stock over time. You can participate in the program if you are a registered holder of the Company's common stock. If you do not own the Company's common stock, you can become a participant by making your initial purchase directly through the program. The program features dividend reinvestment, optional cash purchase, share safekeeping and share sales and transfers. Bristol-Myers Squibb has appointed Mellon Bank, N.A., as Administrator for the Program. The Program is not sponsored or administered by Bristol-Myers Squibb Company.

FORM 10-K

For a free copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, contact:

Secretary
Bristol-Myers Squibb Company
345 Park Avenue, New York, NY 10154-0037

The Form 10-K is also available at www.bms.com/investors.

The most recent certifications by the Company's chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Form 10-K. The Company has also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

ADDITIONAL INFORMATION

Information on the following subjects is available at www.bms.com:

- Bristol-Myers Squibb Foundation
- Clinical Trials
- Diversity and EEO-1 Statistics
- Patient Assistance Programs
- Political Contributions
- Sustainability/Environmental Programs

This Annual Report contains certain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and involve inherent risks and uncertainties that could cause actual outcomes and results to differ materially from current expectations. Please see page 37 in the Financial Review for a discussion and description of these risks and uncertainties. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

PRODUCT NAMES AND COMPANY PROGRAMS

Product names and Company programs appearing throughout in italic are trademarks of Bristol-Myers Squibb Company. Global products are referred to herein by their registered and approved U.S. trademarks, unless specifically noted otherwise.

Abilify is a trademark of Otsuka Pharmaceutical Co., Ltd.

Alimta and Gemzar are trademarks of Eli Lilly and Company.

Atripla is a trademark of Bristol-Myers Squibb and Gilead Sciences, LLC.

Avapro, Avalide, Aprovel, Karvea, Iscover, Karvezide, CoAprovel are trademarks of sanofi-aventis.

Delestrogen is a trademark of JHP Pharmaceuticals, Inc.

Duoplavin and Duocover are trademarks of sanofi-aventis.

Eliquis is a trademark of Pfizer, Inc.

Erbitux is a trademark of Eli Lilly and Company.

Estrace and Ovcon are trademarks of Warner-Chilcott Company, LLC.

Gleevec is a trademark of Novartis AG.

Plavix is a trademark of sanofi-aventis.

Prilosec is a trademark of AstraZeneca PLC.

Truvada is a trademark of Gilead Sciences, Inc.



In 2004, just two weeks before her wedding, Sharon Belvin learned that what she thought was a bad case of bronchitis was in fact melanoma. Despite chemotherapy, the tumors spread to her lungs, lymph nodes and brain. "I was only 22," she says, "and it seemed like my life was over." But Sharon didn't give up. She enrolled in a clinical trial for ipilimumab, an investigational treatment for metastatic melanoma, now being developed by Bristol-Myers Squibb as *Yervoy*. Since entering the trial, Sharon appears to be doing well. Now, she and her husband, Rob, live happily with their rambunctious 3-year-old, Lillybeth, and the latest addition to the family, James Michael. "I'm exhausted just trying to keep up with the kids," she laughs. "Life is good."

BACK COVER

Janice Henn, pictured with her Yorkshire terrier, Killer, was diagnosed with rheumatoid arthritis when she was 35 years old. That was 28 years ago. "No matter what I did for 25 years I didn't find anything to stop it," she says. Arthritis took its toll on everything she enjoyed doing: gardening, walking the dog, family vacations and playing with her grandchildren. "When I walked, it felt like my bones were frozen, like they were going to break every step I took," says Janice. In 2008, at the recommendation of her doctor, Janice entered a clinical trial for *Orencia* (abatacept) subcutaneous formulation. Since entering the trial, her condition has improved. "I feel like I'm a participant in life again, rather than just an observer," she says. "I'm so grateful."

Produced by the Bristol-Myers Squibb Public Affairs Department.




Bristol-Myers Squibb
Together we can prevail.®

Bristol-Myers Squibb
345 Park Avenue • New York, NY 10154-0037
212-546-4000 • www.bms.com


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